Our Ref : BS(2007)204(JL) File No.82-34675

2 October 2007 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 30 September 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

07027446

Jacqueline Lee
Assistant Company Secretary

Encl.

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	02/10/2007	11:23:19	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	02/10/2007	11:23:19	Approved By 審批者	02388P02
Submission No. 呈交編號	EBIS-071002-00069		Status 狀況	Approved

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 30/09/2007
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Jason C.W. Yeung			
Contact Telephone No. 聯絡電話	2846 2700		Date submitted 呈交日期	02/10/2007

Section A A 部 | Section B B 部 | Section C C 部 | Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 2388
(1) 股份代號：
Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :
(2) 股份代號：
Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 ：
Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month **本月底法定股本總額**	HKD	100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
		Total Exercised Money During the Month 月內已行使總金額	HKD			Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One At Price : HKD Issue and allotment Date :	

	價格：	(dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股

			Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8. **Other** 其他 (Please specify) （請註明）	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Jason C.W. Yeung

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

BANK OF CHINA

File No.82-35030

Our Ref: BOC/BSHK(2007)065(JY)

4 October 2007

BY COURIER

SEC MAIL PROCESSING SECTION RECEIVED OCT 05 2007 WASH. D.C. 186

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

Encl.

List of Documents Furnished

1. 2007 Interim Report to H-Share holders of the Bank (stock code: 3988).
2. 2nd letter to H-Share holders in relation to 2007 Interim Report of the Bank.
3. 2nd letter to H-Share Holders in relation to posting of 2007 Interim Report on the Bank's website.
4. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 September 2007 filed by the Bank with The Stock Exchange of Hong Kong Limited.

File No. 82-35030

中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

Delivering **Growth** *and* **Excellence**

INTERIM REPORT 2007

Bank of China Limited

(A joint stock company incorporated in the People's Republic of China with limited liability)

Stock Code: 3988

Contents

Financial Highlights	2
Message from the Chairman	4
Message from the President	6
Corporate Information	8
Management Discussion & Analysis	9
Economic, Financial and Regulatory Environment	9
Financial Review	10
Business Review	18
Risk Management	30
IT Blueprint	44
Cooperation with Strategic Investors	45
Changes in Share Capital, Shareholdings of Substantial Shareholders	47
Directors, Supervisors, Senior Management and Staff	52
Corporate Governance	55
Significant Events	60
Report on Review of Interim Financial Information	65
Condensed Consolidated Financial Statements	66
Unaudited Supplementary Financial Information	112
Supplementary Information — Financial Statements Prepared in Accordance with CAS	119
Definitions	123

Financial Highlights

Note: This report is prepared in accordance with International Financial Reporting Standards (IFRS).

Unit: RMB million (unless otherwise stated)

	Notes	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006
Results of operations			
Net interest income		**71,027**	54,823
Non-interest income	1	**17,604**	14,680
Operating income	2	**88,631**	69,503
Impairment losses on loans		**(5,244)**	(5,479)
Operating expenses		**(33,072)**	(29,686)
Operating profit		**50,315**	34,338
Profit before income tax		**50,920**	34,709
Profit after tax		**32,382**	22,251
Profit after tax attributable to equity holders of the Bank		**29,543**	19,477
Earnings per share for profit attributable to equity holders of the Bank (basic and diluted, RMB)		**0.12**	0.09
Key financial ratios			
Return on average total assets (%)	3	**1.16**	0.89
Return on average equity (%)	4	**15.18**	13.38
Net interest spread (%)	5	**2.49**	2.12
Net interest margin (%)	6	**2.66**	2.27
Non-interest income to operating income (%)	7	**19.86**	21.12
Cost to income ratio (%)	8	**37.31**	42.71
Cost to income ratio (excluding business and other taxes, %)		**32.91**	38.41
Credit cost (%)	9	**0.41**	0.47

	Notes	As at 30 June 2007	As at 31 December 2006
Balance sheet items			
Total assets		**5,833,891**	5,327,653
Loans, net		**2,572,198**	2,337,726
Investment securities	10	**1,945,060**	1,892,482
Total liabilities		**5,408,426**	4,914,697
Due to customers		**4,351,067**	4,091,118
Capital and reserves attributable to equity holders of the Bank		**395,512**	382,917
Loan to deposit ratio (%)	11	**61.39**	59.45
Net assets per share (RMB)	12	**1.56**	1.51
Capital adequacy ratios			
Core capital adequacy ratio (%)		**11.32**	11.44
Capital adequacy ratio (%)		**13.39**	13.59
Asset quality			
Identified impaired loans		**99,429**	103,232
Identified impaired loans to gross loans (%)	13	**3.72**	4.24
Allowance for loan impairment losses		**98,932**	94,293
Allowance for loan impairment losses to identified impaired loans (%)	14	**99.50**	91.34

Notes:

1. Non-interest income = net fee and commission income + net trading (losses)/gains + net (losses)/gains on investment securities + other operating income.
2. Operating income = net interest income + non-interest income
3. Return on average total assets = profit after tax ÷ average total assets. Average total assets = (total assets at the beginning of reporting period + total assets at the end of reporting period) ÷ 2, annualized.
4. Return on average equity = Profit after tax attributable to equity holders of the Bank ÷ average owner's equity. Average owner's equity = (owner's equity, excluding minority interest, at the beginning of reporting period + owner's equity, excluding minority interest, at the end of reporting period) ÷ 2, annualized.
5. Net interest spread = average yield of interest-earning assets – average cost of interest-bearing liabilities. Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are average daily balances derived from the Bank's management accounts (not reviewed).
6. Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balance is average daily balance derived from the Bank's management accounts (not reviewed).
7. Non-interest income to operating income = non-interest income ÷ operating income
8. Cost to income ratio = operating expenses ÷ operating income
9. Credit cost = impairment losses on loans ÷ average balance of loans. Average balance of loans = (balance of loans at the beginning of reporting period + balance of loans at the end of reporting period) ÷ 2, annualized.
10. Investment securities include available-for-sale securities, held-to-maturity securities, securities classified as loans and receivables and trading assets and other financial instruments at fair value through profit or loss.
11. Loan to deposit ratio = balance of loans at the end of reporting period ÷ balance of due to customers at the end of reporting period
12. Net assets per share = capital and reserves attributable to equity holders of the Bank at the end of reporting period ÷ number of ordinary shares in issue at the end of reporting period
13. Identified impaired loans to gross loans = identified impaired loans at the end of reporting period ÷ gross loans at the end of reporting period
14. Allowance for loan impairment losses to identified impaired loans = allowance for loan impairment losses at the end of reporting period ÷ identified impaired loans at the end of reporting period

Message from the Chairman

I am very pleased to report our business performance for the first half of 2007 to our investors and others who take an interest in the Bank. For the six-month period ended 30 June 2007, the Group achieved RMB50.315 billion in operating profit and RMB29.543 billion in profit after tax attributable to the shareholders of the Bank, a year-on-year increase of 46.53% and 51.68% respectively. Return on average total assets (ROA) and return on average equity (ROE) reached 1.16% and 15.18% respectively.

According to the laws of China, an extraordinary shareholders' meeting should be held and the financial statements should be audited before profit distribution. Given the time constraints and the complexity and relatively high costs of this process, the Bank has decided to deliberate on the full-year dividend distribution plan after the audit of the full-year business results of 2007. The dividend policy will however, remain unchanged, with a payout ratio of 35%–45% of the Group's net profit in 2007.

In the first half of 2007, we held the first Annual General Meeting of Shareholders after the public listing of our Bank. All directors, supervisors and certain members of senior management participated in the meeting, and responded fully and proactively to the questions from shareholders on the Bank's business operations and corporate governance. Going forward, we will continue to effectively communicate and interact with shareholders and ensure that members of the Board and the Management understand and respond to expectations from the Bank's stakeholders. The re-election of directors at the expiration of their terms of office was also completed at the Annual General Meeting of Shareholders. On behalf of the Board, I would like to avail myself of this opportunity to express my heartfelt gratitude to the retiring directors, Mr. Hua Qingshan, Mr. Yu Erniu, Ms Zhu Yan and Mr. Zhang Xinze, for their dedication and contribution to the Bank. I would also like to extend a warm welcome to our newly appointed directors, Mr. Cai Haoyi, Mr. Wang Gang and Mr. Huang Shizhong. Following the re-election, the number of independent non-executive directors of the Bank will increase to five, thereby enlarging the proportion of independent non-executive directors on the Board.

To develop into a first-class international bank, the Bank will further promote reform in human resources management, sharpen our core competitiveness and maintain a sustainable and stable growth in the long run. In the first half of this year, we appointed, through global recruitment, a new Chief Credit Officer and a new Chief Audit Officer with managerial experience in international banks, thereby strengthening our senior management team and laying a solid foundation for the market-oriented reform of the Bank's human resources management. We believe that this reform will better enable us to implement the Group's development strategy, enhance business performance, improve labor productivity and create greater value. This reform will also help to raise the morale of our staff and reinforce their commitment, while allowing us to retain and attract talents, stabilize staff turnover and contribute to the development of a stable and harmonious society. In other aspects, the Bank also achieved substantial progress in risk management, internal control, business process reengineering and the implementation of our IT Blueprint.

In the second half of 2007, the Chinese economy is expected to maintain steady and rapid growth, although trade surplus is likely to grow at a slower pace and excess liquidity will remain. The focus of the Government's macro-economic policy will be to control overheating of the fast growing economy. Against competition from domestic and foreign banks, BOC will rise to challenges in the market, step up the implementation of our development strategy, closely monitor risk, strengthen our internal controls and vigorously push forward the implementation of our IT Blueprint. We will also continue to expedite the reform of human resources management and optimize human resources allocation, while fostering a strong corporate culture in which our core values are inculcated into every aspect of our operations, thereby providing enduring and sustained driving force for the Bank's development.

Finally, I would like to express my appreciation to our domestic and overseas customers, shareholders, peers and friends from diverse constituents for their care and support. I would like to assure all of our shareholders that we have confidence in our ability to achieve even better performance. My thanks also go to all members of the Board of Directors, the Board of Supervisors and the Management, as well as all the staff of the Group. Through your diligent efforts and dedication, the Bank will continue to achieve its objectives in its scientific development.

Xiao Gang
Chairman
23 August, 2007

Message from the President

In the first half of 2007, our Management team, following the principle of scientific development, successfully implemented the strategies approved by the Board of Directors, vigorously carried out their duties, and fulfilled the overall budget as planned. Based on IFRS, by the end of June 2007, our Bank's total assets stood at RMB5,833.891 billion, total liabilities at RMB5,408.426 billion, and shareholders' equity (including minority interests) at RMB425.465 billion, representing an increase of 9.50%, 10.05% and 3.03% respectively compared with the previous year-end. Profit after tax attributable to shareholders of the Bank reached RMB29.543 billion, up 51.68% over the same period of last year. Earnings per share grew to RMB0.12, representing a year-on-year increase of 33.33%. Return on average total assets (ROA) was 1.16%, and return on average equity (ROE) was 15.18%, representing a year-on-year increase of 0.27 and 1.80 percentage points respectively.

The significant increase in profit after tax of our Bank in the first half of 2007 was mainly attributable to the rapid development of various business lines, robust growth in both net interest income and non-interest income, effective control over credit cost and the continued lowering of cost to income ratio.

Net interest income of our Bank grew by 29.56% to RMB71.027 billion compared with the same period of last year. Net interest margin and net interest spread reached 2.66% and 2.49%, an increase of 39 and 37 basis points respectively over the same period of last year. Non-interest income increased by 19.92% to RMB17.604 billion, in which net fee and commission income totaled RMB11.764 billion, up 71.96% from the same period of last year.

The growth of operating income was faster than that of operating expenses. The cost to income ratio reached 37.31%, a year-on-year decrease of 5.40 percentage points, indicating a continued improvement in operational efficiency.

Our risk management mechanism worked effectively. The balance of identified impaired loans totaled RMB99.429 billion, down RMB3.803 billion over the end of 2006, with a drop of 0.52 percentage point in the ratio of identified impaired loans to gross loans to 3.72%. Credit cost was contained at 0.41%, down 6 basis points from the same period of last year. The coverage ratio of impaired loans provision to identified impaired loans reached 99.50%, up 8.16 percentage points over the previous year-end. Net foreign currency exposure declined by USD11.7 billion, further reducing our exchange rate risk.

The Management fully understands the importance of identifying our Bank's strengths and weaknesses and the need for constantly and consistently reinforcing our core competitive advantages in the effort to build BOC into a world-class international bank and achieve sustainable and steady development. In the second half of this year, we will continue to enhance our competitiveness with the aim of achieving stronger and faster growth. We are intent, as ever, on enhancing our business management practices and nurturing innovation; fostering the principle of customer centric services and sharpening the competitiveness of each business line; pushing forward our IT Blueprint to shore up our Bank's advantages in technology; advancing the development of overseas business and diversifying businesses and earnings to enlarge our competitive

advantages; strengthening risk management and internal control; and intensifying our reform of human resources management to sustain our competitiveness in the market.

The Management will continue to lead all staff in the effective implementation of our business objectives and strategies approved by the Board of Directors, enhance market competitiveness and achieve outstanding performance.



Li Lihui
President
23 August, 2007

Corporate Information

Registered Corporate Name in Chinese

中國銀行股份有限公司

Registered Corporate Name in English

BANK OF CHINA LIMITED

Legal Representative

XIAO Gang

Authorized Representatives

LI Lihui
YEUNG Jason Chi Wai

Secretary to the Board of Directors

YEUNG Jason Chi Wai

Listing Affairs Representative

LUO Nan

Office Address:	No.1 Fuxingmen Nei DaJie, Beijing, China
Telephone:	(86) 010-6659 2638
Fax:	(86) 010-6659 4568
E-mail:	bocir@bank-of-china.com

Registered Address of Head Office

No.1 Fuxingmen Nei DaJie, Beijing, China

Office Address:	No.1 Fuxingmen Nei DaJie, Beijing, China
Post code:	100818
Website:	http://www.boc.cn
E-mail:	bocir@bank-of-china.com

Place of Business in Hong Kong

8/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong

Selected Newspapers for Information Disclosure

A Shares

China Securities
Shanghai Securities
Securities Times

H Shares

South China Morning Post
Hong Kong Economic Times

Website designated by CSRC to publish the Interim Report

http://www.sse.com.cn

Website designated by The Stock Exchange of Hong Kong Limited to publish the Interim Report

http://www.hkex.com.hk

Places where the Interim Report can be obtained

Major business locations

Stock Information

A Shares

Shanghai Stock Exchange

Stock Name: 中國銀行
Stock Code: 601988

H Shares

The Stock Exchange of Hong Kong Limited

Stock Name: 中國銀行
Stock Code: 3988

Share Registrar

A Shares

Shanghai Branch of China Securities Depository and Clearing Corporation Limited

3/F, China Insurance Building
166 East Lujiazui Road
Pudong New Area
Shanghai
Telephone: (86) 021-3887 4800

H Shares

Computershare Hong Kong Investor Services Limited

Rooms 1806–1807
18/F, Hopewell Center
183 Queen's Road East
Wan Chai
Hong Kong
Telephone: (852) 2862 8555

Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Management Discussion & Analysis

Economic, Financial and Regulatory Environment

In the first half of 2007, the world economy maintained robust growth. The economy of Europe experienced strong growth and that of Japan a steady revival, which effectively offset the impact arising from the slowdown of the US economy. Emerging markets maintained their rapid growth, and the Chinese economy grew steadily and rapidly, with a year-on-year increase of 11.5% in GDP and 3.2% in CPI. China's foreign trade expanded rapidly, yielding a trade surplus of USD112.53 billion.

In the first half of 2007, international financial markets also fared well, with global liquidity remaining strong. Interest rates in Europe and Japan continued to rise. The global capital market hit a new record high, accompanied by several drastic fluctuations. Prices of bulk commodities such as oil and gold, stayed at a high level. Transactions in financial derivatives experienced constant innovation, and the development of the international banking sector continued amid a wave of mergers and acquisitions.

China's financial market, by and large, made steady progress. In the first half of 2007, the exchange rate of RMB to certain foreign currencies fluctuated within a wider band. RMB appreciated by 2.54% against USD. In order to avoid economic overheating and strengthen liquidity management, the central bank adjusted RMB deposit and loan rates twice, raised the mandatory deposit reserve rate five times, and issued directional bills twice. In the first half of the year, M2 increased by 17.06%. RMB loans and RMB deposits by financial institutions increased by 16.48% and 15.99% respectively. The scale of China's stock markets expanded by a large margin, with total value reaching RMB16.62 trillion, up 85.93% over the beginning of the year. With steady growth in bond issuance and trading volume, the value of the bond market reached RMB10.41 trillion, up 10.86% over the beginning of the year.

The reform and opening of China's banking sector proceeded systematically. In the first half, the China Postal Savings Bank was incorporated, a number of joint-stock banks were successfully listed on the Shanghai and Hong Kong stock markets, and the reform of rural financial institutions further progressed. Several foreign-funded banks incorporated their local operations. Competition in the banking sector further intensified.

In the first half of 2007, the regulation of China's banking sector was further strengthened. The China Banking Regulatory Commission (CBRC) introduced measures designed to enhance the steady and healthy development of China's banking sector. These included the establishment of an off-site monitoring information system, issuance of operational risk management guidelines for commercial banks, the introduction of benchmarks for market-risk-management of the banking sector, and the launch of guidelines for the implementation of the new Basel Capital Accord.

As a result of the changes in the economic, financial, and regulatory environment, commercial banks are now facing more stringent requirements in regard to their operations and management.

Financial Review

Financial Performance and Results at a Glance

In the first half of 2007, the Group earned a profit after tax of RMB32.382 billion, an increase of RMB10.131 billion or 45.53% compared with the first half of 2006. Profit after tax attributable to equity holders of the Bank amounted to RMB29.543 billion, an increase of RMB10.066 billion or 51.68% over the same period of last year.

The substantial improvement in profit after tax was mainly attributable to the rapid growth in the Group's operating income, which was driven by the steady growth in loan portfolio, the increase in yields on assets, the consequential increase in net interest margin, and the significant growth in non-interest income. Credit cost also remained at a relatively low level in line with the decrease in both identified impaired loans and the ratio of identified impaired loans to gross loans due to the improvement in asset quality. Moreover, effective control of operating costs and improved operational efficiency resulted in the decrease in cost to income ratio, which also contributed to the increase in profit after tax.

Income Statement Analysis

The principal components of the Group's income statement are set out in the following table:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Net interest income	71,027	54,823	29.56
Non-interest income	17,604	14,680	19.92
Including: net fee and commission income	11,764	6,841	71.96
Impairment losses on loans	(5,244)	(5,479)	-4.29
Operating expenses	(33,072)	(29,686)	11.41
Operating profit	50,315	34,338	46.53
Profit before income tax	50,920	34,709	46.71
Income tax expense	(18,538)	(12,458)	48.80
Profit after tax	32,382	22,251	45.53

Net Interest Income

In the first half of 2007, the Group earned a net interest income of RMB71.027 billion, an increase of RMB16.204 billion or 29.56% compared with the first half of 2006. The average balances[1], average interest rates of major interest-earning assets and interest-bearing liabilities related to the Group, and the analysis of the impact of the change in volume and interest rate[2] on the Group's net interest income are summarized in the following table:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007			For the six month period ended 30 June 2006			Analysis of net interest income variances		
	Average balance	Interest income/ expense	Average interest rate	Average balance	Interest income/ expense	Average interest rate	Volume	Interest rate	Total
Interest-earning assets									
Loans	2,553,248	73,135	5.73%	2,294,002	60,707	5.29%	6,857	5,571	12,428
Investment securities	1,930,638	36,580	3.79%	1,850,510	30,652	3.31%	1,326	4,602	5,928
Due from banks and other financial institutions[3]	858,928	12,788	2.98%	694,824	8,765	2.52%	2,068	1,955	4,023
Total	5,342,814	122,503	4.59%	4,839,336	100,124	4.14%	10,251	12,128	22,379
Interest-bearing liabilities									
Due to customers	4,315,620	42,703	1.98%	4,001,322	38,887	1.94%	3,049	767	3,816
Due to banks and other financial institutions[4]	477,780	6,502	2.72%	371,143	4,122	2.22%	1,184	1,196	2,380
Other borrowed funds	104,128	2,271	4.36%	112,108	2,292	4.09%	(163)	142	(21)
Total	4,897,528	51,476	2.10%	4,484,573	45,301	2.02%	4,070	2,105	6,175
Net interest income		71,027			54,823		6,181	10,023	16,204
Net interest spread			2.49%			2.12%			
Net interest margin			2.66%			2.27%			

Notes:

1. Average balances of interest-earning assets and interest-bearing liabilities are average daily balances derived from the Bank's management accounts (not reviewed).

2. Impact of changes in volume on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of changes in interest rate on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Impacts relating to the combined changes in both volume and rate have been classified as changes in interest rate.

3. Due from banks and other financial institutions includes balances with central banks and placements with banks and other financial institutions.

4. Due to banks and other financial institutions includes amounts due to central banks and placements from banks and other financial institutions.

The Group's net interest spread (NIS) and net interest margin (NIM) rose by 37 basis points and 39 basis points to 2.49% and 2.66%, respectively, compared with the first half of 2006. The improvement in NIS and NIM was mainly attributable to the following: (a) Upon the PBOC's two upward adjustments in the benchmark rates of the RMB-denominated loans and deposits in the first half of 2007, the market rates of RMB increased. In addition, the market rates on major foreign currencies increased in the first half of 2007. As a result, the yields on major interest-earning assets, which included loans, investment securities and due from banks and other financial institutions, increased. Given that the Bank's demand deposits accounted for a significant portion of total deposits and the benchmark rate for such deposits remains unchanged in the first half of 2007, the extent of increase in average interest rate on interest-bearing liabilities was relatively lower than that of the interest-earning assets; (b) The Group intensified its efforts in increasing the proportion of higher yield interest-earning assets. As at 30 June 2007, the loan portfolio accounted for 48.12% of total interest-earning assets, an increase of 0.55 percentage point compared with the previous year-end; (c) As affected by the rapid development in capital markets, there is a noticeable trend of shifting from time deposits to demand deposits, and as a result the proportion of the demand deposits to total deposits increased by 2.48 percentage points to 45.26%, compared with the previous year-end; (d) Through enhanced asset and liability management, the Group achieved relatively higher interest income on its increased foreign currency activities. The related foreign currency derivative costs were however recorded under the net trading (losses)/gains. Please refer to Note II. 4 to the Condensed Consolidated Financial Statements for additional information.

Non-Interest Income

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Net fee and commission income	11,764	6,841	71.96
Net trading (losses)/gains	(1,252)	557	-324.78
Net (losses)/gains on investment securities	(171)	64	-367.19
Other operating income	7,263	7,218	0.62
Total	17,604	14,680	19.92

The Group reported a non-interest income of RMB17.604 billion in the first half of 2007, an increase of RMB2.924 billion or 19.92%, representing 19.86% of the operating income, a decrease of 1.26 percentage points compared with the first half of 2006.

Net Fee and Commission Income

In the first half of 2007, the Group earned a net fee and commission income of RMB11.764 billion, an increase of RMB4.923 billion or 71.96%, representing 13.27% of the operating income, an increase of 3.43 percentage points compared with the first half of 2006. The significant increase in the Group's agency income, particularly the commission income from fund distribution, was largely attributable to the rapid development of domestic capital markets and positive investment sentiment of the general public. The principal elements are set out in the table below:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Agency commissions	5,354	2,201	143.25
Settlement and clearing fees	2,220	1,794	23.75
Credit commitment fees	1,874	1,438	30.32
Bank card fees	1,753	1,365	28.42
Custodian and other service fees	2,187	1,368	59.87
Fee and commission income	13,388	8,166	63.95
Fee and commission expense	(1,624)	(1,325)	22.57
Net fee and commission income	11,764	6,841	71.96

Net Trading (Losses)/Gains

The principal elements of net trading (losses)/gains are set out in the table below:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Net (losses)/gains from foreign exchange and foreign exchange products	(1,240)	1,418	-187.45
Net gains from precious metal transactions	105	136	-22.79
Net losses from interest rate instruments	(568)	(1,183)	-51.99
Net gains from trading equity securities	394	180	118.89
Others	57	6	850.00
Total	(1,252)	557	-324.78

The Group reported a net trading loss of RMB1.252 billion in the first half of 2007, a decrease of RMB1.809 billion compared with the gain in the first half of 2006. The change was mainly attributable to the increase in costs related to foreign currency derivatives. Please refer to Note II. 4 to the Condensed Consolidated Financial Statements for additional information.

Net (Losses)/Gains on Investment Securities

The Group reported a net loss on investment securities of RMB0.171 billion in the first half of 2007, a decrease of RMB0.235 billion compared with the gain in the first half of 2006. This was mainly attributable to the following: (a) BOCG Investment disposed of certain equity investments and recorded a gain of RMB0.365 billion; (b) the Group disposed of its available-for-sale securities with a gain of RMB0.579 billion, an increase of RMB0.483 billion compared with the first half of 2006; (c) the Group recognized impairment losses for its investment securities. Please refer to the 'Business Review — Financial Market Business' section and Note II. 17 to the Condensed Consolidated Financial Statements for additional information.

Other Operating Income

The Group's other operating income in the first half of 2007 was RMB7.263 billion, an increase of RMB0.045 billion or 0.62% compared with the first half of 2006. Please refer to Note II. 6 to the Condensed Consolidated Financial Statements for additional information.

Impairment Losses on Loans

In the first half of 2007, the Group improved asset quality and achieved its 'dual decrease' objective of reducing both identified impaired loans and the ratio of identified impaired loans to gross loans. Impairment losses on loans for the period amounted to RMB5.244 billion, a decrease of RMB0.235 billion or 4.29%, and credit cost decreased to 0.41% compared with the first half of 2006. As at 30 June 2007, the identified impaired loans totaled RMB99.429 billion, a decrease of RMB3.803 billion compared with the previous year-end. The ratio of identified impaired loans to total loans was 3.72%, a decrease of 0.52 percentage point compared with the previous year-end. For additional information on loan quality and allowance for loan impairment losses, please refer to the 'Risk Management — Credit Risk' section.

Operating Expenses

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Staff costs	15,058	13,093	15.01
General operating and administrative expenses	7,402	6,681	10.79
Depreciation and amortization	3,338	2,840	17.54
Business and other taxes	3,902	2,987	30.63
Insurance benefits and claims	2,888	3,423	-15.63
Other expenses	484	662	-26.89
Total	33,072	29,686	11.41

In the first half of 2007, the Group reported operating expenses of RMB33.072 billion, an increase of RMB3.386 billion or 11.41% compared with the first half of 2006. The increase was mainly attributable to: (a) an increase in the domestic staff costs driven by the full implementation of the new domestic salary scheme since the second half of 2006; (b) an increase in general operating and administrative expenses in line with the growth in the Group's business activities; (c) a depreciation charge of RMB0.378 billion recorded by Singapore Aircraft Leasing Enterprise (renamed and is now known as BOC Aviation Private Limited) acquired by the Group in December 2006.

In the first half of 2007, the Group focused on cost control and budgetary management and as a result, the growth of operating income outpaced that of operating expenses. Cost to income ratio of the Group lowered by 5.40 percentage points to 37.31% compared with the first half of 2006, reflecting an improvement in operational efficiency.

Income Tax Expense

In the first half of 2007, the Group incurred an income tax expense of RMB18.538 billion, an increase of RMB6.080 billion or 48.80% compared with the first half of 2006. Effective tax rate rose by 0.52 percentage point to 36.41%. The changes in income tax expense were mainly attributable to the following: (a) On 16 March 2007, the National People's Congress approved the PRC Enterprise Income Tax Law, which will reduce domestic enterprise income tax rate from 33% to 25% with effect from the beginning of 2008. In accordance with International Financial Reporting Standards, the Group remeasured its deferred tax assets and deferred tax liabilities of the domestic operations to reflect the future realization at the newly enacted tax rate, and thereby resulted in a one-off increase in the income tax expense of RMB4.178 billion; (b) Significant growth in taxable income resulted in the corresponding increase in income tax expense; (c) In accordance with the approval[5] of the MOF and the SAT, the Group's domestic salary expenses that can be deductible for income tax purpose increased in the first half of 2007, contributing a decrease in the Group's income tax expense for the period.

The reconciliation of the statutory income tax rate to the effective income tax rate is set forth in Note II. 9 to the Condensed Consolidated Financial Statements.

Balance Sheet Analysis

The principal components of the Group's balance sheet are set out in the table below:

Unit: RMB million, except percentages

	As at 30 June 2007	As at 31 December 2006	Change (%)
Assets			
Loans, net	2,572,198	2,337,726	10.03
Investment securities[6]	1,945,060	1,892,482	2.78
Due from banks and other financial institutions	932,716	787,471	18.44
Other assets	383,917	309,974	23.85
Total assets	5,833,891	5,327,653	9.50
Liabilities			
Due to customers	4,351,067	4,091,118	6.35
Due to banks and other financial institutions	601,067	368,059	63.31
Other borrowed funds	116,796	123,571	-5.48
Other liabilities	339,496	331,949	2.27
Total liabilities	5,408,426	4,914,697	10.05

Notes:

5. Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses (Cai Shui [2007] No. 40)

6. Including available-for-sale securities, held-to-maturity securities, securities classified as loans and receivables and trading assets and other financial instruments at fair value through profit or loss.

Loans

While actively implementing the macro-economic control policy of the State, the Bank managed its lending activities and achieved a stable growth in its loans in the first half of 2007. As at 30 June 2007, the Group had a total loan portfolio of RMB2,671.130 billion, an increase of RMB239.111 billion or 9.83% compared with the previous year-end. Corporate loans and personal loans increased by RMB152.228 billion or 8.23% and RMB86.883 billion or 14.91% to RMB2,001.503 billion and RMB669.627 billion, respectively, compared with the previous year-end.

For additional information on loan classification and credit quality, please refer to the 'Risk Management — Credit Risk' section.

Investment Securities

As at 30 June 2007, the Group held investment securities of RMB1,945.060 billion, an increase of RMB52.578 billion or 2.78% compared with the previous year-end. In order to achieve more flexibility in market opportunities and earn higher yields, the Group increased its investments in available-for-sale securities in the first half of 2007.

Investment securities on 30 June 2007 Unit: RMB million/(%)


Securities classified as loans and receivables, (net)
430,586
22.14%
Trading assets and other financial instruments at fair value through profit or loss
153,854
7.91%
Held-to-maturity securities
445,150
22.88%
Available-for-sale securities, (net)
915,470
47.07%

Investment securities on 31 December 2006 Unit: RMB million/(%)


Securities classified as loans and receivables, (net)
500,336
26.44%
Trading assets and other financial instruments at fair value through profit or loss
115,828
6.12%
Held-to-maturity securities
461,140
24.37%
Available-for-sale securities (net)
815,178
43.07%

Due to Customers

With the rapid growth of the domestic capital markets since the second half of 2006, the sentiment of the general public in saving has decreased, resulting in the slowing down of the growth in personal deposits (however, the increase in deposits from financial institutions has accelerated). The trend of customers' shifting their savings to demand deposits, which resulted in the shortening of deposit tenors, was apparent in the first half of 2007. As at 30 June 2007, the Group's deposits from customers[7] amounted to RMB4,351.067 billion, an increase of RMB259.949 billion or 6.35% compared with the previous year-end. Within corporate and personal deposits, 65.41% and 33.29% were demand deposits respectively, an increase of 1.33 and 1.40 percentage points, compared with the previous year-end.

Customer deposits on 30 June 2007 Unit: RMB million/(%)


Corporate demand deposits
1,165,598
26.79%
Security and margin deposits
153,989
3.54%
Personal time deposits
1,611,180
37.02%
Corporate time deposits
616,417
14.17%
Personal demand deposits
803,883
18.48%

Customer deposits on 31 December 2006 Unit: RMB million/(%)


Corporate demand deposits
979,653
23.95%
Security and margin deposits
145,850
3.57%
Personal time deposits
1,645,914
40.22%
Corporate time deposits
549,118
13.42%
Personal demand deposits
770,583
18.84%

Equity

As at 30 June 2007, the Group's total equity was RMB425.465 billion, an increase of RMB12.509 billion or 3.03% compared with the previous year-end. Please refer to the Consolidated Statement of Changes in Equity in the Condensed Consolidated Financial Statements for additional information.

Note 7. Including time deposits, demand deposits and security and margin deposits, excluding deposit placements from financial institutions.

Off-balance Sheet Items

Off-balance sheet items mainly include derivative financial instruments, contingent liabilities and commitments etc.

The Group entered into various foreign exchange rate, interest rate, equity and precious metals derivative transactions principally for its proprietary trading, risk management and asset and liability management. Please refer to Note II. 15 to the Condensed Consolidated Financial Statements for the contractual amounts and fair values of derivative instruments.

Contingent liabilities and commitments include legal proceedings, assets pledged, capital commitments, operating leases, certificate treasury bond redemption commitments and credit commitments. Credit commitments were the largest component, totaling RMB1,113.942 billion as at 30 June 2007.

For contingent liabilities and commitments, please refer to Note II. 28 to the Condensed Consolidated Financial Statements for more details.

Segment Reporting by Geography

The Group conducts its business activities in the Chinese Mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to the business activities, and the related assets and liabilities are set forth in the following table:

Unit: RMB million

	Chinese Mainland		Hong Kong & Macau		Other Overseas Locations		Elimination		The Group	
	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006
Assets	4,598,981	4,220,395	1,181,834	1,084,078	210,047	214,766	(156,971)	(191,586)	5,833,891	5,327,653
Liabilities	4,287,026	3,921,219	1,077,730	980,389	200,569	204,675	(156,899)	(191,586)	5,408,426	4,914,697

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006
Net interest income	60,760	45,347	9,242	8,627	1,025	845	—	4	71,027	54,823
Non-interest income	6,511	4,933	10,313	10,058	805	191	(25)	(502)	17,604	14,680
Including: net fee and commission income	8,025	4,225	3,321	2,714	418	387	—	(485)	11,764	6,841
Impairment (losses)/write back on loans	(5,163)	(6,473)	(33)	876	(48)	118	—	—	(5,244)	(5,479)
Operating expenses	(24,545)	(21,722)	(7,830)	(7,294)	(722)	(702)	25	32	(33,072)	(29,686)
Operating profit	37,563	22,085	11,692	12,267	1,060	452	—	(466)	50,315	34,338
Profit before income tax	37,563	22,085	12,297	12,722	1,060	452	—	(550)	50,920	34,709
Income tax expense	(16,489)	(10,809)	(1,843)	(1,710)	(206)	(142)	—	203	(18,538)	(12,458)
Profit after tax	21,074	11,276	10,454	11,012	854	310	—	(347)	32,382	22,251

The Chinese Mainland is the most important geographical segment. As at 30 June 2007, the segment's assets (before inter-company elimination) amounted to RMB4,598.981 billion, an increase of RMB378.586 billion or 8.97% from the previous year-end, representing 76.77% of the Group's total assets (before inter-company elimination), an increase of 0.30 percentage point. In the first half of 2007, this segment achieved a profit before income tax (before inter-company elimination) of RMB37.563 billion, an increase of RMB15.478 billion or 70.08% compared with the first half of 2006, representing 73.77% of the Group's total profit before income tax (before inter-company elimination). In comparison with the significant contribution from the Chinese Mainland resulting from its rapid business growth, the contributions from other segments to the Group's profit before income tax (before inter-company eliminations) became less prominent.

Business Review

Our Bank's scope of business encompasses three main areas: commercial banking, investment banking and insurance. Through our global network, service quality and financial and managerial strength, our Bank continues to maintain a unique competitive advantage in the domestic banking market.

Commercial Banking

Commercial banking business has traditionally been the main business of our Bank. It comprises corporate banking business, personal banking business and financial market business (mainly consists of treasury business).

Corporate Banking Business

Opportunities and Challenges

In the first half of 2007, the Government's macro-economic control policy gradually took effect. The rapid development of the capital market generated impact on the growth of corporate RMB deposits. Competition among banks in products, services and pricing intensified during the period. In accordance with the Government's macro-economic control policy, our Bank took action to stabilize loan growth and made adjustments to both our customer and industrial sector structures. Our Bank also focused on marketing that is targeted at key customer groups and high quality projects in an effort to explore new business opportunities. We continued to deliver product innovation and strengthened the cooperation with BOCI, BOCG Investment and BOCG Insurance, enhancing our ability to provide integrated services to customers through a universal banking platform.

Business Operations

In the first half of 2007, overall profit before tax (before inter-company elimination) of the corporate banking business contributed to the Group was RMB22.338 billion, representing an increase of 37.94% compared with the same period of last year. With effect from 1 January 2007, the Group revised its basis in allocating segment operating expense in respect of the cost of retail counter staff and sales department staff between the corporate banking and personal banking segments to better reflect its business segment operating profit. Please refer to Note II. 1 to the Condensed Consolidated Financial Statements for details.

Deposit Business

Our Bank stepped up the marketing of RMB deposit-taking and optimized the term structure of deposits to corporate customers. As at 30 June 2007, RMB corporate deposits in our domestic operations stood at RMB1,284.632 billion, an increase of RMB123.847 billion or 10.67% compared with the previous year-end, representing an improved deposit structure. Despite the impact of RMB appreciation, we maintained our advantage in foreign currency corporate deposits as a result of our continuous efforts to expand this business. As at 30 June 2007, foreign currency denominated corporate deposits in our domestic operations amounted to RMB161.838 billion, representing an increase of RMB31.275 billion or 23.95% compared with the previous year-end. Our Bank maintained the leading position in foreign currency denominated corporate deposits with a market share of 19.46%, an increase of 2.84

percentage points compared with the beginning of the year. Taking advantage of the business opportunities arising from the boom in H-share market, BOCHK, a subsidiary company of our Bank, attracted more customers and short-term funds from IPOs, which propelled the fast growth in foreign currency corporate deposits of our overseas operations. As at 30 June 2007, foreign currency denominated corporate deposits in our overseas operations totaled RMB335.545 billion, an increase of RMB98.122 billion or 41.33% compared with the previous year-end. Excluding the short-term impact generated by IPO deposits and IPO financing at the end of June 2007 by BOCHK, total corporate deposits in our overseas operations increased by 10.46% in RMB compared with the previous year-end.

Loan Business

Our Bank attaches great importance to the stable and healthy growth of our RMB corporate loan business and dedicates substantial resources to marketing activities targeted at key customers, optimizing our customer structure and improving asset quality. As at 30 June 2007, RMB-denominated corporate loans in our domestic operations stood at RMB1,362.212 billion, representing an increase of RMB117.153 billion or 9.41% compared with the previous year-end. Our Bank had a market share of 6.31% among all financial institutions in China in this regard, representing a 0.06 percentage point increase compared with the previous year-end. The outstanding balance of corporate loans denominated in foreign currencies in our domestic operations was RMB297.968 billion, representing a decrease of RMB3.793 billion compared with the previous year-end. Our Bank maintained the leading position in the business of foreign currency denominated corporate loans with a market share of 19.02%. As at 30 June 2007, the outstanding balance of foreign currency denominated corporate loans in our overseas operations amounted to RMB341.323 billion, representing an increase of RMB38.868 billion or 12.85% compared with the previous year-end. Excluding the short-term impact on loan granting generated by IPO deposits and IPO financing at the end of June 2007 by BOCHK, total corporate loans in our overseas operations increased by 7.90% in RMB compared with the previous year-end.

Financial Institutions Business

By the end of June 2007, RMB-denominated deposits from domestic financial institutions in our Bank reached RMB272.212 billion, up RMB130.753 billion compared with the previous year-end, with a market share of 14.23% among the big four banks, up 3.12 percentage points from the previous year-end. Foreign currency denominated deposits from financial institutions were USD18.31 billion, up USD7.127 billion compared with the previous year-end.

International Settlement and Trade Finance

In the first half of 2007, taking advantage of the development in the international and domestic economy and trade as well as new business opportunities arising from the 'going out' strategy of large enterprises, our Bank promoted the rapid growth of our overseas and domestic trade finance business through comprehensive business process reengineering and IT system enhancement. We also took measures that effectively cushioned the impact arising from the changes in the Government's short-term foreign debt policy. At the same time, we enhanced interaction between our domestic and overseas branches, which prompted the growth of the international settlement business in our Bank's overseas operations. During the period, the volume of international settlement business transactions conducted by our domestic branches reached USD350.981 billion, a year-on-year increase of 29.99%, of which, the business volume of international trade settlement amounted to USD281.436 billion, enhancing our leading position in this business among domestic peers. In terms of foreign exchange volume in our trade finance business, our domestic branches achieved a year-on-year increase of 21%. We also doubled the volume of trade finance in RMB. Moreover, our Bank's global ranking in export factoring in Factors Chain International rose to the third place. In the first half of

2007, our Bank was also named Best Trade Finance Bank in China of Year 2006 by magazines of *The Asset* and *Trade Finance*, making us the only commercial bank in the Chinese Mainland earning this award.

Other Corporate Fee-based Businesses

Our Bank provides an extensive range of fee-based products and services for corporate customers. Our domestic settlement businesses primarily include bank drafts, promissory notes, checks, foreign currency exchange, collection and banker's acceptance. In the first half of 2007, settlement business for domestic companies conducted by our domestic operations achieved a substantial increase compared with the same period of last year. Lending-related services primarily include on-lending arrangements, syndicated loan arrangements, entrusted loans, agency lending for policy banks and corporate financial consultancy.

Product Innovation

In the first half of 2007, our Bank made steady progress in product management and innovation. The *Guidelines of Corporate Banking Products* (2007 edition) and the *Handbook of Corporate Banking Products* (2007 edition) were published during the period, further enhancing the standardization and specialization of our product management. Our Bank introduced new services and products, including *Piaohuo Tong* inventory-linked acceptance for dealer financing, purchase of accounts receivables, asset (commercial property) backed loans and corporate financial advisory services. Our Bank continued to promote and strengthen the *Da* series of trade finance products, such as *Rongyi Da* (account receivable financing), *Rongxin Da* (ECA) (underlying export credit insurance financing) and Non-notification Export Factoring, which brought our Bank's product competitiveness to a new level in trade finance services. We also provided business line management for syndicated loans, under which we managed more than ten large-scale projects. Our Bank worked with RBS Group on a shipping finance project for Shanghai Time Shipping Co., Ltd, which earned us the Asia Shipping Finance of Year 2006 award by Jane's in Britain. Additionally, a project finance deal in which we participated for Angola Block 18 Offshore Oilfield of Sinopec was awarded EMEA Oil and Gas Deal of Year 2006 and Africa Oil and Gas Deal of Year 2006.

Growth Strategy and Current Status of Small Enterprise Loans

Our Bank undertook a full-scale analysis and evaluation of our current management model for small enterprise loans and borrowed experience from our strategic investor, Fullerton Financial Holdings Pte. Ltd, to improve our SME business. We also explored bold practices in aspects of operation standardization, business processes, product combinations, risk pricing, risk tolerance, and mechanisms for appraising performance and matching accountability and responsibility for small enterprises loans, expedited research on product development of SME loans and enhanced marketing.

Outlook

With the changes and reforms that have taken place in the domestic financial market, our corporate banking business will face even more intense competition. In the second half of 2007, our Bank will continue to follow our customer-centric philosophy, optimize corporate banking business procedures, encourage product innovation and improve our service modules. We will also further strengthen communication between the Head Office and branches, as well as among our domestic and overseas operations, in order to improve the effectiveness of our trans-institutional cooperative marketing and cross-selling among different business lines. Additionally, we will take steps to further improve our small enterprise business model and meet the demands of our customers for integrated financial services, continuously enhancing our competitiveness in the market.

Personal Banking Business

Opportunities and Challenges

In the first half of 2007, the Chinese economy witnessed stable and rapid growth, which contributed

to the overall increase in urban household incomes. Benefiting from a robust and dynamic capital market, the people of China were more willing to invest in stocks and mutual funds, which effectively slowed down the growth momentum in personal savings. The accelerated appreciation of RMB encouraged the sale of foreign currencies by individuals and led to a slower growth in foreign currency deposits. With continued rising of housing prices in major cities, the Government put in place macro-economic control policies. The impact of the relatively high housing prices and active capital market combined to bring housing demand back to stable levels. Our Bank responded to changes in the market environment, adhered to the market-oriented principle and researched the market, while accelerating innovation in our products and services. These measures, together with the improvements we made in customer service, enabled us to achieve healthy growth in our personal banking business.

Business Operations

In the first half of 2007, overall profit before tax (before inter-company elimination) of the personal banking business contributed to the Group was RMB14.481 billion, representing an increase of 47.10% over the same period of last year.

Savings Deposits

By the end of June 2007, savings deposits denominated in RMB in our domestic operations stood at RMB1,642.137 billion, representing an increase of RMB39.382 billion or 2.46% compared with the previous year-end with a market share of 9.69% among all financial institutions. Foreign currency deposits in our domestic operations amounted to USD27.342 billion, representing a decrease of USD3.123 billion from the previous year-end with a market share of 48.46% among all financial institutions. As at 30 June 2007, the balance of deposits in our overseas operations totaled USD74.152 billion, an increase of USD407 million or 0.55% compared with the previous year-end.

Personal Loans

In the first half of 2007, we emphasized direct sale to our personal loan customers, strengthened our specialized sales team and improved centralized approval procedures. This enabled our Bank to expand our business coverage in personal loans and ensured greater service convenience. During the first six months of the year, the direct sale of personal loans contributed more than 50% of newly granted personal loans in our Bank. Direct sale has become an important means for our Bank to improve market competitiveness in personal loans. By the end of June 2007, personal loans in our domestic operations reached RMB513.918 billion, representing an increase of RMB70.338 billion or 15.86% compared with the previous year-end. By the end of June 2007, the balance of personal loans in our Bank's overseas operations totaled USD20.446 billion, an increase of USD2.625 billion or 14.73% compared with the previous year-end.

Personal Fee-based Business

'BOC Exchange and Transfer' Brand

During the first six months of the year, we increased the number of outlets providing foreign exchange settlement and sales to leverage our traditional advantage in foreign exchange business. We also expanded potential sources of foreign exchange business by strengthening cooperation with international remittance companies. Moreover, our Bank further segmented the individual foreign exchange market in accordance with our marketing strategy and integrated various foreign exchange products into our 'one-stop' service brand, BOC Exchange and Transfer.

'BOC Wealth Management' Service

Our Bank actively promoted our wealth management business, and during the reporting period, had succeeded in increasing the number of newly-signed domestic wealth management customers by 58,000.

The number of BOC Wealth Management customers had risen to 759,000 by the end of June 2007.

Our Bank maintained the focus on the specialization of BOC Wealth Management business. From January to June 2007, 30 new wealth management centers were established, bringing the total number of standardized wealth management centers to 327. Our Bank also trained about 200 financial advisors and selected the Top 10 BOC Wealth Management Centers and Top 10 BOC Wealth Management Customer Managers of 2006 for recognition.

Private Banking Business

On 28 March 2007, our Bank joined with RBS Group to launch the first private banking service in China targeting high net worth customers with individual assets valued at over USD1 million. The first batch of private banking service centres were opened in Beijing and Shanghai simultaneously. These openings marked a milestone in China's banking industry and will form a new development platform for our private banking business.

Bank Card Business

By the end of June 2007, our Bank had issued 3.92 million credit cards, 6.57 million quasi-credit cards and 103.66 million debit cards in the Chinese Mainland. Direct RMB card consumption during this period was RMB92.02 billion, representing a year-on-year increase of 41.4%. Foreign card agency transactions added up to RMB12.08 billion, representing a year-on-year increase of 15.3%.

Product Innovation

To meet customers' demand for asset value appreciation and preservation, our Bank continuously rolled out innovative new wealth management products in both RMB and foreign currencies. Among these were the first product for investing in overseas open-ended stock investment funds (QDII) — the BOC Stable Appreciation (coding R) and RMB Discrete Wealth Management Products series. Our Bank continued to push ahead our overseas wealth management special counter services, providing convenience for customers with cross-border asset portfolios. Our Bank also enriched the value-added system for 'BOC Wealth Management' customers and set up the VIP Exclusive Pass service in airports of major cities in China.

During the first six months of 2007, we analyzed customers' financing requirements into consumption and investment segments by also introducing new products, such as *Rongzi Bao* individual housing revolving credit loans and *Anxin Bao* commission supervision and *Anyi Bao* commission management for transactions in second-hand residential properties. All of these services contributed to the growing awareness of our Ideal Home personal loans brand among the general public.

Our Bank launched new co-branded bank cards, such as the BOC-AIRCHINA VISA Olympic credit card and BOC-CTRIP credit card, respectively covering frequent flyers and business travelers. Targeting public budget organizations, our Bank also introduced a BOC-UNIONPAY Fiscal Business card. In addition, we launched a marketing campaign targeted at the Fortune top 500 companies in the world as well as large domestic groups, as a result, 17 new business card group customers were signed up. In other segmented markets, our Bank further introduced a series of co-branded cards for BOC-China Associate, Great Wall-Ideal Home, Great Wall-ChinaLife Insurance and Great Wall-Car Union. Our BOC card series have been further enhanced with the addition of the Password plus Signature security feature and an automatic payment function was introduced to the Great Wall credit card.

Channel Construction

Our Bank attaches great importance to the physical environment of our outlets. To optimize their internal layout, we refurbished 2,653 outlets in a uniform standard, representing 25% of the total number. Our Bank also expanded the service area manager team to increase the number of duty managers in the outlets, which played a positive role in guiding customers and improving counter service efficiency.

Moreover, we optimized our ATMs and other self-service facilities, which have contributed to the growing rate of migration from counter transactions. The migration rate of counter transactions reached 60% during the first half of the year, representing an increase of 12 percentage points over the previous year-end.

By the end of June 2007, our Bank's individual electronic banking business reached a transaction volume of RMB874.1 billion with a year-on-year growth rate of 134%.

Our Bank officially started agency ticket sales for the Beijing 2008 Olympic Games and steadily prepared for the provision of on-site financial services at venues of the Olympic Games. At the same time, we integrated the interface in both Chinese and English for the self-service facilities to improve the environment of financial services during the Beijing Olympic Games.

Outlook

In the second half of 2007, our Bank will continue to develop the private banking business, keep a close watch on market changes and pursue growth opportunities. By extending co-operation with overseas strategic investors in terms of products, services and personnel training, our Bank resolves to improve our capacity for innovation and speed up the development and expansion of our private banking services. With the unique advantage of being the exclusive official banking partner of the Beijing 2008 Olympic Games, we will continue to develop Olympic-related products and enhance marketing campaigns that promote our brand name and personal banking services.

Financial Market Business

Opportunities and Challenges

In the first half of 2007, yields of major foreign currency denominated bonds increased, and the yield curve of domestic RMB-denominated bonds demonstrated a steep upward trend. Volatility in the stock market intensified amidst an overall rising trend with increasing IPOs by companies of various sectors and the market for mutual fund showed rapid expansion. Competition for deposits from domestic financial institutions intensified. In this environment, we faced new challenges in the development of our financial market businesses. We carried out research on the market and customers and explored opportunities in the high end of the market, following the business development policy of combining market share with product innovation. At the same time, leveraging our traditional advantages in the foreign exchange businesses and the active capital market, our Bank achieved relatively good results.

Business Operations

In the first half of 2007, overall profit (before inter-company elimination) before tax of the treasury business contributed RMB10.5 billion to the Group, representing a year-on-year increase of 77.82%.

Global Investments

By the end of June 2007, the scale of our foreign currency denominated investment portfolio was maintained at around USD129.436 billion. In response to market changes in the first half of the year, our Bank mitigated risk through active management of the portfolio. In light of the increased yields since April, we invested in longer tenor bonds in our portfolio and, as a result, the duration of our domestic operations was prolonged to 2.46 at the end of June.

Our Bank's foreign currency denominated investment portfolio includes asset-backed securities and collateralized debt obligations supported by US subprime mortgages (Subprime ABS and Subprime CDOs). As at 30 June 2007, the investment in these Subprime ABS stood at USD8.965 billion, representing 3.51% of the Group's total securities investment. Of these securities, 75.38%, 21.70% and 2.92% were rated AAA, AA and A, respectively. As at 30 June 2007, the Group's investment in Subprime CDOs was USD682 million, accounting for 0.27% of the total

securities investment. Of these securities, 81.8% and 18.2% were rated AAA and AA respectively.

To date, no default in the repayment of either the principal or interest has been experienced by any of these securities. Given the recent instability of the US credit market, our Bank has conducted an analysis of potential impairment of these securities. We have made impairment charges of RMB388 million and RMB758 million against specific Subprime ABS and Subprime CDOs respectively.

Our Bank responded to the changes in the market by shortening the duration of RMB-denominated investment and increasing investment in floating-rate bonds. By the end of June 2007, the total volume of the local currency denominated investment portfolio had increased from RMB875.2 billion at the previous year-end to RMB944.3 billion. The portfolio duration of our domestic operations declined from 1.84 at the end of last year to 1.49, thereby substantially reducing the overall interest rate risk of the portfolio.

Global Trading

In the first half of 2007, the number of exchange settlement and purchase transactions in the inter-bank spot and forward market reached 8,192, representing a year-on-year increase of 60%. Trading volume nearly tripled from USD53.4 billion last year to USD153.3 billion. Foreign currency trading was on the rise during this period, enabling our Bank to maintain our absolute leading position among market makers. Our market share in RMB swaps against foreign exchange far exceeded all other domestic peers, which helped us maintain our leadership in the market place. In the first half of 2007, the volume of gold trading accounted for 40.28% of the total trading volume on the Shanghai Gold Exchange, representing a year-on-year increase of 3 percentage points and reinforcing our leadership in gold trading. Trading volume in the foreign exchange option quotation account reached USD2.4 billion, which represented more than 3,000 trades. BOC is the only bank in China to run a gold option business.

Through the precise forecasting of market trends and decisive action, we made good progress in RMB-denominated bond trading business amidst a weak market. Our Bank also made effective use of our experience in foreign currency denominated derivative trading and quotations in RMB-denominated derivative quotations. Trading volume in RMB-denominated interest rate swaps by our Bank were among the highest in the market.

On behalf of our customers, our Bank developed the business in forward exchange settlement and purchase as well as RMB-denominated structured interest rate swaps, both of which brought in considerable fee-based earnings. In the first half of 2007, the volume of debt value-preservation and capital management trades on behalf of customers reached USD50 billion, putting our Bank first in both market share and trading volume, as well as achieving a record high. Our Bank also promoted the gold leasing and forward businesses, which provided our corporate customers with more choices for gold hedging. In the 2007 Country Awards organized by *Asian Finance*, our Bank received the award of Best Forex Bank in China.

Asset Management

In the first half of 2007, sales volumes of all our asset management and wealth management products totaled RMB31.2 billion. With respect to the structured wealth management business, we reached a volume of about RMB23.4 billion (excluding funds due) and launched 76 products. We also launched 4 RMB asset management products in the market with a total value of RMB7.16 billion. As the first domestic bank which introduced foreign currency denominated asset management businesses, our Bank had offered two QDII products in the market as at 30 June 2007 with sales volume totaling RMB1.4 billion.

Debt Capital Market (DCM)

Our Bank has always been a leader in the domestic USD bond underwriting business, with the market share improving by 1.7 percentage points from the

previous year-end. In the first half of the year, as a joint-lead manager and sole bookrunner, our Bank underwrote USD1.7 billion in domestic USD bonds issued by the China Development Bank and the Export-Import Bank of China and RMB12.8 billion in short-term financing.

Fund Distribution and Custodian Business

Our Bank witnessed rapid growth in fund distribution in the first six months of 2007, striking a record-high volume of RMB180.2 billion. The custodian business continued to grow in a rapid and healthy manner as our Bank optimized the custodian service workflow and enhanced system reliability and processing capacity. By the end of June 2007, the net value of total assets under custody arising from mutual funds, social securities fund, annuities and funds from QFIIs had exceeded RMB540 billion, an increase of 58% against the previous year-end.

Business Innovation

In the first half of 2007, our Bank successfully launched an individual margin deposit foreign exchange transaction business and developed forward and leasing of gold and silver hedge business. We also launched a number of products in the domestic wealth management market, including a hybrid product that links to prices of both gold and crude oil; a series of funds linked to several fixed-income funds managed by PIMCO, the globally-renowned asset management company; and an index-linked product that tracks the performance of the Hang Seng Index. Our Bank was the first among our domestic peers to introduce an asset management product investing in equity funds of Hong Kong. In corporate wealth management, our Bank launched a discounting business in commercial drafts and a series of wealth management products offering high liquidity with terms of 7 days, 14 days, 1 month and 3 months. All products provide convenient solutions in terms of subscription and redemption. Our Bank was awarded 2007 Best Local Currency Product Provider in the competition organized by *Asia Money* for two of our RMB products (structured currency product and structured interest rate product), which reflected our capability in product design.

Outlook

Changes in the economic environment and market will provide wider scope for our Bank's business development. We will keep a close watch on changes and trends in the market, seize investment opportunities, mitigate risk and increase profitability. We will also develop innovative products that meet customer demand, rapidly expand our RMB-denominated business on behalf of customers, push forward the transformation of our business and income structure, and create win-win situations among financial institutions on the basis of developing new fee-based businesses.

The BOCHK Group

Our Bank conducts commercial banking business in Hong Kong through the subsidiary BOCHK Group. As a major commercial bank in Hong Kong, BOCHK Group offers a comprehensive range of financial products and services through an extensive service network of over 280 branches, more than 450 ATMs in Hong Kong and other services and sales channels to its personal and corporate customers. With 65.77% of its shares owned by our Bank, BOCHK Holdings, which is the controlling shareholder of BOCHK, was listed on the Hong Kong Stock Exchange Main Board in July 2002.

Business Operations

In the first half of 2007, BOCHK Group registered satisfactory financial performance. Both operating profit before loan impairment allowances and profit attributable to shareholders reached record highs in half yearly earnings since the Group's restructuring in 2001. Both net interest income and non-interest income recorded steady growth. BOCHK Group's profit after tax contributed to our Bank in the first half

of 2007 was HKD4.922 billion, an increase of HKD234 million compared with the same period of last year, representing a growth of 4.99%. If converted to RMB, contribution of BOCHK Group's profit after tax to our Bank was RMB4.853 billion, a year-on-year increase of RMB4 million or 0.08%.

Loans and Deposits Business

In the first half of 2007, BOCHK Group benefited from the vibrant capital market and favorable economic environment in Hong Kong with steady progress made in key areas including corporate banking, personal banking, treasury business and business in the Mainland. Total customer deposits and advances to customers increased by 15.9% and 13.2% respectively from the previous year-end (Excluding IPO short-term deposits and IPO financing at the end of June 2007, total deposits and loans would increase by 5.2% and 8.7% respectively). Loans to SME customers recorded double-digit growth, while residential mortgages were up 3.3% compared with the previous year-end. BOCHK Group maintained its leading position in respect of the syndicated loan market, sustaining the largest share in mandated arrangement of syndicated loans for Hong Kong-Macau and Mainland-Hong Kong-Macau markets.

Business in the Mainland

BOCHK Group has a network of 14 branches and sub-branches operating in the Mainland, which provide cross-border banking services to customers from both Hong Kong and the Mainland. BOCHK Group leverages its close relationship with our Bank to provide complementary services to customers. As at the end of June 2007, loans granted by BOCHK Group's branches in the Mainland increased by over 16% compared with the previous year-end. Following its adoption of the dualistic approach in its Mainland business model, Nanyang Commercial Bank Limited received approval from CBRC to start preparatory work on setting up a local incorporation in the Mainland on 25 June 2007. The headquarters of Nanyang Commercial Bank (China) Limited will be in Shanghai, which will offer comprehensive banking services in the Mainland. BOCHK and Chiyu Banking Corporation will continue to operate as a branch of a foreign-funded bank with emphasis on the development of corporate banking business in the Mainland.

Treasury Business

BOCHK Group designed and launched the treasury products of structured notes and derivative warrants. The former were popular among customers with satisfactory sales, and the latter, benefiting from the buoyant stock market, were well received in the market. These new products not only broadened our product range, but also improved BOCHK Group's market position.

Renminbi Business

BOCHK was appointed by PBOC as the clearing bank for RMB-denominated businesses in Hong Kong. In the first half of 2007, BOCHK Group continued its leading position in RMB-denominated business and further expanded the scope of its services. BOCHK Group also promoted Renminbi integrated service to broaden its customer base. By the end of June 2007, BOCHK Group's Renminbi deposits in Hong Kong had increased by 20.5% from the beginning of the year, making it the market leader. Additionally, BOCHK Group maintained its leading position in RMB credit card issuance with the number of cards issued increasing by 8.3% from the beginning of the year, and cardholder spending achieved a year-on-year increase of 57.9%. Following approval to issue RMB-denominated bonds in Hong Kong in the first half of 2007, BOCHK successfully acted as one of the joint lead managers and placing banks in Hong Kong for the 5 billion Renminbi note issued by the China Development Bank, making it the pioneer in this business.

Cash Management Business and Custodian Service

In the first half of 2007, BOCHK Group enhanced its cash management service platform and reinforced its

connection with our Bank's overseas branches. In line with the development of QDII, BOCHK Group successfully secured the status of an offshore custodian bank for QDII products in the Mainland.

BOC Life

In the first half of 2006, BOCHK Holdings acquired a 51% share of BOC Group Life Assurance Company Limited (BOC Life) from Bank of China Group Insurance Company Limited. Cooperation between BOCHK Group and BOC Life has been enhanced since then, creating a synergy between the two. Profit before tax of BOC Life for the first half of 2007 was up 35.4% from the same period of last year.

Other Businesses

In the first half of 2007, BOCHK Group's IPO-related business performed remarkably. As the receiving bank for 20 IPOs, BOCHK Group handled over HKD650 billion in IPO funds. In addition, BOCHK Group provided IPO financing in connection with the IPOs of 26 companies, more than doubling the financing amount over the corresponding period of last year. Furthermore, BOCHK Group's stock brokerage business performed remarkably well with growth in business volume outperforming the market thanks to the efforts to improve the processing capacity of its stock trading platform, thereby improving the business volume of the automatic channel. The stock brokerage business volume for the first half of 2007 increased by 111.9% and the related fee income was up 105.6% compared with the same period of last year.

Outlook

In the second half of 2007, the financial market in the Mainland will continue to open up in accordance with the requirements of the World Trade Organization, which will generate more business opportunities for the banking industry in Hong Kong. In alignment with the business targets and focuses set forth in the 2006–2011 Strategic Plan, BOCHK Group will continue to strengthen collaboration between its Mainland and Hong Kong businesses in order to improve its business development and management, thereby maintaining its leading market position.

(For further details of BOCHK's business results and related information, please refer to its interim report for the same period.)

Investment Banking Business

Our Bank operates investment banking business through BOCI Group. In the first half of 2007, BOCI Group made sustained efforts to implement the integrated strategy of its private equity and traditional investment banking businesses and achieved significant breakthrough. In addition, the product and service offerings of BOCI Group were broadened and the cooperation with our Bank in integrated marketing was deepened continuously, which led to a significant improvement in overall competitiveness.

Business Operations

In the first half of 2007, our Bank realized a profit before tax of RMB922 million in investment banking business, representing a year-on-year decrease of RMB187 million or 16.86%.

Underwriting, Financial Advisory, and Merger and Acquisition

In the first half of 2007, BOCI Group acted as sponsor or lead manager on a number of initial public offerings, including China Agri-Industries Holdings Limited (H-share), Sichuan Xinhua Winshare Chainstore Company Limited (H-share) and Industrial Bank (A-share), as well as the issuance of several convertible bonds for customers such as Fushan International Energy Group. BOCI Group took a market share of 3.6% in terms of total underwriting volume in the Hong Kong IPO market during the reporting period.

Equities

Stock markets in Hong Kong and the Mainland underwent rapid development in the first half of 2007. BOCI Group continued its robust growth in equities brokerage and margin financing, and maintained its leading position in equities brokerage on the Hong Kong Stock Exchange as well as stock exchanges in the Mainland including Shanghai Stock Exchange and Shenzhen Stock Exchange. BOCI Group also launched innovative equity derivatives to provide customers with a range of diversified financial products.

Fixed Income

BOCI Group acted as arranger, joint-global coordinator and bookrunner for bond issuances on behalf of a number of leading corporations and financial institutions in Hong Kong and the Mainland. As at the end of June 2007, BOCI Group ranked first among domestic securities firms and sixth in the overall market (including banks, securities firms and investment banks) in terms of treasury bond underwriting in the Mainland.

Asset Management

BOCI-Prudential continued its steady growth in the first half of 2007, managing assets of over HKD33 billion, up 14.60% compared with the previous year-end. BOCI-Prudential remained a top-four player in the Hong Kong Mandatory Provident Fund market.

Direct Investment

In 2006, BOCI Group initiated and participated in the RMB20 billion project of Bohai Fund and Bohai Industry Investment Fund Management Company. In the first half of 2007, the project proceeded smoothly, highlighting its first-mover advantage in the field of RMB industry investment fund in the Mainland.

Outlook

China's booming economy and rapidly growing capital market, together with the economic and financial integration between Hong Kong and the Mainland, will reinforce a closer interaction between the two capital markets. Based on the establishment of effective good corporate governance, BOCI Group will strengthen its risk management and internal control systems, establish a customer-centered enterprise culture, promote the integrated strategy of private equity and traditional investment banking business, strengthen marketing and product innovation, promote cooperative marketing with BOC Group and make additional efforts to develop sustainability.

Insurance Business

Our Bank conducts general insurance business through the wholly-owned subsidiary, BOCG Insurance, which has been focusing its business in Hong Kong for nearly fifteen years and develops a stable business. With an extensive business network and a great variety of insurance products, BOCG Insurance's income from the general insurance business ranked third in 2006 in terms of gross premiums written in the Hong Kong market.

Business Operations

In the first half of 2007, our Bank realized a profit before tax of RMB208 million in insurance business, a year-on-year decrease of RMB181 million or 46.53%.

In spite of intense competition in Hong Kong's general insurance market, BOCG Insurance was able to maintain a stable business and control underwriting risk in the first half of 2007 by reducing participation in high-risk businesses and developing low-risk good-quality business lines. In the first half of 2007, to address market competition and customer demand, BOCG Insurance responded to the HKSAR Government's 'user pays' principle in health service

reform by promoting a series of new medical-care insurance products. At the same time, it developed a range of professional liability insurance products, including directors' and officers' liability insurance, professional indemnity insurance and bloodstock insurance, etc.

BOCG Insurance also launched the online insurance enrolment service for a series of personal insurance products taking advantage of telecommunications advancement and customer characteristics in Hong Kong. These products, which showed great potential, have already returned satisfactory results.

BOCG Life Assurance

In the first half of 2007, taking advantage of BOCHK's sales and marketing channel, BOCG Life Assurance launched new products and optimized its product mix with a focus on the promotion of regular pay and investment linked products that meet the needs of BOCHK's customers. In the first half of 2007, BOCG Life Assurance's profit after tax reached a new record high.

Business in the Mainland

In line with the business strategy of our Bank, BOCG Insurance established a wholly-owned subsidiary — Bank of China Insurance Company Limited (BOC Insurance) as one of its major strategic initiatives for business development in the Mainland.

The year 2007 is one in which BOC Insurance seeks development and breakthrough. BOC Insurance was approved by the China Insurance Regulatory Commission (CIRC) to be regulated as a Chinese funded insurance company, which presented an opportunity for accelerating the establishment of sale outlets and exploring a wider scope of business. In the first half of 2007, BOC Insurance received approval by CIRC to establish seven branches and is now planning to apply for another five in the second half of the year. In adherence to the set strategy and objective, BOC Insurance will enlarge the cooperation with internationally recognized brokerages, enhance basic management and improve managerial level.

In the first half of 2007, BOC Insurance established the motor insurance business unit as the fourth business unit in addition to its existing units of commercial line business, personal line business and marine business. BOC Insurance also strengthened cooperation with the Head Office and BOC branches to create synergy between a bank and an insurance company. It has developed credit card and mortgage related bancassurance products.

Outlook

In 2007, an increasing number of players are expected in the Mainland insurance market, which will lead to intensified competition. Our Bank will further accelerate the growth of insurance business and meet the requirements arising from business growth and competition by strengthening risk management capabilities, improving operational capabilities and efficiency, and building efficient service networks.

Risk Management

Overview

In the first half of 2007, our Bank enhanced proactive risk management and risk management capabilities with a view to promoting independence, centralization and professionalism.

Our Bank maintains a moderate risk appetite and strikes a balance between risk and return in a rational, stable and prudent manner.

Our guiding principle in developing a risk management framework includes complying with legal and regulatory requirements, achieving an appropriate equilibrium between risk and return, achieving and maintaining the independence of our risk management function, holding responsible employees accountable, aligning risk management with business development objectives and providing appropriate disclosure.

In seeking to improve our risk management system, we aim to achieve the following objectives: (1) the application of our risk management framework to all of our business departments, branches and subsidiaries; (2) assurance that risks inherent in our various business lines are effectively managed; (3) the establishment of a pervasive risk management culture; (4) the development of comprehensive and integrated risk management procedures, policies and processes; and (5) the utilization of appropriate risk management tools to identify, monitor and measure our risks.

Risk Management Framework

Our Bank's risk management framework is mainly composed of the Board of Directors and Risk Policy Committee under the Board, Internal Control Committee, Anti-Money-Laundering Committee, Asset-Liability Management Committee and Asset Disposal Committee under the Senior Management, the Risk Management Department, Credit Administration Department and Legal and Compliance Department. The Head Office manages risk in our branches through the vertical management model and in our business departments through the management model for risk window and monitors and controls risk management in our subsidiaries by appointing certain members of boards of directors or risk management committees.

Credit Risk

Overview

In the first half of 2007, as part of an ongoing effort, we adjusted our loan structure, increased loans to important industries and reduced loans to high-risk customers. We also improved our centralized and specialized credit approval system and put in place authorized credit application approvers in the Head Office, creating a smooth workflow of credit approval. In addition, our Bank enhanced the credit management of group customers and group customer collections, as well as the reporting of their members' information and the monitoring of group customers. We issued new rules for rating corporate customers and advanced the transformation towards the PD-based (Probability of Default) customer rating system. As at 30 June 2007, outstanding loans extended to borrowers with a credit rating 'A' accounted for approximately 45.6% of the total loans outstanding of the rated corporate customers in our domestic operations. This was 0.3 percentage point higher than that at the previous year-end. Outstanding loans extended to borrowers with credit ratings above 'BB' accounted for 84.4%, which was 2.8 percentage points higher than that at the previous year-end.

Loan Distribution

Loan concentration by geographic region

Group

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
Domestic operations	2,172,092	81.32%	1,988,334	81.76%
Overseas operations	499,038	18.68%	443,685	18.24%
Total	2,671,130	100.00%	2,432,019	100.00%

Note: In 2006, our Bank transferred impaired loans of RMB2.066 billion from overseas operations, and as at 30 June 2007 the outstanding amount of these loans was RMB2.006 billion. The transferred impaired loans are adjusted in the 'Management Discussion and Analysis — Risk Management' section for the purpose of comparison. The relevant information disclosed below is presented on the same basis.

Domestic

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
Northern China	372,239	17.14%	348,596	17.53%
Northeastern China	137,520	6.33%	136,119	6.85%
Eastern China	909,562	41.87%	819,434	41.21%
Central and Southern China	536,881	24.72%	485,285	24.41%
Western China	215,890	9.94%	198,900	10.00%
Total	2,172,092	100.00%	1,988,334	100.00%

Note: In 2006, to improve the recovery and disposal of NPLs, we centralized credit management of RMB12.643 billion in NPLs to the Head Office from seven of our domestic branches: Heilongjiang, Jilin, Liaoning, Hubei, Shaanxi, Shanxi and Xinjiang. As at 30 June 2007, the outstanding amount of these loans was RMB11.346 billion. For the purpose of comparison, such NPLs are adjusted in the 'Management Discussion and Analysis — Risk Management' section. The relevant information disclosed below is presented on the same basis.

Loan concentration by industry and product

Group

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
Corporate loans				
Manufacturing	660,621	33.01%	603,078	32.61%
Commerce and services	306,510	15.31%	301,254	16.29%
Real estate	242,575	12.12%	217,960	11.79%
Energy, mining and agriculture	274,909	13.74%	260,706	14.10%
Transportation and logistics	245,765	12.28%	211,786	11.45%
Public utilities	118,280	5.91%	106,141	5.74%
Construction	40,391	2.02%	38,897	2.10%
Financial services	66,772	3.34%	72,909	3.94%
Others	45,680	2.27%	36,544	1.98%
Sub-total	2,001,503	100.00%	1,849,275	100.00%
Personal loans				
Mortgage loans	511,957	76.45%	456,930	78.41%
Credit card advances	9,090	1.36%	8,458	1.45%
Others	148,580	22.19%	117,356	20.14%
Sub-total	669,627	100.00%	582,744	100.00%
Total	2,671,130		2,432,019	

Domestic

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
Corporate loans				
Manufacturing	604,735	36.47%	556,032	35.99%
Commerce and services	256,439	15.47%	255,787	16.56%
Real estate	131,300	7.92%	113,589	7.35%
Energy, mining and agriculture	259,354	15.64%	240,314	15.56%
Transportation and logistics	210,702	12.71%	182,398	11.81%
Public utilities	117,915	7.11%	105,933	6.86%
Construction	37,119	2.24%	34,676	2.25%
Financial services	38,373	2.31%	53,333	3.45%
Others	2,237	0.13%	2,692	0.17%
Sub-total	1,658,174	100.00%	1,544,754	100.00%
Personal loans				
Mortgage loans	391,617	76.20%	337,834	76.16%
Credit card advances	3,530	0.69%	2,876	0.65%
Others	118,771	23.11%	102,870	23.19%
Sub-total	513,918	100.00%	443,580	100.00%
Total	2,172,092		1,988,334	

Loan concentration by borrower

Our Bank focuses on the risk control of borrower concentration and is in compliance with the relevant regulatory requirements on borrower concentration.

Main regulatory ratios	Criteria	30 June 2007	31 December 2006
Proportion of outstanding loans of the largest single borrower (%)[1]	≤10	3.3	2.2
Top ten customer ratio (%)[2]	≤50	17.0	15.7

Notes:

1. Proportion of outstanding loans of the largest single borrower = Total outstanding loans to the largest single borrower/net regulatory capital

2. Top ten customer ratio = Total outstanding loans to the top ten customers/net regulatory capital

Loan concentration by currency

Group

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
RMB	1,882,237	70.47%	1,692,980	69.61%
Foreign currencies	788,893	29.53%	739,039	30.39%
Total	2,671,130	100.00%	2,432,019	100.00%

Domestic

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
RMB	1,875,922	86.36%	1,688,414	84.92%
Foreign currencies	296,170	13.64%	299,920	15.08%
Total	2,172,092	100.00%	1,988,334	100.00%

Loan Quality

Five-category loan classification

Our Bank generally measures and manages the quality of our credit assets based on the Guiding Principle on the Classification of Loan Risk Management issued by CBRC, which requires Chinese commercial banks to classify their loans into the following five asset quality categories: pass, special-mention, substandard, doubtful and loss. Loans classified in the substandard, doubtful and loss categories are regarded as non-performing loans (NPLs). For our overseas operations, if applicable local regulations and requirements are more prudent than the Guiding Principle on the Classification of Loan Risk Management, we classify our credit assets according to the local regulations and requirements.

In the first half of 2007, the domestic operations of our Bank began implementing the revised Management Rules of Loan Classification and continued centralizing the responsibility for approving corporate loan classification to the Head Office and domestic tier-one branches. When the loans are classified, we take into account various factors that will affect loan quality and focus on the core criterion of 'the probability of asset recovery and the extent of loss'. To set a loan's final risk classification, we perform a standard process of initial classification, checking, reviewing by our internal rating specialists and approving by our authorized loan classification approvers. The loan classification of a corporate customer may be revised when there are significant changes to the customer or its loan risk status.

As at 30 June 2007, the Group reported NPLs of RMB95.196 billion and an NPL ratio of 3.56%, representing a decrease of RMB3.024 billion or 0.48 percentage point compared with the previous year-end. Domestic NPLs and the NPL ratio were RMB93.122 billion and 4.29%, representing a decrease of RMB2.70 billion or a 0.53 percentage point compared with the previous year-end. The outstanding special-mention loan of the Group was RMB172.704 billion, a drop of RMB25.441 billion compared with the previous year-end, and accounted for 6.47% of the total loan portfolio and a decrease of 1.68 percentage points from the previous year-end. The outstanding special-mention loan in our domestic operations was RMB163.863 billion, a decrease of RMB24.741 billion compared with the previous year-end, accounting for 7.54% of the total loan portfolio and a drop of 1.95 percentage points from the previous year-end.

Group

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
Pass	2,403,230	89.97%	2,135,654	87.81%
Special-mention	172,704	6.47%	198,145	8.15%
Substandard	38,224	1.43%	39,390	1.62%
Doubtful	42,259	1.58%	44,100	1.81%
Loss	14,713	0.55%	14,730	0.61%
Total	2,671,130	100.00%	2,432,019	100.00%
NPLs	95,196	3.56%	98,220	4.04%

Domestic

Unit: RMB million, except percentages

	30 June 2007		31 December 2006	
	Balance	Proportion	Balance	Proportion
Pass	1,915,107	88.17%	1,703,908	85.69%
Special-mention	163,863	7.54%	188,604	9.49%
Substandard	37,382	1.72%	38,517	1.94%
Doubtful	41,387	1.91%	43,119	2.17%
Loss	14,353	0.66%	14,186	0.71%
Total	2,172,092	100.00%	1,988,334	100.00%
NPLs	93,122	4.29%	95,822	4.82%

Identified Impaired Loans

In accordance with IAS 39, if there is objective evidence of a measurable decrease in estimated future cash flows from loans, we identify the loans as impaired and make allowance for impairment losses.

Movement of identified impaired loans

As at June 30 2007, the Group reported identified impaired loans of RMB99.429 billion, a decrease of RMB3.803 billion compared with the previous year-end. The Group's impaired loan ratio was 3.72%, a 0.52 percentage point down from the previous year-end. Domestic operations reported identified impaired loans of RMB95.348 billion, a decrease of RMB3.301 billion compared with the previous year-end. The domestic impaired loan ratio was 4.39%, down 0.57 percentage point from the previous year-end. Overseas operations reported impaired loans of RMB4.081 billion, a decrease of RMB502 million compared with the previous year-end. The overseas impaired loan ratio was 0.82%, down 0.21 percentage point from the previous year-end.

Identified impaired loans by geographical region

Group

Unit: RMB million, except percentages

	30 June 2007			31 December 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Domestic operations	95,348	95.90%	4.39%	98,649	95.56%	4.96%
Overseas operations	4,081	4.10%	0.82%	4,583	4.44%	1.03%
Total	99,429	100.00%	3.72%	103,232	100.00%	4.24%

Domestic

Unit: RMB million, except percentages

	30 June 2007			31 December 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Northern China	20,147	21.13%	5.41%	18,718	18.97%	5.37%
Northeastern China	12,692	13.31%	9.23%	12,673	12.85%	9.31%
Eastern China	21,369	22.41%	2.35%	24,269	24.60%	2.96%
Central and Southern China	27,392	28.73%	5.10%	28,008	28.39%	5.77%
Western China	13,748	14.42%	6.37%	14,981	15.19%	7.53%
Total	95,348	100.00%	4.39%	98,649	100.00%	4.96%

Identified impaired loans by customer type

Group

Unit: RMB million, except percentages

	30 June 2007			31 December 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Corporate loans and advances	89,329	89.84%	4.46%	92,237	89.35%	4.99%
Personal loans and advances	10,100	10.16%	1.51%	10,995	10.65%	1.89%
Total	99,429	100.00%	3.72%	103,232	100.00%	4.24%

Domestic

Unit: RMB million, except percentages

	30 June 2007			31 December 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Corporate loans and advances	85,826	90.01%	5.18%	89,026	90.25%	5.76%
Personal loans and advances	9,522	9.99%	1.85%	9,623	9.75%	2.17%
Total	95,348	100.00%	4.39%	98,649	100.00%	4.96%

Domestic identified impaired loans by industry and product

Domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	30 June 2007			31 December 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Manufacturing	33,538	39.08%	5.55%	34,123	38.33%	6.14%
Commerce and services	21,972	25.60%	8.57%	22,579	25.36%	8.83%
Real estate	9,574	11.16%	7.29%	10,710	12.03%	9.43%
Energy, mining and agriculture	6,264	7.30%	2.42%	6,153	6.91%	2.56%
Transportation and logistics	8,296	9.67%	3.94%	8,258	9.28%	4.53%
Public utilities	3,892	4.54%	3.30%	4,523	5.08%	4.27%
Construction	2,158	2.51%	5.81%	2,322	2.61%	6.70%
Financial services	95	0.11%	0.25%	187	0.21%	0.35%
Others	37	0.03%	1.64%	171	0.19%	6.35%
Total	85,826	100.00%	5.18%	89,026	100.00%	5.76%

Domestic identified personal impaired loans by product

Unit: RMB million, except percentages

	30 June 2007			31 December 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Mortgage loans	4,125	43.32%	1.05%	4,100	42.61%	1.21%
Credit card advances	268	2.81%	7.59%	219	2.28%	7.63%
Others	5,129	53.87%	4.32%	5,304	55.11%	5.16%
Total	9,522	100.00%	1.85%	9,623	100.00%	2.17%

Market Risk

Overview

Market risk exists in both the trading and non-trading businesses of our Bank. We establish various market risk limits with reference to different risk factors, such as interest rate, exchange rate, commodity and stock prices, and adopt multiple risk measurement methods such as sensitivity analysis to formulate concrete management measures.

Market Risk Management of the Trading Book

Our Bank manages the market risk of the trading book primarily through setting position limits and stop-loss limits for each trading desk and trader, according to the overall Value-at-Risk (VaR) limits, stop-loss limits and foreign exchange exposure limits approved by the Board and daily monitoring of the VaR of the trading book and the exposure of the traders.

VaR is the potential maximum loss of certain fund positions or portfolios that may be caused by changes in interest rates, exchange rates or other market risk factors under a specified time horizon and confidence level. Our Bank is currently adopting a one day time horizon and 95% confidence level to calculate the VaR for the domestic trading book by means of the Monte Carlo Simulation Method, i.e., within the one day time horizon, the probability of trading book loss exceeding the VaR is limited to 5% or below.

As at 29 June 2007, the VaR of the Head Office's foreign currency denominated trading book was as follows:

Unit: USD million

	As at 29 June 2007				As at 31 December 2006			
	Period end	Average	High	Low	Period end	Average	High	Low
Interest rate risk	7.54	5.11	8.96	1.33	1.79	2.71	16.25	0.54
Exchange rate risk	0.96	1.29	8.24	0.2	0.81	2.99	14.07	0.39
Volatility risk	0.54	0.41	0.97	0.1	0.13	0.79	6.19	0.07
Total	7.93	5.3	9.07	2.49	2.07	5.64	19.15	0.86

Interest Rate Risk Management

The primary market risk for our banking book is interest rate risk. Interest rate risk arises mainly from mismatches in the maturities or repricing periods of the assets and liabilities of our banking book. We manage the interest rate risk of the banking book primarily through gap analysis. We also use the data generated by gap analysis to perform sensitivity analysis and stress testing, which provides us with relevant information in adjusting the maturities of the interest-earning assets and interest-bearing liabilities. Meanwhile, we closely follow local and foreign currency interest rate trends and promptly adjust the interest rates of local and foreign currency deposits and loans in order to mitigate interest rate risk.

In the first half of 2007, the benchmark rates on RMB-denominated deposits and loans were raised twice in March and May respectively. Although the increase of time deposit rates was greater than those of the rise in loan rates in May, the interest rate on demand deposits, which accounted for a large proportion of the total deposits, remained unchanged. Investment income increased owing to the rise of market interest rates. In general, the rising of RMB interest rates is beneficial to our Bank's net interest income. The USD LIBOR rates remained almost stable in the first half of 2007, while medium and long-term bond yields rose rapidly, which improved the yields of bond investments and generated positive impact on our Bank's net interest income.

Exchange Rate Risk Management

Our Bank's management of exchange rate risk covers both non-trading books and trading books. Non-trading exchange rate risk mainly arises from foreign currency capital, foreign currency profit and loss and investment in overseas subsidiaries. We seek to reduce our foreign exchange exposure by matching the sources and utilization of our funds on a currency-by-currency basis. In addition, we manage and control exchange rate risk through settlement or hedging transactions. Trading exchange rate risk mainly arises from the foreign exchange transactions which our Bank is engaged in on our own account or on behalf of customers. We aim to control the foreign currency exposure within the required limits according to our risk tolerance and operating capability.

Our Bank has undertaken the following measures to reduce foreign exchange exposure.

In 2005, our Bank signed a foreign currency option agreement with Huijin with a notional principal of USD18 billion as an economical means of hedging our foreign currency exposure caused by capital injection. Pursuant to the agreement, we began to exercise the option from January 2007 over 12 consecutive months at the beginning of each calendar month. By 30 June 2007, six tranches of the option had been exercised by our Bank, with a total notional principal of USD9 billion.

By 30 June 2007, we had further reduced our foreign currency exposure by a net amount of USD12.8 billion through executing certain foreign exchange transactions.

The foreign currency exposure of our Bank had decreased from USD15.7 billion at the end of 2006 to USD4 billion at the end of June 2007, effectively reducing the exchange rate risk. Thereafter, our Bank further exercised 2 tranches of the Huijin options having a notional amount of USD3 billion, and also entered into certain foreign exchange transactions which in efffect further reduce its net foreign currency exposure by USD3 billion.

For details of the foreign currency exposure of our Bank, please refer to Note II. 27(1) to the Condensed Consolidated Financial Statements.

Liquidity Risk

Adhering to the tier-one legal person management principle, our Bank regularly updates the management policies and guidelines, liquidity benchmark management, liquidity gap management, cash positions, fund transfers between the Head Office and branches, the liquid asset portfolio and guidelines of financing so as to ensure the smooth operation of our asset-liability business and control the liquidity level within an appropriate range. Our Bank identifies and mitigates liquidity risks through early warning indicators, contingency plans, financing proficiency testing and other measures.

In the first half of 2007, domestic market conditions posed challenges to our RMB liquidity position. Firstly, the central bank raised the mandatory deposit reserve rate five times, and issued directional bills twice, withdrawing a considerable volume of liquidity from commercial banks. Secondly, since April 2007, a rare decrease in RMB savings deposits due to the continuing recovery of the stock market and the fund market resulted in a decrease in stable sources of funds for our Bank, while loan growth maintained at a fast pace, which resulted in liquidity pressure. The situation has begun to improve since June. Thirdly, our Bank experienced significant fund inflows and outflows owing to the increase in the number of large capitalization stock issuance, which increased difficulties in liquidity management.

Under these circumstances, our Bank implemented active liability management measures and increased financial institution deposits to mitigate the negative effects of the slowdown in the growth of savings deposits. As at 30 June 2007, the Group's asset-liability business was developing smoothly and healthily, and our liquidity position met all the regulatory requirements as shown in the table below: (liquidity ratio is the indicator of the Group; loan/deposit ratio and the excess reserve ratio are indicators for operations in the Chinese Mainland)

As at 30 June 2007	RMB	Foreign Currency
Liquidity ratio:	36.10%	68.55%
Loan to deposit ratio:	61.49%	69.55%
Excess reserve ratio:	3.15%	22.19%

Note:

Deposit reserve refers to the deposits with PBOC for the purpose of ensuring the withdrawal of deposits and fund clearing by customers, and deposit reserve rate is the proportion of deposit reserve required by PBOC against total balance of deposits.

Deposit reserve and deposit reserve rate are composed of two parts. The mandatory deposit reserve rate refers to the deposit reserve rate stipulated by PBOC, which stood at 11.5% on 30 June 2007, i.e. commercial banks were required to deposit 11.5% of deposits received with PBOC. The excess reserve refers to the reserve in excess of mandatory deposit reserve, and the excess reserve ratio represents the proportion of excess reserve to total deposits.

Liquidity ratio = current assets/current liabilities; liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC, and the financial data are based on the Accounting Standard for Business Enterprises.

Loan to deposit ratio = outstanding loans/outstanding deposits

Excess reserve ratio for foreign currency = (reserve excess the mandatory requirements + cash + due from banks + due from overseas branches and subsidiaries)/outstanding deposits

Excess reserve ratio for RMB = (reserve excess the mandatory requirements + cash)/(outstanding deposits + remittance payables)

Internal Funds Transfer Pricing and Capital Management

Internal Funds Transfer Pricing

Funds transfer refers to all forms of internal fund trading among entities (including the Head Office, domestic and overseas branches and subsidiaries) within our Bank. In 2006, our Bank formulated the Guidance to BOC Funds Transfer Pricing (FTP), which clarified the objectives, pricing mechanism and transferring rules of FTP as well as the development direction for the Bank's internal fund management.

In 2007, the multi-term-matched FTP Method continued to be adopted for the business segment budget and performance measurement. The method effectively reduced the interest rate risk of business segments and helped to strengthen our Bank's asset and liability management as well as fund management. At present, we have begun the establishment of an advanced IT system to manage the FTP, the first phase of which is expected to be completed and function at the beginning of 2008.

Capital Management

The objective of our Bank's capital management is to ensure that our Bank maintains sufficient capital at an

appropriate level, meeting the requirements of all applicable regulatory standards and guidelines, credit rating, risk compensation and returns to shareholders. In addition, through effective allocation of capital and capital investment instruments, our Bank strives to enhance financial effectiveness, improve capital value and ultimately maximize shareholders' value while controlling risk.

In 2007, on top of the continued management of capital allocation to domestic branches and subsidiaries, our Bank introduced the indicators of RAROC (Risk Adjusted Return on Capital) and EVA (Economic Value Added) into the performance assessment framework for overseas branches and subsidiaries and has achieved the goal of monitoring, analysis and assessment of such indicators in overseas branches and subsidiaries on a quarterly basis. In addition, our Bank is planning to incorporate these indicators into the performance assessment of various business lines and divisions, charge capital with reference to the historical record of operational risk incurred by each business line and division and allocate capital to cover their operational risk.

Capital Adequacy Ratio (CAR)

Our Bank calculates and discloses CAR level in accordance with the Regulation on Capital Adequacy of Commercial Banks, published by CBRC on 23 February 2004 (CBRC Order Issuance [2004] No. 2). The Group began to calculate market risk capital in accordance with the Notice of CBRC General Office on Release of Calculation Tables and Notes for Market Risk Capital Requirements for Commercial Banks (CBRC Issuance [2004] No. 374) from 2005. By the end of June 2007, our Bank's CAR level was 13.39%, down 0.20 percentage point from the previous year-end; core capital adequacy ratio level was 11.32%, down 0.12 percentage point from the previous year-end.

By the end of June 2007, our Bank's net capital was RMB501.055 billion, an increase of RMB29.693 billion from the previous year-end. The net core capital grew by RMB26.938 billion to RMB423.793 billion, and risk-weighted assets (excluding market risk) increased by RMB349.213 billion to RMB3,529.375 billion. The market risk capital requirement of the Group was RMB17.061 billion, and the balance of corresponding risk-weighted assets was RMB213.262 billion.

Unit: RMB million, except percentages

Items	At 30 June 2007	At 31 December 2006	Change
Net core capital (a)	423,793	396,855	26,938
Net capital (b)	501,055	471,362	29,693
Risk-weighted assets (c)	3,529,375	3,180,162	349,213
Market risk capital (d)	17,061	23,108	(6,047)
Core capital adequacy ratio (%) [e=a/(c+d x 12.5)]	11.32%	11.44%	(0.12%)
Capital adequacy ratio (%) [f=b/(c+d x 12.5)]	13.39%	13.59%	(0.20%)

Note:

The capital adequacy ratio listed in the table above is calculated in accordance with the relevant rules and regulations promulgated by CBRC. The ratio as at 30 June 2007 is calculated based on the financial information prepared by us in accordance with the Chinese Accounting Standards 2006 (CAS) as at 30 June 2007, while the ratio as at 31 December 2006 is based on our Group's financial statements for the year 2006, which is not restated in accordance with CAS 2006.

RMB-denominated Bonds

Our Bank plans to issue RMB-denominated bonds in the Hong Kong SAR for a term not exceeding 3 years and an amount not exceeding RMB3 billion, with the net proceeds from the issuance of the bonds used for general corporate purposes. The issuance of the RMB-denominated bonds will enable our Bank to obtain a stable funding source and diversify our financing channels, and will consolidate and strengthen our leading position in Hong Kong's financial market.

Internal Control and Operational Risk

Internal Control

Branches, business departments and staff at various levels of our Bank take responsibility for internal control when undertaking business development. This is the first line of defense in internal control. The Legal and Compliance Department and the business departments are responsible for making overall plans for establishing internal control policies, directing, examining, monitoring and assessing the work of the first line of defense, and playing the role of the second line of defense. The Internal Audit Department is responsible for reviewing and assessing the adequacy and effectiveness of our Bank's business operations, risk management, internal control and corporate governance using a systematic and standard methodology, and playing the role of the third line of defense.

In the first half of 2007, we continued to establish and improve the three lines of defense in internal control, which are now functioning across the Bank.

In order to establish an internal control process that incorporates self-checking, self-assessment, self-improvement and self-training in the first line of defense, our Bank conducted a pilot test of self-review in operating branches. We plan to roll out this process to the domestic operations in the second half of 2007.

Our Bank's second line of defense has also taken shape. The second defense line in both the Head Office and branches began performing with a focus on strengthening the construction of the internal control infrastructure in the first half of 2007. We have additionally formulated a review process, remedy process and internal control performance assessment policy applicable to the entire organization. Our plans are to have these enforced in the second half of 2007 to further standardize the work of the second line of defense.

Operational Risk

In the first half of 2007, our Bank continued to cooperate with RBS Group in Operational Risk Management (ORM) in order to improve the work of ORM and meet relevant regulatory requirements. Our Bank has started to prepare for the regulatory capital calculation of operational risk and has set up a preliminary ORM framework. We formulated a series of rules and policies in relation to operational risk, i.e. Rules on Operational Risk and Control Assessment (RACA) and its Implementation Plan, Operational Risk Classification Methodology, and Rules on Significant Event Reporting Process (Interim).

Anti-Money Laundering

To perfect our Bank's anti-money laundering regulations and enhance the Group's risk management, we started to formulate internal regulations for the Group pursuant to relevant laws newly promulgated by the regulatory authorities. Guided by the regulatory requirements, we upgraded our present anti-money laundering system with improvements to our technology and prepared an anti-money laundering manual for training purposes. At the same time, we rectified problems identified in the anti-money laundering risk evaluation by overseas operations and adjusted the anti-money laundering evaluation results of the year 2006 based on the examination on money-laundering by internal and external audit.

Internal Audit

Internal audit is the third line of defense of our Bank. In the first half of 2007, our Bank continued to strengthen the vertical and integrated internal audit management model. We instituted the vertical management of domestic audit organizations, human resources, budgeting, planning and functions, and established a clearly-tiered and interconnected framework of audit policies. This framework guarantees that the audit work can focus more on internal control and risk management of our Bank and helps to achieve the transition from a compliance-checking oriented audit to prevention-targeted and risk-based internal control evaluation.

In the first half of 2007, internal audit changed its focus to risk-based audit in order to target anti-fraud and at the same time take into account compliance and operational objectives. Tests were conducted with an objective of preventing severe fraud cases, and systematic risk procedures were adopted. Our Bank conducted 6 audit projects at Head Office, 13 in tier-one branches, and 7 in overseas or affiliated operations to identity the high-risk business and key control points of 1,691 operations, and completed 52% of the annual audit plan. In the second half, internal audit will further improve the evaluation on risk management and internal control based on the re-examination of the first half's work.

IT Blueprint

Our Bank's IT Blueprint has been designed to improve four aspects of our IT operations: the application framework, infrastructure, IT governance and security.

The application framework includes our core banking system, general ledger, management information system and other peripheral banking systems. By the end of June 2007, we had completed the analysis, design, development and upgrade of the majority of our systems. The project is now in the phase of system integration testing.

In regard to infrastructure, our Bank has established a disaster recovery center in Zhangjiang, Shanghai and a new production center in Heishanhu, Beijing.

In support of the IT Blueprint, our Bank has been pushing forward the business integration. With this goal in mind, we have begun streamlining and drafting new operational procedures and business management measures and rules, while continuing to strengthen the management of user demand and project planning updates and the training on the core banking system. In addition, we have started training our management and staff in batches at all levels of the Bank.

Our Bank is fully aware that an edge in information technology is essential for success in today's highly competitive banking environment. The IT Blueprint will enable our Bank to bring our 'great-leap-forward' development approach into full play. It will provide us with a new platform based on advanced technology that will foster our technological advantage.

Cooperation with Strategic Investors

In the first half of 2007, our Bank enhanced the cooperation with RBS Group, Fullerton Financial Holdings Pte. Ltd (formerly known as Asia Financial Holdings Pte. Ltd), UBS and Asian Development Bank. We've also moved forward in the cooperation with strategic investors in the fields of risk management, internal control, credit card, wealth management and human resources training. Remarkable progress was made in each of these areas.

Corporate Banking Business

Our Bank's cooperative agreements were extended to our strategic investors in the corporate banking business. Joint financing projects with RBS Group for aircrafts and vessels were set in motion, as well as cooperation in Letter of Guarantee and accounts receivable businesses. Both parties actively explored the potential of joint financing and a cooperation project in real estate financing was carried out. We also increased cooperation in supply chain financing and made substantial progress in the review of our cooperation agreement, setting of risk participation limits and marketing to potential customers. Advances in customer referrals were also made with RBS Group and CITIZENS, and in our small and medium enterprise (SME) business with Fullerton Financial Holdings Pte. Ltd. In the first half of 2007, Fullerton organized programs in SME business study and training for our Bank and assigned a group of experts to help complete the design, promotion and improvement of our SME business model.

Personal Banking Business

Credit card business is one of the key areas in our cooperation with RBS Group. A credit card business unit in cooperation with RBS Group was established in the first half of 2007, which will become a relatively independent strategic business unit of our Bank. Our credit card unit strengthened cooperation with RBS Group in respect of financial management, operational service and IT, thereby laying a solid foundation for its rapid development. Under the cooperation framework, RBS Group shared its advanced experience in the card business with our Bank. Both parties developed a series of new credit card products, launched a pilot direct marketing program, developed a credit scorecard and scorecard follow-up analysis framework, and gradually promoted it through our branches on a trial basis.

In the first half of 2007, our Bank and RBS Group also achieved a breakthrough in wealth management. Two private banking departments were opened in Beijing and Shanghai respectively, making our Bank the first among our domestic peers to launch such a service. Both departments have since signed contracts with a number of private banking customers, 50% of whom were new to our Bank.

Financial Market Business

Cooperation with RBS Group was further extended to the financial market business. Both parties signed a series of business cooperation agreements, strengthened cooperation on projects, and sent dealers to work at each other's offices.

Risk Management, Legal Compliance and Audit

Our Bank continued to enhance cooperation with strategic investors in the areas of operational risk, compliance risk and anti-money laundering. In cooperation with RBS Group, we launched training

courses in credit approval and the setting of market risk limits. We also cooperated with RBS Group in regard to audit procedures and reached agreements for the regular exchange of internal auditors and training.

Treasury and Capital Management

RBS Group provided ongoing support in treasury management training for our Bank. We have sent several groups of personnel to the Treasury Department of RBS Group to enrich their experience.

In the first half of 2007, our Bank and UBS strengthened cooperation in treasury management, conducted in-depth studies and discussions on interest rate risk management, internal funds transfer, regulatory capital management and planning, structural exchange rate risk management, interest rate pricing and portfolio replication management. We also explored the establishment of a mechanism for regular communication and consulting support on treasury between the both parties.

Human Resources

Our Bank strengthened cooperation with strategic investors in respect of human resources. The Human Resources Department of our Bank and its counterpart at RBS Group held the third meeting of the steering committee during the reporting period, with a view to deepening the cooperation with RBS Group in leadership competency development. With the guidance of RBS Group, the Human Resources Department drew up a report and preliminary application plan on a new leadership competency model and sent four senior executives to Edinburgh to participate in a senior management training course jointly held by RBS Group and Harvard Business School.

The Human Resources Department also exchanged views and discussed opportunities for cooperation with UBS on the development of leadership competency, successor plans, performance assessments, competency model, personnel evaluation and staff satisfaction investigation, etc.

Fullerton Financial Holdings Pte. Ltd organized a second training session on corporate governance for our directors. Training in wealth management has started.

Overseas Cooperation and Public Relations

The overseas operations of our Bank cooperated closely with RBS Group to enhance our publicity efforts and marketing of accounts for students studying abroad. With the support and assistance of RBS Group, our Bank arranged for our VIP customers to participate in a flower exhibition held in Chelsea, UK, which was widely reported by local and Chinese media.

Changes in Share Capital, Shareholdings of Substantial Shareholders

Disclosure of Shareholding under A Share Regulation

Changes in Share Capital during the Reporting Period

(Unit: Share)

	As at 1 January 2007		Increase/decrease during the reporting period					As at 30 June 2007	
	Number of shares	Proportion	Issue of new shares	Bonus shares	Shares transferred from the surplus reserve	Others	Sub-total	Number of shares	Proportion
I. Shares subject to selling restriction	**173,487,740,209**	**68.34%**						**172,611,116,740**	**68.00%**
1. State-owned shares (promoters' shares)	171,325,404,740	67.49%						171,325,404,740	67.49%
2. Shares held by state-owned legal persons									
3. Shares held by other domestic investors	2,162,335,469	0.85%				(876,623,469)	(876,623,469)	1,285,712,000	0.51%
Including:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors									
Including:									
Shares held by overseas legal persons									
Shares held by overseas natural persons									
II. Shares not subject to selling restriction	**80,351,421,800**	**31.66%**						**81,228,045,269**	**32.00%**
1. RMB-denominated ordinary shares	4,331,170,531	1.71%				876,623,469	876,623,469	5,207,794,000	2.05%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares	76,020,251,269	29.95%						76,020,251,269	29.95%
4. Others									
III. Total number of shares	**253,839,162,009**	**100.00%**	–	–	–	–	–	**253,839,162,009**	**100.00%**

Notes:

1. On 5 January 2007, 876,623,469 shares which were placed to offline investors with a lock-up period of six months during the A share initial public offering was unfrozen and made tradable on the stock exchange. Among the Bank's A shares, 172,611,116,740 shares were subject to selling restrictions, and 5,207,794,000 shares were not subject to selling restrictions.

2. As at 30 June 2007, the Bank had issued 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

3. 'Selling restrictions' in the above-mentioned table refers to A Shares issued by the Bank only.

Shareholders Information at the End of the Reporting Period

As at 30 June 2007, the Bank had a total of 1,222,267 shareholders, comprising 319,996 holders of H Shares and 902,271 holders of A Shares.

Shareholdings

Trading schedule of A Shares subject to selling restrictions

(Unit: Share)

Date	Number of new shares available for trading at the maturity of lock-up period	Remaining shares subject to selling restrictions	Remaining shares not subject to selling restrictions	Remarks
5 January 2008	1,285,712,000	171,325,404,740	6,493,506,000	Shares placed with strategic investors (with a lock-up period of 18 months) will be unfrozen
5 July 2009[1]	171,325,404,740	—	177,818,910,740	Commitment of the company

Note 1: Central SAFE Investments Limited undertook that within three years of the Bank's A Shares listing, it would not transfer the A Shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H Shares following approval of the China Securities Regulatory Commission and other authorized securities approval authorities of the State Council. Any withdrawal of Huijin's shares that are deposited with China Securities Depository and Clearing Corporation Limited and the re-registration of such shares as H Shares would not affect any pre-existing restrictions on the sale or transfer applicable to Huijin's shares.

Number of shares subject to selling restrictions held by the top 10 A-Share holders and the selling restrictions as at 30 June 2007

(Unit: Share)

No.	Name of shareholder subject to selling restrictions	Number of shares subject to selling restrictions	Trading date	Number of new shares available for trading	Selling restriction
1	Central SAFE Investments Limited	171,325,404,740	5 July 2009	171,325,404,740	Commitment of the company
2	China Life Insurance Company Limited — Traditional — Ordinary insurance products — 005L — CT001 SH	123,376,000	5 January 2008	123,376,000	Lock-up period
3	China Life Insurance (Group) Company — Traditional — Ordinary insurance products	97,402,000	5 January 2008	97,402,000	Lock-up period
4	Ping An Life Insurance Company of China — Traditional — Ordinary insurance products	90,909,000	5 January 2008	90,909,000	Lock-up period
4	PICC Property and Casualty Company Limited — Traditional — Ordinary insurance products — 008C — CT001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Huaneng Group	90,909,000	5 January 2008	90,909,000	Lock-up period
4	CNOOC	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Reinsurance (Group) Company — Group level — Fund owned by the Group — 007G — ZY001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Shenhua Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Aluminum Corporation	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China National Aviation Holding Company	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Baosteel Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Southern Power Grid Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	State Development and Investment Corp.	90,909,000	5 January 2008	90,909,000	Lock-up period

Top ten A-Share holders not subject to selling restrictions as at 30 June 2007

(Unit: Share)

No.	Name of Shareholder	Number of shares not subject to selling restriction	Type of shares
1	Jingshun Great Wall Selective Blue Chip Stock Securities Investment Fund	39,999,941	A
2	Boshi Yufu Securities Investment Fund	39,782,366	A
3	SSE-50 Trading Open-end Index Securities Investment Fund	29,334,475	A
4	NCI — Profit sharing — Personal profit sharing — 018L — FH002SH	27,905,180	A
5	E Fund Value Growth Mixed Securities Investment Fund	20,000,000	A
6	Financial Affairs Co., Ltd, CNNC	16,990,682	A
7	China Life Insurance Company Limited — Traditional — Ordinary insurance products — 005L — CT001SH	16,778,100	A
8	Huafu Competitive Selective Mixed Securities Investment Fund	16,256,571	A
9	IFC — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED	15,955,735	A
10	Shanghai Electric Group Finance Company Limited	15,000,000	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

Shareholdings of top ten shareholders [illegible]

(Unit: Share)

No.	Name of shareholder	Type of shareholder	Type of shares	Number of shares held	Proportion in total share capital
1	Central SAFE Investments Limited	State-owned	A	171,325,404,740	67.49%
2	HKSCC Nominees Limited	Foreign	H	30,305,529,046	11.94%
3	RBS China Investments S.à.r.l.	Foreign	H	20,942,736,236	8.25%
4	Fullerton Financial Holdings Pte. Ltd (formerly known as Asia Financial Holdings Pte. Ltd)	Foreign	H	10,471,368,118	4.13%
5	National Council for Social Security Fund, PRC	State-owned	H	8,377,341,329	3.30%
6	UBS AG	Foreign	H	3,377,860,684	1.33%
7	Asian Development Bank	Foreign	H	506,679,102	0.20%
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	Foreign	H	473,052,000	0.19%
9	Wingreat International Limited	Foreign	H	420,490,000	0.17%
10	Best Sense Investments Limited	Foreign	H	236,526,000	0.09%
10	Turbo Top Limited	Foreign	H	236,526,000	0.09%

The number of shares held by Central SAFE Investments Limited and RBS China Investments S.à.r.l. in the Bank did not change during the reporting period.

The number of shares held by H-Share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the above-mentioned shareholders.

Disclosure of Shareholding under H Share Regulation

The register maintained by the Bank pursuant to section 336 of the Securities and Futures Ordinance (SFO) recorded that, as at 30 June 2007, the following corporations had the following interests (as defined in the SFO) in the Bank set opposite their respective names:

(Unit: share, except percentages)

Name of shareholder	Number of shares held	Type of shares	Percentage in total issued A Shares	Percentage in total issued H Shares	Percentage in total issued share capital	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	—	67.49%	Beneficial owner
The Royal Bank of Scotland Group plc [1]	20,944,789,236	H	—	27.55%	8.25%	Attributable interest & beneficial owner
RBS CI Limited [1]	20,942,736,236	H	—	27.54%	8.25%	Attributable interest & beneficial owner
RBS China Investments S.à.r.l.	20,942,736,236	H	—	27.54%	8.25%	Beneficial owner
Temasek Holdings (Private) Limited [2]	11,792,559,118	H	—	15.51%	4.65%	Attributable interest
Fullerton Management Pte. Ltd [2]	11,785,825,118	H	—	15.50%	4.64%	Attributable interest
Fullerton Financial Holdings Pte. Ltd (formerly known as Asia Financial Holdings Pte. Ltd)	11,785,825,118	H	—	15.50%	4.64%	Beneficial owner
National Council for Social Security Fund, PRC	11,317,729,129	H	—	14.89%	4.46%	Beneficial owner
UBS AG	5,352,168,106 777,185,250(S)[3]	H	—	7.04% 1.02%	2.11% 0.31%	Attributable interest, beneficial owner, & person having a security interest in shares

Notes:

1. The Royal Bank of Scotland Group plc (RBS Group) holds the entire issued share capital of RBS CI Limited, which in turn holds 51.61% of RBS China Investments S.à.r.l. (RBS China). Accordingly, RBS Group and RBS CI Limited are deemed to have the same interests in the Bank as RBS China for the purpose of the SFO.

2. Temasek Holdings (Private) Limited (Temasek) holds the entire issued share capital of Fullerton Management Pte. Ltd (Fullerton Management), which in turn holds the entire issued share capital of Fullerton Financial Holdings Pte. Ltd (Fullerton Financial). Accordingly, Temasek and Fullerton Management are deemed to have the same interests in the Bank as Fullerton Financial for the purpose of the SFO.

3. 'S' denotes short positions.

All the interests stated above represented long positions, except as stated otherwise. Save as disclosed above, as at 30 June 2007, no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

Directors, Supervisors, Senior Management and Staff

Directors, Supervisors and Senior Management

Honorary Directors[1]

Name	Position
CHEN Muhua	Honorary Chairperson
CHUANG Shih Ping[2]	Honorary Vice Chairman

Board of Directors

Name	Position	Name	Position
XIAO Gang	Chairman	CAI Haoyi[5]	Non-Executive Director
LI Lihui	Vice Chairman and President	WANG Gang[5]	Non-Executive Director
HUA Qingshan[3]	Executive Director and Executive Vice President	Sir Frederick Anderson GOODWIN	Non-Executive Director
LI Zaohang	Executive Director and Executive Vice President	SEAH Lim Huat Peter	Non-Executive Director
ZHANG Jinghua	Non-Executive Director	Anthony Francis NEOH	Independent Non-Executive Director
YU Erniu[4]	Non-Executive Director	William Peter COOKE	Independent Non-Executive Director
ZHU Yan[4]	Non-Executive Director	Patrick de SAINT-AIGNAN	Independent Non-Executive Director
ZHANG Xinze[4]	Non-Executive Director	Alberto TOGNI	Independent Non-Executive Director
HONG Zhihua	Non-Executive Director	HUANG Shizhong[6]	Independent Non-Executive Director
HUANG Haibo	Non-Executive Director		

Notes:

1. Under PRC law, honorary directors are not members of the Board of Directors and do not have any power or right to vote on any matters considered by our Board.

2. Mr. Chuang Shih Ping, Honorary Vice Chairman of the Bank, passed away at the age of 97 on 2 June 2007 in Hong Kong.

3. Mr. Hua Qingshan resigned on 15 June 2007 due to a new appointment.

4. Mr. Yu Erniu, Ms Zhu Yan and Mr. Zhang Xinze retired from office upon the expiration of their terms of office on 23 August 2007.

5. Elected by the Annual General Meeting of Shareholders and approved by the China Banking Regulatory Commission, Mr. Cai Haoyi and Mr. Wang Gang commenced serving as non-executive directors on 23 August 2007.

6. Elected by the Annual General Meeting of Shareholders and approved by the China Banking Regulatory Commission, Mr. Huang Shizhong commenced serving as independent non-executive director on 23 August 2007.

Board of Supervisors

Name	Position	Name	Position
LIU Ziqiang	Chairman of Board of Supervisors	LI Chunyu	Employee Supervisor
WANG Xueqiang	Supervisor	LIU Dun	Employee Supervisor
LIU Warming	Supervisor		

Senior Management

Name	Position	Name	Position
LI Lihui	President	ZHU Min	Executive Vice President
HUA Qingshan[1]	Executive Vice President	WANG Yongli	Executive Vice President
LI Zaohang	Executive Vice President	CHIM Wai Kin	Chief Credit Officer
ZHOU Zaiqun	Executive Vice President	NG Peng Khian	Chief Audit Officer
ZHANG Yanling	Executive Vice President	YEUNG Jason Chi Wai	Secretary to the Board of Directors
ZHANG Lin	Secretary of Party Discipline Committee		

Note:

1. Mr. Hua Qingshan resigned on 15 June 2007 due to a new appointment.

Organizational Information, Human Resources Management and Development

Organizational Information

Organization Profile

By the end of June 2007, our Bank had 11,092 domestic and overseas branches and outlets in total, a reduction of 149 from the beginning of 2007. There were 37 tier-one branches and branches directly managed by the Head Office; 283 tier-two branches and 10,109 outlets in domestic branches; and 662 overseas branches, subsidiaries and representative offices.

Process Reengineering and Organizational Restructuring

In the first half of 2007, our Bank advanced business process reengineering and organization restructuring, with emphasis on the establishment of business modules. The Group Executive Committee, the Corporate Banking Committee, the Personal Banking Committee, the Financial Markets Committee and the Operation Service Committee were established to strengthen the business line management. The scope of duties of the Finance Department, the Treasury Department and the Strategic Planning Department were adjusted in order to streamline management processes and meet the requirements of our new business architecture and processes. Business

managers were dispatched to the operating units to enhance the establishment of the 'three lines of defense' mechanism. Branches and outlets with low efficiency or failing to meet the minimum internal control requirements were closed or merged; new branches and outlets were established in key cities and areas in order to optimize our Bank's branch network.

Human Resources Development and Management

Staff Profile

By the end of June 2007, our Bank had 230,649 employees (including 41,669 external contractual workers in domestic operations), 1,983 fewer than that at the beginning of the year. Among all employees, 20,397 were locally recruited staff by our overseas branches and subsidiaries, 193 more than that at the beginning of the year.

Human Resources Management

In the first half of 2007, our Bank continued to optimize our human resources management mechanisms and consolidated the achievements of human resources management reform. We further improved the position management system by standardizing position settings, position appointments, position accreditation and other daily management procedures. The supporting mechanism for compensation reform was enhanced through a new headcount cost control and management system that will improve the efficacy of our compensation practices. In the meantime, our Bank further improved the employee performance management system by setting and cascading performance objectives at all levels of the Bank.

Human Resources Development

In the first half of 2007, our Bank formulated a Human Resources Plan and Three-Year Plan for human resources training and development, through which a systematic talent development mechanism can be achieved. We cooperated with Harvard Business School, Temasek Holdings and Peking University to organize executive leadership programs and fortify the nurturing of middle and senior managerial talent. Our Bank also collaborated with GARP (Global Association of Risk Professionals) Training, the Singapore Wealth Management Institute and Financial Planner Standards Council of China to foster talents in professional fields such as accounting, risk management and wealth management. In support of the rollout of our IT Blueprint, training in core banking systems was carried out. Fostering of the front-line staff was enhanced so as to improve their overall quality.

Corporate Governance

During the reporting period, we amended our Bank's Articles of Association, Procedural Rules for Shareholders' Meeting, Procedural Rules for the Board of Directors and the Procedural Rules for the Board of Supervisors. At the Annual General Meeting of Shareholders, our Bank elected and re-elected the directors and supervisors, including an additional independent non-executive director with a professional accounting background, thus further increasing the proportion of independent directors on the Board.

As required by the China Securities Regulatory Commission (CSRC) and its Beijing Bureau, our Bank launched a corporate governance self-monitoring program during the reporting period. Following the relevant rules regarding corporate governance and the self-monitoring items set out by the regulatory authorities, we reviewed our Bank's corporate governance comprehensively and completed a report and rectification plan. Our Bank also disclosed relevant information on the websites designated by CSRC, the Bank's website and media designated by our Bank for information disclosure. We've set up hotlines and online contacts for receiving comments on corporate governance from investors and the general public. According to the requirements of the regulatory authorities, our Bank will continue to complete the work of rectification and improvement within this year.

During the reporting period, the China National Audit Office issued an audit report on our Bank covering our assets, liabilities, and profits and losses of the Head Office and certain branches in respect of the year 2005. The audit findings have no impact on our Bank's overall operational results and do not affect the financial statements that have been issued. The China National Audit Office acknowledged the importance attached to the audit by our Bank, our full cooperation with the audit process and the timely measures we took to rectify problems discovered in the audit.

Shareholders and Shareholders' Meeting

During the reporting period, our Bank held our first Annual General Meeting of Shareholders since our dual-listing in the international and domestic capital markets. The Annual General Meeting was convened and held in strict compliance with the listing rules of both markets. The voting shares held by A Share and H Share shareholders, as well as their authorized proxies who attended the Annual General Meeting, accounted for 86.1366% of the total shares of the Bank. All the directors, supervisors and certain management personnel were present at the meeting and responded to the queries of shareholders. At the Annual General Meeting, sixteen proposals were reviewed and approved, including the annual financial report, the profit distribution plan, the election and re-election of directors and supervisors, and the issuance of RMB-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion. Among the proposals were the amendments to the Articles of Association, which were adopted by a special resolution, and the amendments to the Procedural Rules for Shareholders' Meeting, the Procedural Rules for the Board of Directors, and the Procedural Rules for the Board of Supervisors, which were adopted by ordinary resolutions. Based on our practical experience, we have updated our rules of corporate governance to conform to new regulatory requirements, which improved our level of corporate governance and demonstrated our efforts in the pursuit of excellence in corporate governance.

Directors and the Board of Directors

During the reporting period, reviewed and approved by the Shareholders' Meeting, Mr. Xiao Gang, Mr. Li Lihui and Mr. Li Zaohang were re-elected executive directors, Mr. Zhang Jinghua, Ms Hong Zhihua and Ms Huang Haibo were re-elected non-executive directors and Mr. Anthony Francis Neoh was re-elected independent non-executive director. The terms of office of the aforesaid directors expired in August 2007. They were re-elected at the Shareholders' Meeting to serve another term of three years until the date of the 2010 Annual General Meeting.

Owing to a new appointment, Mr. Hua Qingshan resigned from the positions of executive director and executive vice president on 15 June 2007.

Mr. Yu Erniu, Ms Zhu Yan and Mr. Zhang Xinze's terms of office as non-executive directors expired in August 2007. Owing to changes in job postings and retirement, they did not seek re-election. Their retirement became effective on 23 August 2007.

Reviewed and approved by the Shareholders' Meeting and approved by the China Banking Regulatory Commission, Mr. Cai Haoyi and Mr. Wang Gang started serving as non-executive directors on 23 August 2007, for a term of three years until the date of the 2010 Annual General Meeting.

Reviewed and approved by the Shareholders' Meeting, and approved by the China Banking Regulatory Commission, Mr. Huang Shizhong started serving as independent non-executive director on 23 August 2007, for a term of three years until the date of the 2010 Annual General Meeting.

During the reporting period, the Board of Directors held four meetings (including one extraordinary board meeting) and adopted four written resolutions by voting of telecommunication. The meetings reviewed the proposals concerning the 2006 annual report, 2006 profit distribution plan, first quarter report of 2007, market risk limits, the nomination and appointment of directors, remuneration management measures for senior management members, the re-appointment of external auditors for 2007, amendments to the Articles of Association and procedural rules and a self-evaluation report on the Board of Directors. The Board Meetings also reviewed the external auditor's suggestions regarding the business management of our Bank, feedback from the Management, the regulatory report issued by CBRC and the results of corrective measures taken by our Bank.

The Board of Directors has set up five special committees, namely, the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transaction Control Committee. The five committees directly report to the Board of Directors. The work performance of each special committee during the reporting period is as follows:

Special Committee	Work Performance
Strategic Development Committee	The committee held four meetings, in which it mainly reviewed the 2006 profit distribution plan (jointly with the Audit Committee), the strategic risk management policy of BOC (jointly with the Risk Policy Committee) and the procedural rules for the Strategic Development Committee (revised).
Audit Committee	The committee held three meetings, in which it mainly reviewed the 2006 annual report, the 2006 profit distribution plan, the financial report for the first quarter of 2007, a self-evaluation report on internal control, the announcement for disclosing the audit findings issued by the China National Audit Office, the internal audit charter (revised), the procedural rules for the Audit Committee (revised), improvement on internal control, valuation capability and control, and audit findings and cases.
Risk Policy Committee	The committee held three meetings, in which it mainly reviewed proposals relating to market risk limits, the total exposure plan for the China Development Bank in 2007, adjustments to the authority of credit approval granted to the President by the Board of Directors, the establishment of a review group under the Risk Policy Committee, the 2006 domestic and foreign currency liquidity risk management report, the risk management core indicators and measures for 2007–2009 and the procedural rules for the Risk Policy Committee (revised).
Personnel and Remuneration Committee	The committee held three meetings, in which it adopted one written resolution by voting of telecommunication, and mainly reviewed the proposals relating to the nomination and appointment of directors, remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors, and Independent Non-Executive Directors, remuneration management measures for senior management personnel and their implementation plan, 2006 performance appraisal results and the bonus distribution plan for related personnel, performance targets for the Management in 2007, and the procedural rules for the Personnel and Remuneration Committee (revised).
Connected Transaction Control Committee	The committee held two meetings, in which it mainly reviewed the procedural rules for the Connected Transaction Control Committee (revised), Management Measures on Connected Transactions (revised), Rules for the Implementation of Management Measures on Connected Transactions, the Quarterly Monitoring Report on Connected Transactions and the disclosure of connected transactions in the 2006 annual report.

In the first half of 2007, the Risk Policy Committee completed several key tasks: it improved the management mechanism; adjusted the authority for credit approval granted to the President by the Board of Directors; set up a Review Group under the Risk Policy Committee, which has the responsibility of exercising approval authority on activities involving relatively large levels of risk beyond the approval authority of the Management and urgent credit items during the recess period of the Committee; and improved the reporting mechanism and submitted a more comprehensive risk management report to the directors. The Committee intensified its efforts to guide the Management and raised suggestions for enhancing the management of concentration risk, industry risk, legal risk, operational risk and market risk.

Also in the first half of 2007, the Personnel and Remuneration Committee explored a more comprehensive and effective mechanism of incentive and restriction; reviewed the Remuneration Schemes for the Chairman of the Board of Directors and the Chairman of the Board of Supervisors; and introduced remuneration management measures for senior management personnel, which laid a solid foundation for the improvement of our Bank's remuneration system for senior management and the incentive and restrictive mechanism.

Supervisors and the Board of Supervisors

Approved by the Shareholders' Meeting, Mr. Liu Ziqiang was re-elected Chairman of the Board of Supervisors and Mr. Wang Xueqiang and Mr. Liu Wanming shareholder supervisors, with terms of office of three years. The terms of office will expire on the date of the 2010 Shareholders' Meeting. The Board of Supervisors consists of five supervisors, comprising three shareholder supervisors (including the Chairman of the Board of Supervisors) and two employee supervisors.

The Board of Supervisors examines and supervises the Bank's operational and financial activities through regular meetings, examination on relevant documents, debrief on management work reports and reports on specific issues. During the reporting period, the Board of Directors submitted its work report to the Shareholders' Meeting.

Senior Management

The Senior Management is the Bank's executive body and reports to the Board of Directors. The President, who is assisted by the Executive Vice-president, heads the senior management team. The principal responsibilities of the President include presiding over the Bank's administrative, business and financial management; implementing resolutions of the Board of Directors; drafting the Bank's business and investment plans; drafting the Bank's basic management rules and specific regulations; nominating other senior management personnel; and determining the Bank's overall remuneration, welfare, rewards and disciplinary measures.

In the first half of 2007, the Senior Management, within the scope of its authority set out in the Articles of Association and delegated by the Board of Directors, promoted the rapid development of the Bank's businesses with the objective of meeting the 2007 performance targets approved by the Board of Directors.

Investor Relations and Information Disclosure

The Board and Senior Management of our Bank attach great importance to investor relations and are committed to ensuring timely, fair, accurate, truthful and complete information disclosure. By means of thorough communication with investors, our Bank aims at promoting the awareness and understanding of our investment proposition by the investment community. The Board and Senior Management highly

value the feedback received during direct dialogue with investors and pay close attention to the concerns they raise. In presenting the annual results of the first year after our IPO, our Bank provided comprehensive disclosure in the 2006 annual report, which was designed with great care and received commendation from the investor community. The annual report also received awards by internationally recognized organizations, such as the League of American Communications Professionals. Immediately after the annual results announcement, our Bank organized a global management roadshow in 11 cities in Europe, the U.S., Japan, Hong Kong and the Chinese Mainland and conducted one-on-one or group meetings to brief investors on the business progress achieved after the IPO by our Bank. Moreover, our Bank regularly organizes investor conferences and receives visits by investors. In the first half of 2007, the Senior Management of our Bank held 118 meetings with domestic and overseas institutional investors and analysts. Our Bank also continues to update and improve the IR webpage and enhance the daily two-way exchanges with investors by various means and channels, such as live online broadcasts, email and telephone hotline etc.

Significant Events

Profit Distribution during the Reporting Period

The Annual General Meeting approved the Bank's distribution of a dividend of RMB0.04 (before tax) per share totaling RMB10.154 billion, after taking into account the appropriation of its profits to statutory reserve and general reserve, amounting to RMB2,283,685,170.09 and RMB4,537,062,364.04 respectively but without discretionary reserve. The dividend distribution has been implemented.

Corporate Governance

For details about the corporate governance of the Bank, please refer to the section on Corporate Governance contained in this report.

Material Litigation and Arbitration Cases

The Bank was involved in certain litigation and arbitration cases in the course of its regular business. After consulting professional law firms, the Management holds that none of the litigation and arbitration cases will have significant adverse impact on the operations of the Bank.

Brief on Purchase and Sale, Merger and Acquisition of Assets

During the reporting period, there were no material cases involving the purchase, sale, merger or acquisition of assets. As at 30 June 2007, the Bank's treasury stock was approximately 16.59 million shares. Please refer to Note II. 26(4) to the Condensed Consolidated Financial Statements for details.

Significant Related Party Transactions

For related party transactions by the end of the reporting period, please refer to Note II. 30 to the Condensed Consolidated Financial Statements for details.

Undertakings

During the reporting period, to the best of our knowledge, there was no breach of material undertakings by BOC or shareholders holding shares of more than 5% (including 5%).

Major Contracts and the Performance thereof

Material Custody, Contracts and Leases

During the reporting period, and except as disclosed, the Bank did not take custody of, sub-contract or lease any material business assets from other companies, or allow its material business assets to be subject to such arrangements.

Guarantee Business

The guarantee business is an off-balance-sheet item in the ordinary course of the Bank's business. The Bank operates the guarantee business in a prudent manner and has formulated specific management measures, operational process and approval procedures in accordance with the risks of guarantee business and carried out this business accordingly.

Material Cash Assets of the Bank Entrusted to Others for Management

During the reporting period, and except as disclosed, no material cash assets of our Bank were entrusted to others for management.

Appointment or Termination of External Auditors

Our Bank has appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Hong Kong as our domestic and international external auditors respectively.

Disciplinary Action regarding our Bank and Directors, Supervisors and Senior Executives

During the reporting period, no director, supervisor or senior management personnel of our Bank was investigated or disciplined by the China Securities Regulatory Commission or publicly reprimanded by the stock exchanges.

There were administrative sanctions imposed on our Bank during the ordinary course of operation. After consultation with legal practitioners, the Management holds that these sanctions have no material impact on our Group's financial position. In June 2007, CBRC published an announcement on sanctions executed against eight banks, which included a sub-branch of our Bank's Shanghai Branch, whose loans were used for purposes other than that granted by a customer. The Bank has requested that all branches enforce the regulatory authorities' ruling, take strict measures and carry out targeted inspections to prevent loans from entering the stock market. Both the principal and interest of the loan granted by the Shanghai Branch were fully repaid in June 2006.

Other Significant Events

The following primary information is in accordance with the Standards Concerning the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public No. 3 — Contents and Formats of Interim Report (Revision 2007) promulgated by CSRC.

Stocks of other Listed Companies and Investment Securities Held by our Group

Stocks of other listed companies held by our Group's subsidiaries BOCHK Group, BOCI, BOCG Insurance and BOCG Investment during their regular business operation.

No.	Stock code	Company name	Stock held (unit: share)	Proportion of the total share	Initial investment cost (unit: yuan)	Carrying value at period end (unit: yuan)	Accounting classification
1	000002 CH	CHINA VANKE	82,531,544	1.44%	849,936,923	1,601,372,369	Held for trading
2	1088 HK	CHINA SHENHUA	86,665,500	2.55%	653,702,363	2,284,821,743	Held for trading and Available-for-sale securities
3	8002 HK	PHOENIX TV	412,000,000	8.33%	379,773,896	750,716,736	Available-for-sale securities
4	0005 HK	HSBC HOLDINGS	2,289,498	0.01%	297,607,178	317,923,222	Held for trading
5	1398 HK	ICBC	94,518,000	0.11%	287,159,548	397,955,776	Held for trading and Available-for-sale securities
6	2006 HK	JINJIANG HOTELS	70,780,000	5.09%	153,260,623	279,320,530	Available-for-sale securities
7	3983 HK	CHINA BLUECHEM	81,860,000	4.62%	153,083,008	339,796,276	Available-for-sale securities
8	600030 CH	CITIC SECURITIES	5,193,150	0.17%	147,741,310	275,125,897	Held for trading
9	600823 CH	SHANGHAI SHIMAO	5,778,586	1.21%	143,497,361	151,423,578	Held for trading
10	600036 CH	CHINA MERCHANTS BANK	7,891,714	0.07%	129,691,021	194,009,880	Held for trading
Other securities investments held at period end	—	—	—	—	1,521,562,830,872	1,514,288,242,349	—
Total	—	—	—	—	1,524,758,284,103	1,520,880,708,356	—

Notes:

1. Information in this table contains the Group's holding of stocks of other listed companies in respect of long-term equity investments, financial assets available-for-sale and financial assets held for trading. The table lists the top 10 stocks held in descending order of initial investment cost.

2. Other securities investments refer to investment in equities, bonds (including convertible bonds), funds (including open-ended funds) and warrants other than the top 10 investments listed above.

Equity Investments in Unlisted Financial Companies and Companies with Future Intention to Obtain Listing Held by our Group

Company name	Initial investment cost (unit: yuan)	Equities held (unit: share)	Proportion of the total share	Carrying value at period end (unit: yuan)
Dongfeng Peugeot Citroen Auto Finance Co.,Ltd	234,084.467	—	50.0%	251,431,315
China UnionPay Co., Ltd	90,000,000	90,000,000	5.452%	225,000,000
JCC Financial Co., Ltd	56,831,286	—	20.0%	57,726,414
Hunan Hualing Financial Co., Ltd	28,325,441	—	10.0%	29,021,652
CJM Insurance Brokers Ltd	730,800	2,000,000	33.3%	4,491,635
Debt Management Company Ltd	16,175	1,660	16.7%	16,175
Total	409,988,169	—	—	567,687,191

Notes:

1. Financial companies include commercial banks, securities firms, insurance companies, trust companies and futures companies

2. This table is in the descending order of carrying value. Carrying value is after the deduction of impairment loss.

3. Only holdings of 5% or more are listed.

Explanation on the Alteration of Business Plan

During the reporting period, except as disclosed, there was no material alteration made to our Bank's business plan.

Warnings of and explanations for estimation of loss in net profit during the period from the beginning of the year to the end of the following reporting period or substantial change in net profit compared with the same period of the previous year

Not applicable.

Use of Proceeds from the IPO

All proceeds from the domestic and overseas offerings in 2006 have been used to strengthen our Bank's capital base.

The Audit Committee

The Audit Committee of the Bank is composed of non-executive directors, including three non-executive directors and four independent non-executive directors. Mr. Patrick de Saint-Aignan, an independent non-executive director, is the Chairman. Ms Zhu Yan, Ms Huang Haibo, Mr. Peter Lim Huat Seah, Mr. Anthony Francis Neoh, Mr. William Peter Cooke and Mr. Alberto Togni are members[1] of the

Note 1. Ms Zhu Yan retired from office upon the expiration of her term of office on 23 August 2007. The Board of Directors passed a resolution to adjust the membership of the Audit Committee, appointing Mr. Huang Shizhong as the Vice Chairman of the Audit Committee and Mr. Wang Gang as a member of the Audit Committee.

Committee. Based on the principle of independence, the Committee assists the Board of Directors in supervising the Group's financial reports, internal control, internal audit and external audit.

The Audit Committee has reviewed the interim results of the Bank. The Bank's external auditors have carried out a review of the interim financial statements in accordance with the International Standards on Review Engagements No. 2410. The Audit Committee has discussed matters of the accounting standards and practices adopted by the financial statements, internal control and financial reporting.

Directors and Supervisors' Rights to Acquire Shares

On 5 July 2002, BOCHK (BVI), which directly holds a controlling stake in BOCHK Holdings, granted options to the following director according to a Pre-listing Share Option Scheme. With the options, the director is allowed to purchase the existing issued shares of BOCHK Holdings from BOCHK (BVI) at an exercise price of HKD8.50 per share. BOCHK Holdings is a subsidiary of the Bank and listed on The Stock Exchange of Hong Kong Limited (Hong Kong Stock Exchange). These options are granted within four years starting as of 25 July 2002, with a valid exercise period of 10 years.

The following table shows the outstanding options granted to the director according to the above-said Pre-listing Share Option Scheme as at 30 June 2007:

				Number of Options					
	Grant date	Exercise price per share (HKD)	Exercisable period	Options granted on 5 July 2002	Balance as at 1 January 2007	Options exercised in the period	Options abandoned in the period	Options nullified in the period	Balance as at 30 June 2007
Li Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000

Note: On 15 June 2007, Mr. Hua Qingshan resigned from the post of executive director of the Bank. According to the terms of the Pre-listing Share Option Scheme, the options of 1,446,000 shares granted to Mr. Hua Qingshan on 5 July 2002 can be exercised within three months after resignation.

Save as disclosed above, our Bank and holding companies, subsidiaries or fellow subsidiaries reached no arrangement within the reporting period to enable directors, supervisors or their spouses or children below the age of 18 to benefit from the purchase of shares or bonds from the Bank or any other legal entity.

Rights and Interests of Directors and Supervisors in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 30 June 2007, the Bank's directors and supervisors did not hold any interests or short positions in the shares, underlying shares or debentures of the Bank or its associated corporations (as defined according to Part XV of the Securities and Futures Ordinance of Hong Kong), which, in accordance with Section 352 of the Ordinance, should be recorded in the Register required to be kept, or, in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules, should be notified to the Bank and the Hong Kong Stock Exchange.

Compliance with the Code on Corporate Governance Practices of the Listing Rules of the Hong Kong Stock Exchange

Pursuant to the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, the Bank continuously improved relevant rules and regulations concerning corporate governance and has fully complied with the provisions of the Code and most of the best practices recommended therein.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules governing securities transactions by directors and supervisors. The Bank has made specific enquiry to all directors and supervisors on this matter, all of whom confirmed that they have observed the relevant provisions of the Code within the reporting period.

Compliance with International Accounting Standard No. 34 (IAS 34)

The 2007 interim financial statements of the Bank are prepared in accordance with IAS 34 — Interim Financial Reporting.

Interim Report

This interim report is available in both Chinese and English. You may write to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (address: Units 1806-1807, 18/F, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong) to ask for the interim report prepared under IFRS or go to the Bank's business locations for copies prepared under CAS 2006. This interim report in both Chinese and English is also available at the following websites: www.boc.cn, www.sse.com.cn, and www.hkex.com.hk.

Should there be any queries about how to obtain copies of this interim report or access the document on our Bank's website, please dial our Bank's hotlines at: (852)28628633 or (8610)66596688.

Report on Review of Interim Financial Information

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone +852 2289 8888
Facsimile +852 2810 9888
pwchk.com

To the Board of Directors of Bank of China Limited
(Incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 66 to 111, which comprises the condensed consolidated balance sheets of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") as at 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Bank are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2007

Condensed Consolidated Income Statements

For The Six Month Period Ended 30 June 2007
(Amount in millions of Renminbi, unless otherwise stated)

		For the six month period ended 30 June	
	Notes	2007 (unaudited)	2006 (unaudited)
Interest income	II. 2	122,503	100,124
Interest expense	II. 2	(51,476)	(45,301)
Net interest income		71,027	54,823
Fee and commission income	II. 3	13,388	8,166
Fee and commission expense	II. 3	(1,624)	(1,325)
Net fee and commission income		11,764	6,841
Net trading (losses)/gains	II. 4	(1,252)	557
Net (losses)/gains on investment securities	II. 5	(171)	64
Other operating income	II. 6	7,263	7,218
Impairment losses on loans and advances		(5,244)	(5,479)
Operating expenses	II. 7	(33,072)	(29,686)
Operating profit		50,315	34,338
Share of results of associates and joint ventures		605	371
Profit before income tax		50,920	34,709
Income tax expense	II. 9	(18,538)	(12,458)
Profit for the period		32,382	22,251
Attributable to:			
Equity holders of the Bank		29,543	19,477
Minority interest		2,839	2,774
		32,382	22,251
Earnings per share for profit attributable to the equity holders of the Bank during the period (Expressed in Renminbi per ordinary share)			
— Basic and diluted	II. 10	0.12	0.09

The accompanying notes form an integral part of these financial statements.

Condensed Consolidated Balance Sheets

As At 30 June 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Notes	As at 30 June 2007 (unaudited)	As at 31 December 2006 (audited)
ASSETS			
Cash and due from banks	II. 11	41,115	39,812
Balances with central banks	II. 12	484,436	379,631
Placements with banks and other financial institutions	II. 13	438,614	399,138
Government certificates of indebtedness for bank notes issued		35,203	36,626
Precious metals		39,575	42,083
Trading assets and other financial instruments at fair value through profit or loss	II. 14	153,854	115,828
Derivative financial instruments	II. 15	33,523	24,837
Loans and advances to customers, net	II. 16	2,572,198	2,337,726
Investment securities	II. 17		
— available-for-sale		915,470	815,178
— held-to-maturity		445,150	461,140
— loans and receivables		430,586	500,336
Investment in associates and joint ventures		6,406	5,931
Property and equipment	II. 19	83,814	86,200
Investment property		9,584	8,221
Deferred income tax assets	II. 25	17,916	21,396
Other assets		126,447	53,570
Total assets		5,833,891	5,327,653

The accompanying notes form an integral part of these financial statements.

Condensed Consolidated Balance Sheets (Continued)

As At 30 June 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Notes	As at 30 June 2007 (unaudited)	As at 31 December 2006 (audited)
LIABILITIES			
Due to banks and other financial institutions		319,183	178,777
Due to central banks		55,980	42,374
Bank notes in circulation		35,248	36,823
Certificates of deposits and placements from banks and other financial institutions		225,904	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	II. 20	101,767	113,048
Due to customers	II. 21	4,351,067	4,091,118
Bonds issued	II. 22	60,445	60,173
Other borrowings		56,351	63,398
Current tax liabilities		15,380	18,149
Retirement benefit obligations		7,001	7,444
Deferred income tax liabilities	II. 25	2,941	3,029
Other liabilities	II. 23	177,159	153,456
Total liabilities		5,408,426	4,914,697
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital		253,839	253,839
Capital reserve		66,555	66,617
Statutory reserves	II. 26	10,642	10,380
General and regulatory reserves	II. 26	14,180	13,934
Undistributed profits		57,414	38,425
Reserve for fair value changes of available-for-sale securities		(2,779)	2,009
Currency translation differences		(4,278)	(2,071)
Treasury shares	II. 26	(61)	(216)
		395,512	382,917
Minority interest		29,953	30,039
Total equity		425,465	412,956
Total equity and liabilities		5,833,891	5,327,653

Approved by the Board of Directors on 23 August 2007 and signed on behalf of the Board by:

Xiao Gang
Director

Li Lihui
Director

The accompanying notes form an integral part of these financial statements.

Condensed Consolidated Statement of Changes in Equity

For The Six Month Period Ended 30 June 2007
(Amount in millions of Renminbi, unless otherwise stated)

		Unaudited									
		Attributable to equity holders of the Bank									
	Notes	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
Balance at 1 January 2007		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956
Profit for the period		—	—	—	—	29,543	—	—	—	2,839	32,382
Appropriation to statutory reserves	II. 26	—	—	262	—	(262)	—	—	—	—	—
Appropriation to general reserve and regulatory reserve	II. 26	—	—	—	246	(246)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax		—	—	—	—	—	(4,788)	—	—	(180)	(4,968)
Exercise of subsidiary share options		—	—	—	—	—	—	—	—	13	13
Dividends	II. 26	—	—	—	—	(10,154)	—	—	—	(1,817)	(11,971)
Translation differences		—	—	—	—	—	—	(2,207)	—	(941)	(3,148)
Net change in treasury shares	II. 26	—	—	—	—	—	—	—	155	—	155
Others		—	(62)	—	—	108	—	—	—	—	46
Balance at 30 June 2007		253,839	66,555	10,642	14,180	57,414	(2,779)	(4,278)	(61)	29,953	425,465

		Unaudited									
		Attributable to equity holders of the Bank									
	Notes	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
Balance at 1 January 2006		209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	—	29,100	255,519
Profit for the period		—	—	—	—	19,477	—	—	—	2,774	22,251
Issue of ordinary shares		44,412	72,567	—	—	—	—	—	—	—	116,979
Appropriation to statutory reserve	II. 26	—	—	2,108	—	(2,108)	—	—	—	—	—
Appropriation to general and regulatory reserves	II. 26	—	—	—	4,291	(4,291)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax		—	—	—	—	—	(5,502)	—	—	(284)	(5,786)
Exercise of subsidiary share options		—	—	—	—	—	—	—	—	(52)	(52)
Dividends		—	—	—	—	(1,375)	—	—	—	(1,891)	(3,266)
Translation differences		—	—	—	—	—	—	(251)	—	(312)	(563)
Others		—	—	—	(2)	2	—	—	—	—	—
Balance at 30 June 2006		253,839	66,613	8,095	9,398	21,893	(3,603)	(488)	—	29,335	385,082
Profit for the period		—	—	—	—	23,353	—	—	—	2,660	26,013
Appropriation to statutory reserve	II. 26	—	—	2,285	—	(2,285)	—	—	—	—	—
Appropriation to general and regulatory reserves	II. 26	—	—	—	4,537	(4,537)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax		—	—	—	—	—	5,612	—	—	317	5,929
Exercise of subsidiary share options		—	—	—	—	—	—	—	—	85	85
Dividends		—	—	—	—	—	—	—	—	(1,500)	(1,500)
Translation differences		—	—	—	—	—	—	(1,583)	—	(775)	(2,358)
Net change in treasury shares	II. 26	—	—	—	—	—	—	—	(216)	—	(216)
Others		—	4	—	(1)	1	—	—	—	(83)	(79)
Balance at 31 December 2006		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956

The accompanying notes form an integral part of these financial statements.

Condensed Consolidated Cash Flow Statements

For The Six Month Period Ended 30 June 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Notes	For the six month period ended 30 June 2007 (unaudited)	2006 (unaudited)
Cash flows from operating activities			
Profit before income tax		50,920	34,709
Adjustments:			
Impairment losses on loans and advances		5,244	5,479
Impairment losses on investment securities and other assets		1,166	418
Depreciation of property and equipment		2,718	2,503
Amortization of intangible assets and other assets		620	337
Net gains on disposal of property and equipment and other long-term assets		(88)	(70)
Net gains on disposal of investments in subsidiaries, associates and joint ventures		(28)	(138)
Share of results of associates and joint ventures		(605)	(371)
Interest expense arising from bonds issued		1,448	1,384
Net changes in operating assets and liabilities:			
Net increase in balances with central banks		(88,780)	(18,820)
Net (increase)/decrease in due from banks and placements with banks and other financial institutions		(44,597)	15,392
Net increase in loans and advances to customers		(239,716)	(170,992)
Net increase in investment securities		(120,678)	(309,892)
Net decrease/(increase) in precious metals		2,516	(12,285)
Net increase in other assets		(48,977)	(10,513)
Net increase in due to banks and other financial institutions		140,406	37,205
Net increase in due to central banks		13,606	440
Net increase/(decrease) in certificates of deposits and placements from banks and other financial institutions		78,996	(21,746)
Net increase in due to customers		259,949	348,974
Net decrease in other borrowings		(7,047)	(2,542)
Net decrease in other liabilities		(5,185)	(1,782)
Net cash from operating activities		1,888	(102,310)
Income tax paid		(15,997)	(15,279)
Net cash outflow from operating activities		(14,109)	(117,589)

The accompanying notes form an integral part of these financial statements.

	Notes	For the six month period ended 30 June 2007 (unaudited)	2006 (unaudited)
Cash flows from investing activities			
Proceeds from disposal of property and equipment, intangible assets and other long-term assets		1,972	625
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		56	21
Dividends received		138	20
Purchase of property and equipment, intangible assets and other long-term assets		(4,625)	(2,190)
Payment for increase of investments in subsidiaries, associates and joint ventures		(74)	(84)
Net cash outflow from investing activities		(2,533)	(1,608)
Net cash outflow before financing activities		(16,642)	(119,197)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		—	117,423
Cash received from issuance of bonds		276	—
Proceeds from minority equity holders of subsidiaries		13	86
Proceeds from sales of treasury shares		155	—
Payment of interest on bonds issued		(1,468)	(1,379)
Dividends paid to equity holders of the Bank		—	(1,375)
Dividends paid to minority interest		(1,817)	(1,891)
Payment of share issuance costs		—	(238)
Net cash (outflow)/inflow from financing activities		(2,841)	112,626
Effect of exchange rate changes on cash and cash equivalents		(10,445)	(1,068)
Net decrease in cash and cash equivalents		(29,928)	(7,639)
Cash and cash equivalents as of 1 January		519,944	397,112
Cash and cash equivalents as of 30 June	II. 29	490,016	389,473

The accompanying notes form an integral part of these financial statements.

(Amount in millions of Renminbi, unless otherwise stated)

I BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and should be read in conjunction with the 2006 annual financial statements.

The principal accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those used in the Group's accounts for the year ended 31 December 2006.

On 1 January 2007, the Group adopted IFRIC 9, Reassessment of Embedded Derivatives and IFRIC 10, Interim Financial Reporting and Impairment. The application of these interpretations had no material effect on the Group's operating results or financial position.

(1) Standards mandatory for financial year ending 31 December 2007

- IFRS 7, Financial Instruments: Disclosures and IAS 1, Presentation of Financial Statements — Capital Disclosures (Amendment), are effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces certain new disclosures relating to financial instruments while incorporating many of the requirements presently in IAS 32. IFRS 7 will supersede IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements of IAS 32 Financial Instruments: Disclosure and Presentation. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the key impact will be more qualitative and quantitative disclosures primarily related to fair value measurement and risk management. The adoption of this standard will have no effect on the Group's results of operations or financial position. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

(2) Standard and interpretations that are not yet effective and have not been early adopted by the Group

- IFRS 8, Operating Segments is effective for annual periods beginning on or after 1 January 2009. IFRS 8 supersedes IAS 14, Segment Reporting, under which segments were identified and reported on the basis of a risk and return analysis. Items were reported on the basis of the accounting policies used for external reporting. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on internal reporting. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

I BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

(2) Standard and interpretations that are not yet effective and have not been early adopted by the Group (Continued)

- IFRIC 11, IFRS 2 — Group and Treasury Share Transactions is effective for annual periods beginning on or after 1 March 2007 and clarifies the accounting by a subsidiary when its employees receive shares of its parent as equity-settled or cash-settled transactions. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

- IFRIC 13 — Customer Loyalty Programmes is effective for annual periods beginning on or after 1 July 2008 and addresses accounting by entities that grant loyalty award credits (such as "points" or travel miles) to customers as incentive to buy their goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services ("awards") to customers who redeem award credits. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

The preparation of the unaudited condensed consolidated financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are consistent with those disclosed in our annual financial statements for the year ended 31 December 2006.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 Segment information

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Other significant overseas locations include New York, London, Singapore and Tokyo. Within Hong Kong and Macau, BOCHK Holdings and its subsidiaries, collectively referred to as BOC Hong Kong Group, account for the majority of the Group's overseas operating activities.

The geographical analysis of revenues, segment results, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organizational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Interest and fee income, total assets, total liabilities, credit commitments and capital expenditure have generally been based on the country in which the branch or subsidiary is located.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

		Hong Kong & Macau					
For the six month period ended 30 June 2007	Chinese Mainland	BOC Hong Kong Group	Others	Sub-total	Other overseas locations	Elimination	Total
Interest income	97,310	21,122	2,725	23,847	4,747	(3,401)	122,503
Interest expense	(36,550)	(12,232)	(2,373)	(14,605)	(3,722)	3,401	(51,476)
Net interest income	60,760	8,890	352	9,242	1,025	—	71,027
Fee and commission income	8,411	3,291	1,245	4,536	499	(58)	13,388
Fee and commission expense	(386)	(749)	(466)	(1,215)	(81)	58	(1,624)
Net fee and commission income	8,025	2,542	779	3,321	418	—	11,764
Net trading (losses)/gains	(1,651)	(31)	442	411	(12)	—	(1,252)
Net (losses)/gains on investment securities	(543)	2	364	366	6	—	(171)
Other operating income	680	3,495	2,720	6,215	393	(25)	7,263
Impairment (losses)/write back on loans and advances	(5,163)	166	(199)	(33)	(48)	—	(5,244)
Operating expenses	(24,545)	(5,949)	(1,881)	(7,830)	(722)	25	(33,072)
Operating profit	37,563	9,115	2,577	11,692	1,060	—	50,315
Share of results of associates and joint ventures	—	(2)	607	605	—	—	605
Profit before income tax	37,563	9,113	3,184	12,297	1,060	—	50,920
Income tax expense	(16,489)	(1,591)	(252)	(1,843)	(206)	—	(18,538)
Profit for the period	21,074	7,522	2,932	10,454	854	—	32,382
As at 30 June 2007							
Segment assets	4,598,980	1,008,625	166,804	1,175,429	210,047	(156,971)	5,827,485
Investments in associates and joint ventures	1	54	6,351	6,405	—	—	6,406
Total assets	4,598,981	1,008,679	173,155	1,181,834	210,047	(156,971)	5,833,891
Segment liabilities	(4,287,026)	(927,836)	(149,894)	(1,077,730)	(200,569)	156,899	(5,408,426)
Other segment items:							
Credit commitments	898,029	194,993	17,470	212,463	55,945	(52,495)	1,113,942
For the six month period ended 30 June 2007							
Depreciation and amortization	2,512	300	471	771	55	—	3,338
Capital expenditure	2,156	280	2,180	2,460	10	—	4,626

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

For the six month period ended 30 June 2006	Chinese Mainland	Hong Kong & Macau: BOC Hong Kong Group	Hong Kong & Macau: Others	Hong Kong & Macau: Sub-total	Other overseas locations	Elimination	Total
Interest income	76,715	20,075	2,276	22,351	3,426	(2,368)	100,124
Interest expense	(31,368)	(12,235)	(1,489)	(13,724)	(2,581)	2,372	(45,301)
Net interest income	45,347	7,840	787	8,627	845	4	54,823
Fee and commission income	4,617	2,335	1,296	3,631	433	(515)	8,166
Fee and commission expense	(392)	(611)	(306)	(917)	(46)	30	(1,325)
Net fee and commission income	4,225	1,724	990	2,714	387	(485)	6,841
Net trading (losses)/gains	(229)	677	336	1,013	(227)	—	557
Net gains/(losses) on investment securities	115	(9)	(40)	(49)	(2)	—	64
Other operating income	822	4,270	2,110	6,380	33	(17)	7,218
Impairment (losses)/write back on loans and advances	(6,473)	664	212	876	118	—	(5,479)
Operating expenses	(21,722)	(6,182)	(1,112)	(7,294)	(702)	32	(29,686)
Operating profit	22,085	8,984	3,283	12,267	452	(466)	34,338
Share of results of associates and joint ventures	—	—	455	455	—	(84)	371
Profit before income tax	22,085	8,984	3,738	12,722	452	(550)	34,709
Income tax expense	(10,809)	(1,469)	(241)	(1,710)	(142)	203	(12,458)
Profit for the period	11,276	7,515	3,497	11,012	310	(347)	22,251
As at 31 December 2006							
Segment assets	4,220,394	926,023	152,125	1,078,148	214,766	(191,586)	5,321,722
Investments in associates and joint ventures	1	59	5,871	5,930	—	—	5,931
Total assets	4,220,395	926,082	157,996	1,084,078	214,766	(191,586)	5,327,653
Segment liabilities	(3,921,219)	(844,984)	(135,405)	(980,389)	(204,675)	191,586	(4,914,697)
Other segment items:							
Credit commitments	884,607	188,664	14,812	203,476	61,297	(61,558)	1,087,822
For the six month period ended 30 June 2006							
Depreciation and amortization	2,424	275	90	365	51	—	2,840
Capital expenditure	1,800	296	15	311	79	—	2,190

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

Business segments comprise the Group's secondary segment. The Group provides services through six main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, segment results, segment assets and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Funding is provided to and from individual business segments through treasury operations as part of the asset and liability management process. The pricing of these transactions is based on market deposit and lending rates, adjusted for pre-determined margins. These margins reflect differentiation based on product features and maturities. The transactions are eliminated on consolidation.

Corporate banking — providing services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, custody, foreign currency and derivative products.

Personal banking — providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages.

Treasury operations — consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. The results of this segment include the inter-segment funding income and expenses, resulting from interest bearing assets and liabilities; and foreign currency translation gains and losses.

Investment banking — consisting of debt and equity underwriting and financial advisory services, sales and trading of securities, stock brokerage, investment research and asset management services, and private equity investment services.

Insurance — underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitute a separately reportable segment.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

For the six month period ended 30 June 2007	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	54,464	46,965	48,150	511	394	215	(28,196)	122,503
Interest expense	(23,773)	(26,262)	(27,661)	(353)	—	(1,623)	28,196	(51,476)
Net interest income/(expense)	30,691	20,703	20,489	158	394	(1,408)	—	71,027
Fee and commission income	6,808	5,165	544	967	1	114	(211)	13,388
Fee and commission expense	(166)	(859)	(80)	(344)	(262)	(93)	180	(1,624)
Net fee and commission income/(expense)	6,642	4,306	464	623	(261)	21	(31)	11,764
Net trading gains/(losses)	2,294	1,403	(4,930)	317	(368)	32	—	(1,252)
Net (losses)/gains on investment securities	—	—	(536)	—	—	365	—	(171)
Other operating income	13	244	2	38	3,531	4,107	(672)	7,263
Impairment losses on loans and advances	(4,368)	(632)	—	(244)	—	—	—	(5,244)
Operating expenses	(12,934)	(11,543)	(4,989)	(293)	(3,141)	(875)	703	(33,072)
Operating profit	22,338	14,481	10,500	599	155	2,242	—	50,315
Share of results of associates and joint ventures	—	—	—	323	53	280	(51)	605
Profit before income tax	22,338	14,481	10,500	922	208	2,522	(51)	50,920
Income tax expense								(18,538)
Profit for the period								32,382
As at 30 June 2007								
Segment assets	1,954,425	765,007	2,988,113	37,899	22,113	102,950	(43,022)	5,827,485
Investments in associates and joint ventures	—	—	—	1,185	252	4,969	—	6,406
Total assets	1,954,425	765,007	2,988,113	39,084	22,365	107,919	(43,022)	5,833,891
For the six month period ended 30 June 2007								
Capital expenditure	719	792	38	19	134	2,924	—	4,626

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

For the six month period ended 30 June 2006	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	45,488	42,693	38,537	289	269	191	(27,343)	100,124
Interest expense	(18,727)	(25,610)	(27,175)	(270)	(19)	(847)	27,347	(45,301)
Net interest income/(expense)	26,761	17,083	11,362	19	250	(656)	4	54,823
Fee and commission income	3,325	3,845	458	1,143	1	113	(719)	8,166
Fee and commission expense	(179)	(678)	(108)	(205)	(278)	(104)	227	(1,325)
Net fee and commission income/(expense)	3,146	3,167	350	938	(277)	9	(492)	6,841
Net trading gains/(losses)	1,813	976	(2,033)	231	(428)	(3)	1	557
Net gains/(losses) on investment securities	—	—	101	—	—	(37)	—	64
Other operating income	29	93	34	6	4,558	3,158	(660)	7,218
Impairment losses on loans and advances	(4,639)	(835)	—	(5)	—	—	—	(5,479)
Operating expenses	(10,916)	(10,640)	(3,909)	(229)	(3,714)	(959)	681	(29,686)
Operating profit	16,194	9,844	5,905	960	389	1,512	(466)	34,338
Share of results of associates and joint ventures	—	—	—	149	—	306	(84)	371
Profit before income tax	16,194	9,844	5,905	1,109	389	1,818	(550)	34,709
Income tax expense								(12,458)
Profit for the period								22,251
As at 31 December 2006								
Segment assets	1,795,152	687,553	2,725,362	22,755	19,933	108,722	(37,755)	5,321,722
Investments in associates and joint ventures	—	—	—	911	244	4,844	(68)	5,931
Total assets	1,795,152	687,553	2,725,362	23,666	20,177	113,566	(37,823)	5,327,653
For the six month period ended 30 June 2006								
Capital expenditure	416	782	31	6	2	953	—	2,190

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

With effect from 1 January 2007, the Group revised its basis in allocating segment operating expense in respect of the cost of retail counter staff and sales department staff between the Corporate banking and Personal banking segments to better reflect its business segment operating profit.

The effect of the change in basis of staff cost allocation between Corporate banking and Personal banking segments for the six month period ended 30 June 2006 is summarized below:

For the six month period ended 30 June 2006	Corporate banking	Personal banking	Treasury operations	Other business segments	Total
Operating Expenses — Original	(9,623)	(11,933)	(3,909)	(4,221)	(29,686)
Operating Expenses — Restated	(10,916)	(10,640)	(3,909)	(4,221)	(29,686)
Effect of Change	(1,293)	1,293	—	—	—
Operating Profit — Original	17,487	8,551	5,905	2,395	34,338
Operating Profit — Restated	16,194	9,844	5,905	2,395	34,338
Effect of Change	(1,293)	1,293	—	—	—

2 Net interest income

	For the six month period ended 30 June	
	2007	2006
Interest income		
Loans and advances to customers	73,135	60,707
Investment securities	36,580	30,652
Due from banks and other financial institutions	12,788	8,765
Sub-total	122,503	100,124
Interest expense		
Due to customers	(42,703)	(38,887)
Due to banks and other financial institutions	(6,502)	(4,122)
Other borrowed funds	(2,271)	(2,292)
Sub-total	(51,476)	(45,301)
Net interest income	71,027	54,823

Included in interest income is RMB142 million and RMB269 million related to the unwinding of the discount on the allowance for identified impaired loans for the six month period ended 30 June 2007 and 2006 respectively.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Net fee and commission income

	For the six month period ended 30 June	
	2007	2006
Agency commissions	5,354	2,201
Settlement and clearing fees	2,220	1,794
Credit commitment fees	1,874	1,438
Bank card fees	1,753	1,365
Custodian and other fiduciary service fees	485	248
Others	1,702	1,120
Fee and commission income	13,388	8,166
Fee and commission expense	(1,624)	(1,325)
Net fee and commission income	11,764	6,841

4 Net trading (losses)/gains

	For the six month period ended 30 June	
	2007	2006
Net (losses)/gains from foreign exchange and foreign exchange products[1]	(1,240)	1,418
Net gains from precious metal transactions	105	136
Net losses from interest rate instruments	(568)	(1,183)
Net gains from trading equity securities	394	180
Others	57	6
Total	(1,252)	557

(1) The net (losses)/gains from foreign exchange and foreign exchange products include spread income earned on foreign exchange transactions business, realized and unrealized gains/losses of foreign exchange derivatives, and exchange differences arising from the retranslation of foreign currency denominated monetary assets and liabilities.

The net (losses)/gains from foreign exchange and foreign exchange products during the six month period ended 30 June 2007 included foreign currency derivative costs of RMB4,961 million in support of the Bank's increased foreign currency activities.

5 Net (losses)/gains on investment securities

	For the six month period ended 30 June	
	2007	2006
De-recognition of available-for-sale securities	984	97
Provision for impairment losses (Note II. 17(1))	(1,155)	(33)
Total	(171)	64

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Other operating income

	For the six month period ended 30 June	
	2007	2006
Insurance premiums		
— Long term insurance contracts	2,892	3,600
— General insurance contracts	646	686
Aircraft leasing income[1]	1,078	—
Changes in fair value of investment properties	1,175	606
Dividend income	136	18
Gains on disposal of subsidiaries and associates	28	138
Gains on disposal of property and equipment and other assets	104	70
Others	1,204	2,100
Total	7,263	7,218

(1) Aircraft leasing income relates to aircraft rental income of a subsidiary of the Group, BOC Aviation Private Limited.

7 Operating expenses

	For the six month period ended 30 June	
	2007	2006
Staff costs (Note II. 8)	15,058	13,093
General operating and administrative expenses[1]	7,402	6,681
Depreciation and amortization	3,338	2,840
Business and other taxes	3,902	2,987
Insurance benefits and claims		
— Long term insurance contracts	2,593	3,099
— General insurance contracts	295	324
Provision for litigation losses	(1)	385
Other expenses	485	277
Total	33,072	29,686

(1) Included in general operating and administrative expenses are operating lease rental expenses of RMB936 million and RMB820 million during the six month period ended 30 June 2007 and 30 June 2006, respectively.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8 Staff costs

	For the six month period ended 30 June	
	2007	2006
Salaries and benefits	11,780	9,748
Defined contribution plans(1)	1,388	1,495
Retirement benefits(2)	44	347
Housing funds	729	626
Other social security costs	521	415
Others	596	462
Total	15,058	13,093

(1) In 2005, the Bank established the Annuity Plan, a defined contribution plan, in addition to local labor and social security bureau contribution plan. During the six month period ended 30 June 2007 and 30 June 2006, the Bank contributed RMB241 million and RMB478 million to the Annuity Plan respectively.

Contributions to defined contribution plans for the six month period ended 30 June 2007 and 2006 include the effect of deductions of forfeited contributions due to the resignation of employees from overseas branches and subsidiaries of RMB8.02 million and RMB12.00 million, respectively.

(2) The amounts of retirement benefit costs recognized in the income statement in relation to the Bank's defined benefits payable to certain retired and early retired employees are as follow:

	For the six month period ended 30 June	
	2007	2006
Interest cost	128	159
Actuarial (gains)/losses	(84)	188
Total	44	347

9 Income tax expense

	For the six month period ended 30 June	
	2007	2006
Current income tax		
— Chinese Mainland income tax	11,200	10,594
— Hong Kong profits tax	1,579	1,330
— Overseas taxation	408	212
	13,187	12,136
Deferred income tax (Note II. 25)	5,351	322
	18,538	12,458

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9 Income tax expense (Continued)

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 33% of the assessable income of the Bank and each of the subsidiaries established in Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for each of the six month periods ended 30 June 2007 and 2006. In addition, the Bank's overseas operations are subject to supplementary PRC tax at tax rate determined by the relevant PRC Authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax at the rate of 17.5% on the estimated assessable income for each of the six month periods ended 30 June 2007 and 2006.

Taxation on overseas profits has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries or regions in which the Group operates.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	For the six month period ended 30 June	
	2007	2006
Profit before income tax	50,920	34,709
Tax calculated at 33%	16,804	11,454
Effect of different tax rates in overseas operations	(2,069)	(1,999)
Supplementary tax on overseas income paid in the PRC	1,178	1,688
Income not subject to tax[1]	(1,345)	(1,263)
Expenses not deductible for tax purposes[2]	160	2,899
Effect of change in tax rate to deferred income tax[3]	4,178	—
Tax adjustments relating to prior year's items	(789)	(350)
Others	421	29
Income tax expense	18,538	12,458

(1) It mainly comprised the interest income from the PRC treasury bills.

(2) For the period ended 30 June 2006, non-deductible expenses primarily include staff salary costs in excess of those deductible under the relevant PRC tax regulations. In accordance with the approval of the Ministry of Finance ("MOF") and the State Administration of Taxation ("SAT") obtained, management estimated that its domestic salary costs for the six month period ended 30 June 2007 are deductible for Chinese Mainland income tax purposes as the criteria imposed by the MOF and SAT in respect of the Bank's operating profitability and labour productivity can be fulfilled based on the Bank's financial results during the six month period ended 30 June 2007.

(3) On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. This legislation will reduce the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from January 2008. In accordance with International Accounting Standard 12, the Group remeasured its net deferred tax assets of the domestic operations as at the date of pronouncement of the new Income Tax Law to reflect future realisation at the newly enacted tax rate of 25% and thereby increased the tax expenses by RMB4,178 million.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10 Earnings per share (Basic and diluted)

Basic and diluted earnings per share were computed by dividing the profit attributable to the equity holders of the Bank for the six month period ended 30 June 2007 and 30 June 2006 by the weighted average number of ordinary shares in issue during the period.

The Bank had no dilutive potential ordinary shares for the six month period ended 30 June 2007 and 30 June 2006.

	For the six month period ended 30 June	
	2007	2006
Profit attributable to equity holders of the Bank	29,543	19,477
Weighted average number of ordinary shares in issue (in millions)	253,810	218,002
Basic and diluted earnings per share (in RMB)	0.12	0.09

11 Cash and due from banks

	As at 30 June 2007	As at 31 December 2006
Cash	31,449	31,110
Due from banks	9,666	8,702
Total	41,115	39,812

12 Balances with central banks

	As at 30 June 2007	As at 31 December 2006
Mandatory reserves	366,635	277,855
Other deposits	117,801	101,776
Total	484,436	379,631

The Group places mandatory reserve funds with the People's Bank Of China ("PBOC") and the central banks of other countries or regions where it has operations. As at 30 June 2007, mandatory reserve funds placed with the PBOC were calculated at 11.5% (as at 31 December 2006: 9%) and 5% (as at 31 December 2006: 4%) of applicable RMB deposits and foreign currency deposits from customers of domestic branches of the Bank respectively. The amounts of mandatory reserve funds placed with the central banks of other countries are determined by local jurisdiction.

The mandatory reserve funds are not available for use in the Group's day to day operations.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Placements with banks and other financial institutions

	As at 30 June 2007	As at 31 December 2006
Placements with domestic banks	50,024	33,567
Placements with other domestic financial institutions	50,980	21,579
Placements with overseas banks and other financial institutions	338,068	344,491
	439,072	399,637
Allowance for impairment losses	(458)	(499)
	438,614	399,138
Impaired placements	458	499
Percentage of impaired placements to total placements with banks and other financial institutions	0.10%	0.12%

14 Trading assets and other financial instruments at fair value through profit or loss

	As at 30 June 2007	As at 31 December 2006
Trading debt securities		
Government	44,360	17,802
Public sector and quasi-government	1,268	1,032
Financial institution	23,902	22,644
Corporate	5,806	4,204
Sub-total	75,336	45,682
Other debt securities at fair value through profit or loss (designated at initial recognition)		
Government	29,814	20,444
Public sector and quasi-government	8,392	8,559
Financial institution	28,742	30,225
Corporate	5,635	5,724
Sub-total	72,583	64,952
Trading equity securities	5,935	5,194
Total	153,854	115,828
Analyzed as follows:		
— Listed	111,703	82,440
— Unlisted	42,151	33,388
	153,854	115,828

15 Derivative financial instruments

The Group enters into a number of foreign exchange rate and interest rate related derivative financial instruments for trading and risk management purposes. These are discussed in our annual financial statements for the year ended 31 December 2006 together with discussions of the use of derivative financial instruments in managing the Group's exposure to market and currency risk.

The contractual/notional amounts and fair values of derivative instruments held by the Group are set out in the following table. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

The fair values of derivatives that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models. To the extent practical, models use only observable data, such as interest rates and foreign currency exchange rates, however areas such as credit risk (both own and counterparty's), volatilities and correlations require management to make estimates. Changes in such observable data and assumptions about these factors could affect reported fair value of financial instruments.

	As at 30 June 2007			As at 31 December 2006		
	Contractual/ notional amount	Fair value Assets	Fair value Liabilities	Contractual/ notional amount	Fair value Assets	Fair value Liabilities
Exchange rate derivatives						
Currency forwards and swaps, and cross-currency interest rate swaps[(1)]	1,380,807	21,629	(9,618)	1,027,801	13,392	(7,906)
Currency options purchased and written[(2)]	212,983	4,945	(682)	225,718	5,735	(419)
		26,574	(10,300)		19,127	(8,325)
Interest rate derivatives						
Interest rate swaps	505,378	5,937	(5,753)	369,093	4,236	(4,832)
Interest rate options	77,707	152	(299)	90,090	592	(161)
Interest rate futures	14,807	16	(18)	14,675	40	(9)
		6,105	(6,070)		4,868	(5,002)
Equity derivatives	7,832	504	(395)	10,572	453	(390)
Precious metals derivatives	15,013	340	(492)	10,520	389	(606)
Total derivative financial instruments assets/(liabilities) (Note II. 20)		33,523	(17,257)		24,837	(14,323)

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15 Derivative financial instruments (Continued)

(1) These exchange rate derivatives primarily include foreign exchange forward transactions to manage foreign exchange risks arising from customers; and foreign exchange swap transactions and cross-currency interest rate swap transactions for asset and liability management and funding purpose.

(2) In 2005, the Bank entered into a foreign currency option agreement with Huijin ("Huijin options") whereby the Bank acquired options to sell to Huijin USD, totaling USD18 billion, of no more than USD1,500 million at the beginning of each calendar month during the year ending 31 December 2007. During the first half of 2007, the Bank has exercised six tranches of the Huijin options and sold USD9 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement. The fair value of the Huijin options, which has taken into consideration the option premium payable, as at 30 June 2007 amounted to RMB3,986 million (as at 31 December 2006: RMB5,180 million.)

Subsequent to the balance sheet date and up to the date of this report, the Bank has further exercised 2 tranches of the Huijin options and sold USD3 billion to Huijin.

Credit risk weighted amounts

The credit risk weighted amounts are the amounts calculated with reference to the guidelines issued by CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics of each type of contract.

	As at 30 June 2007	As at 31 December 2006
Derivatives		
— Exchange rate contracts	13,034	4,493
— Interest rate contracts	4,152	3,354
— Other derivative contracts	21	35
	17,207	7,882

Replacement costs

Replacement costs are the costs of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts as of the balance sheet date.

	As at 30 June 2007	As at 31 December 2006
Derivatives		
— Exchange rate contracts	26,574	19,127
— Interest rate contracts	6,105	4,868
— Other derivative contracts	844	842
	33,523	24,837

The credit risk weighted amounts and replacement costs stated above have not taken the effects of netting arrangements into account.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Loans and advances to customers, net

	As at 30 June 2007	As at 31 December 2006
Corporate loans and advances	2,001,503	1,849,275
Personal loans and advances	669,627	582,744
	2,671,130	2,432,019
Allowance for impairment losses	(98,932)	(94,293)
Loans and advances to customers, net	2,572,198	2,337,726

The Group reviews its loan portfolios to assess impairment on a periodic basis, unless known circumstances indicate that impairment may have occurred as of an interim date. In determining whether an impairment loss should be recorded in the consolidated income statements, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or national or local economic conditions that correlate with defaults on assets in the Group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Loans and advances to customers, net (Continued)

The economic sector concentration of risk for loans and advances to customers (gross) based on the Group's internal classification system are as follows:

	As at 30 June 2007	%	As at 31 December 2006	%
Chinese Mainland				
Corporate loans				
Manufacturing	604,735	23	556,032	23
Energy, mineral and agriculture	259,354	10	240,314	10
Commerce and services	258,445	10	257,853	11
Transportation and logistics	210,702	8	182,398	8
Real estate	131,300	5	113,589	5
Public utilities	117,915	4	105,933	4
Financial services	38,373	1	53,333	2
Construction	37,119	1	34,676	1
Others	2,237	—	2,692	—
Corporate loan total	1,660,180	62	1,546,820	64
Personal loans				
Mortgage loans	391,617	15	337,834	14
Credit card advances	3,530	—	2,876	—
Others	118,771	4	102,870	4
Personal loan total	513,918	19	443,580	18
Total for Chinese Mainland	2,174,098	81	1,990,400	82
Hong Kong and Macau				
Corporate loans				
Real estate	99,618	4	94,391	4
Manufacturing	38,459	2	35,853	1
Commerce and services	36,204	1	33,443	1
Transportation and logistics	29,198	1	24,481	1
Financial services	19,507	1	12,107	1
Energy, mineral and agriculture	9,754	—	12,256	1
Construction	2,924	—	4,053	—
Others	37,117	1	25,328	1
Corporate loan total	272,781	10	241,912	10
Personal loans				
Mortgage loans	119,072	5	117,972	5
Credit card advances	5,492	—	5,516	—
Others	29,325	1	14,132	1
Personal loan total	153,889	6	137,620	6
Total for Hong Kong and Macau	426,670	16	379,532	16
Other overseas locations	70,362	3	62,087	2
Gross amounts of loans and advances before allowance for impairment losses	2,671,130	100	2,432,019	100

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Loans and advances to customers, net (Continued)

	Loans and advances for which an impairment allowance is collectively assessed[1]	Identified impaired loans and advances[2] for which allowance is collectively assessed	for which allowance is individually assessed	Sub-total	Total	Identified impaired loans and advances as a % of gross total loans and advances
At 30 June 2007						
Gross loans and advances	2,571,701	20,466	78,963	99,429	2,671,130	3.72%
Allowance for impairment losses	(30,456)	(13,058)	(55,418)	(68,476)	(98,932)	
Net loans and advances	2,541,245	7,408	23,545	30,953	2,572,198	
At 31 December 2006						
Gross loans and advances	2,328,787	21,502	81,730	103,232	2,432,019	4.2%
Allowance for impairment losses	(27,712)	(12,735)	(53,846)	(66,581)	(94,293)	
Net loans and advances	2,301,075	8,767	27,884	36,651	2,337,726	

(1) Loans and advances for which allowance is collectively assessed consist of loans and advances which have not been identified as impaired, i.e. primarily loans graded pass and special mention.

(2) Identified impaired loans and advances include loans for which objective evidence of impairment exists and which have been identified as bearing an impairment loss and assessed either:

- individually (including mainly significant corporate loans and advances which are impaired over a certain amount); or
- collectively (i.e. portfolios of insignificant homogenous loans, which includes insignificant corporate loans and advances and all personal loans which are impaired).

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17 Investment securities

	As at 30 June 2007	As at 31 December 2006
Debt securities available-for-sale (at fair value)		
Government	327,490	297,129
Public sector and quasi-government	238,172	152,822
Financial institution	226,794	230,999
Corporate	115,095	126,358
	907,551	807,308
Allowance for impairment losses[1]	(1,146)	—
Sub-total	906,405	807,308
Equity securities (at fair value), net	9,065	7,870
Total securities available-for-sale	915,470	815,178
Debt securities held-to-maturity (at amortized cost):		
Government	150,592	146,502
Public sector and quasi-government	72,201	97,025
Financial institution	176,191	172,666
Corporate	46,166	44,947
Total securities held-to-maturity	445,150	461,140
Debt securities classified as loans and receivables (at amortized cost):		
China Orient Bond	160,000	160,000
PBOC Special Bills	73,512	91,612
PBOC Target Bills	36,981	28,702
Special Purpose Treasury Bond	42,500	42,500
Long term notes		
— Financial institution	14,545	14,545
Short term bills and notes		
— Public sector and quasi-government	19,979	3,895
— Financial institution	61,338	139,659
— Corporate	3,593	6,623
Certificate Treasury Bonds and others	18,290	12,952
	430,738	500,488
Allowance for impairment losses	(152)	(152)
Total securities classified as loans and receivables	430,586	500,336
Total	1,791,206	1,776,654
Analyzed as follows:		
Listed	702,187	663,715
Unlisted	1,089,019	1,112,939
Total	1,791,206	1,776,654

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17 Investment securities (Continued)

(1) The impairment provision as at 30 June 2007 represented impairment provision of RMB388 million in respect of the Bank's exposure to the Subprime asset-backed securities and impairment provision of RMB758 million in respect of the Bank's exposure to the related Collateralized Debt Obligations ("CDOs") as a result of the recent developments in the United States credit market.

(2) The market values of the above listed held-to-maturity securities are set out below:

	As at 30 June 2007		As at 31 December 2006	
	Carrying value	Market value	Carrying value	Market value
Investment securities held-to-maturity				
Listed	236,478	234,868	228,815	229,725

18 Certificates of deposit held

Certificates of deposits held are included within the following balance sheet captions:

	As at 30 June 2007	As at 31 December 2006
Trading assets and other financial instruments at fair value through profit or loss	3,219	3,813
Investment securities		
— available-for-sale	7,044	8,663
— held-to-maturity	12,869	12,681
— loans and receivables	188	388
	23,320	25,545
Analyzed as follows:		
— Listed	33	523
— Unlisted	23,287	25,022
	23,320	25,545
Market value of listed certificates of deposits held	33	523

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Property and equipment

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
At 30 June 2007					
Cost	66,871	31,857	7,859	19,568	126,155
Accumulated depreciation	(16,055)	(24,602)	—	(396)	(41,053)
Allowance for impairment losses	(878)	—	(410)	—	(1,288)
Net book amount	49,938	7,255	7,449	19,172	83,814
At 31 December 2006					
Cost	67,660	32,132	6,973	20,572	127,337
Accumulated depreciation	(15,317)	(23,891)	—	(34)	(39,242)
Allowance for impairment losses	(1,494)	—	(401)	—	(1,895)
Net book amount	50,849	8,241	6,572	20,538	86,200

20 Derivative financial instruments and liabilities at fair value through profit or loss

	As at 30 June 2007	As at 31 December 2006
Derivative financial instruments liabilities (Note II. 15)	17,257	14,323
Liabilities at fair value through profit or loss		
Structured deposits	70,792	86,474
Short positions in foreign currency debt securities	9,670	8,690
Short positions in exchange fund bills	4,048	3,561
Sub-total	84,510	98,725
Total	101,767	113,048

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Due to customers

	As at 30 June 2007	As at 31 December 2006
Demand deposits		
— Corporate customers	1,165,598	979,653
— Individual customers	803,883	770,583
	1,969,481	1,750,236
Time deposits		
— Corporate customers	616,417	549,118
— Individual customers	1,611,180	1,645,914
	2,227,597	2,195,032
Security and margin deposits	153,989	145,850
Total	4,351,067	4,091,118

22 Bonds issued

	Issue date	Maturity date	Interest rate	As at 30 June 2007	As at 31 December 2006
Subordinated bonds issued[1]					
2004 RMB Debt Securities					
First Tranche	7 July 2004	20 July 2014	4.87%	14,070	14,070
Second Tranche	22 October 2004	16 November 2014	4.94%	12,000	12,000
2005 RMB Debt Securities					
First Tranche	18 February 2005	4 March 2015	4.83%	15,930	15,930
Second Tranche (fixed rate)	18 February 2005	4 March 2020	5.18%	9,000	9,000
Second Tranche (floating rate)	18 February 2005	4 March 2015	floating rate	9,000	9,000
Sub-total				60,000	60,000
Other notes issued				445	173
Total				60,445	60,173

(1) These RMB-denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the equity holders. In the calculation of the Group's capital adequacy ratio, these bonds are qualified for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23 Other liabilities

Included in other liabilities are insurance liabilities as of 30 June 2007 and 31 December 2006 arising from insurance contracts analyzed as follows:

	As at 30 June 2007	As at 31 December 2006
Long term insurance contracts	16,014	14,625
General insurance contracts	1,877	2,200
Total insurance liabilities, net	17,891	16,825

24 Share appreciation rights plan and share option schemes

(1) Share Appreciation Rights Plan

On 22 November 2005, the Bank's Board of Directors and equity holders approved and adopted a Share Appreciation Rights Plan under which eligible participants including directors, supervisors, management and other personnel designated by the Board, will be granted share appreciation rights, up to 25% of which will be exercisable each year beginning on the third anniversary date from the date of the grant. The share appreciation rights will be valid for seven years from the date of grant. Eligible participants will be entitled to receive an amount equal to the difference, if any, between the average closing market price of the Bank's H shares in the ten days prior to the date of grant and the average closing market price of the Bank's H shares in the 12 months prior to the date of exercise as adjusted for any change in the Bank's equity. The plan provides cash-settled share-based payment only and accordingly, no shares will be issued under the share appreciation rights plan.

No share appreciation rights were granted during the period ended 30 June 2007 and the year ended 31 December 2006, and no rights were outstanding under such plan as of 30 June 2007 and 31 December 2006.

(2) Share Option Scheme and Sharesave Plan

On 10 July 2002, the shareholders of BOCHK Holdings, approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the period from 10 July 2002 to 30 June 2007.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Share appreciation rights plan and share option schemes (Continued)

(3) BOCHK Holdings Pre-listing Share Option Scheme

On 5 July 2002, certain of the Bank's directors, senior management personnel and employees of the Group were granted options by BOC Hong Kong (BVI) Limited ("BOCHK (BVI)"), the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase from BOCHK (BVI) an aggregate of 31,132,600 previously issued and outstanding shares of BOCHK Holdings for HKD8.50 per share. These options, with a ten-year term, vest ratably over four years from 25 July 2002. No further offers to grant any options under the Pre-listing Share Option Scheme will be made. The Group has no legal or constructive obligation to repurchase or settle the options in cash. The Group has taken advantage of the transitional provision of IFRS 2 under which the required recognition and measurements have not been applied to the options granted to employees of the Group on or before 7 November 2002.

During the period ended 30 June 2007 and year ended 31 December 2006, no share option was exercised by the directors and key management of the Bank. The number of share options granted to the directors and key management of the Bank outstanding at 30 June 2007 and 31 December 2006 was 4,935,500 and 6,381,500 respectively.

Regarding the share options exercised during the period ended 30 June 2007 and year ended 31 December 2006, the weighted average share price of BOCHK Holdings' shares at the time of exercise was HKD19.10 (equivalent to RMB18.83), and HKD16.50 (equivalent to RMB16.91) respectively.

25 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the deferred income tax assets and liabilities of the Group after offsetting qualifying amounts:

	As at 30 June 2007	As at 31 December 2006
Deferred income tax assets	17,916	21,396
Deferred income tax liabilities	(2,941)	(3,029)
	14,975	18,367

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Deferred income taxes (Continued)

The movements of the deferred income tax account are as follows:

	2007	2006
At 1 January	18,367	18,368
Charged to income statement (Note II. 9)	(5,351)	91
Available-for-sale securities	1,907	622
Acquisition of a subsidiary	—	(786)
Exchange differences	52	72
At 30 June/31 December	14,975	18,367

Deferred income tax assets and liabilities are attributable to the following items:

	As at 30 June 2007	As at 31 December 2006
Deferred income tax assets		
Asset impairment provisions	15,677	20,205
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities, and derivative financial instruments	4,999	3,482
Statutory asset revaluation surplus	1,614	2,539
Pension and other benefit costs	1,264	821
Other temporary differences	465	699
Sub-total	24,019	27,746
Deferred income tax liabilities		
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities, and derivative financial instruments	(5,282)	(5,124)
Depreciation of property and equipment	(1,144)	(1,688)
Fair value changes of investment property	(1,931)	(1,928)
Other temporary differences	(687)	(639)
Sub-total	(9,044)	(9,379)
	14,975	18,367

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Statutory reserves, general and regulatory reserves and treasury shares

(1) Statutory reserves

Under relevant PRC Laws, the Bank is required to transfer 10% of its net profit, as determined under the Chinese Accounting Standards ("CAS"), to a non-distributable Statutory surplus reserve. Appropriation to the Statutory surplus reserve may cease when the balance of such reserves has reached 50% of the share capital. Subject to the approval of the equity holders, the Statutory surplus reserve can be used for replenishing the accumulated losses or increasing the Bank's share capital. The Statutory surplus reserve amount used to increase the share capital is limited to a level where the balance of Statutory surplus reserve after such capitalization is not less than 25% of the share capital.

In addition, some overseas branches and subsidiaries are required to transfer certain percentages of their net profit to the Statutory surplus reserve as stipulated by local banking authorities.

(2) General and regulatory reserves

Pursuant to Caijin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by MOF on 17 May 2005, banks and certain other financial institutions in the PRC are required to maintain an adequate allowance for impairment losses against their risk assets as defined. In addition to the specific allowance for impairment losses, financial institutions are required to establish and maintain a general reserve within shareholders' equity, through the appropriation of income to address unidentified potential impairment losses. According to Caijin [2005] No. 49, the general reserve should not be less than 1% of the aggregate amount of risk assets as defined by this policy, before any allowance for impairment losses at the balance sheet date. The Bank intends to achieve the required reserve level by the end of 2008. As at 30 June 2007, general reserve equivalent to 0.4% of the aggregate amount of risk assets (as at 31 December 2006: 0.4%) has been appropriated.

The Regulatory reserve mainly refers to the reserve amount set aside by BOC Hong Kong (Group) Limited, a subsidiary of the Group, for general banking risks, including future losses or other unforeseeable risks.

(3) Dividends

A dividend of RMB10,154 million in respect of 2006 profits was approved by the shareholders of the Bank at the Annual General Meeting held on 14 June 2007.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Statutory reserves, general and regulatory reserves and treasury shares (Continued)

(4) Treasury shares

A wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. These shares are treated as treasury shares, a deduction from shareholders' equity. Gains and losses on sale or redemption of the treasury shares are credited or charged to reserves. The total number of treasury shares as at 30 June 2007 was 16.59 million (as at 31 December 2006: 50 million).

27 Financial risk management

(1) Currency risk

The Group's net foreign currency positions as at 30 June 2007 and 31 December 2006 are analyzed below:

	Foreign Currency Position			
	As at 30 June 2007		As at 31 December 2006	
	RMB million	USD million equivalent*	RMB million	USD million equivalent*
Net foreign currency position of the Group**(i)	144,173	18,932	236,355	30,268
Less:				
Foreign currency denominated net investments in foreign operations(ii)	(113,581)	(14,914)	(113,780)	(14,571)
Net position (excluding structural position in foreign operations)	30,592	4,018	122,575	15,697

* The Group's foreign currency position expressed in USD equivalent in the above table comprises all net foreign currency exposures as at 30 June 2007 and 31 December 2006 based on the respective period-end closing foreign exchange rates of each currency with the USD.

** Net foreign currency position of the Group represents the difference between the Group's net on-balance sheet foreign currency position and the net off-balance sheet foreign currency position.

(i) During the six month period ended 30 June 2007, with the approval of relevant PRC government authorities, the Bank has entered into certain foreign exchange transactions in order to further reduce its net foreign currency position by an aggregated amount of USD12.8 billion (for the year ended 31 December 2006: USD26.3 billion).

Subsequent to the balance sheet date, the Bank has further entered into certain foreign exchange transactions to reduce its net foreign currency position by an aggregated amount of USD3 billion.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(1) Currency risk (Continued)

(ii) The Group's net investments in foreign operations represent the net foreign currency assets/liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognized under the "Currency translation differences" as a separate component of equity. These exchange differences therefore do not impact the consolidated profit or loss of the Group.

The table below summarizes the Group's exposure to foreign currency exchange rate risk as at 30 June 2007 and 31 December 2006. Included in the table are the carrying amounts of the assets and liabilities of the Group along with off-balance sheet positions and credit commitments in RMB equivalent, categorized by the original currency. Option products are included in the net off-balance sheet position using notional amounts.

	As at 30 June 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	21,641	10,236	4,372	1,481	1,281	542	1,562	41,115
Balances with central banks	456,793	21,928	2,782	509	42	—	2,382	484,436
Placements with banks and other financial institutions	84,029	161,979	148,680	18,209	6,429	5,999	13,289	438,614
Government certificates of indebtedness or bank notes issued	—	—	33,227	—	—	—	1,976	35,203
Precious metals	—	—	1,487	—	—	—	38,088	39,575
Trading assets and other financial instruments at fair value through profit or loss	70,281	45,429	24,754	4,679	5,927	—	2,784	153,854
Derivative financial instruments	11,961	10,408	10,009	117	152	436	440	33,523
Loans and advances to customers, net	1,799,568	340,943	352,247	35,111	19,261	4,470	20,598	2,572,198
Investment securities								
— available-for-sale	338,435	468,940	42,345	34,678	14,812	2,820	13,440	915,470
— held-to-maturity	194,260	162,365	65,134	4,320	—	1,618	17,453	445,150
— loans and receivables	345,676	22,446	31,712	—	12,911	—	17,841	430,586
Investments in associates and joint ventures	2,444	969	2,993	—	—	—	—	6,406
Property and equipment	47,193	21,174	12,525	129	1,000	500	1,293	83,814
Investment property	—	—	8,228	—	—	—	1,356	9,584
Deferred income tax assets	17,614	70	93	—	54	—	85	17,916
Other assets	40,841	21,932	59,689	1,654	514	346	1,471	126,447
Total assets	3,430,736	1,288,819	800,277	100,887	62,383	16,731	134,058	5,333,891

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(1) Currency risk (Continued)

	As at 30 June 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	235,006	33,670	7,247	2,671	4,784	286	35,519	319,183
Due to central banks	—	47,764	7,362	819	—	—	35	55,980
Bank notes in circulation	—	—	33,227	—	—	—	2,021	35,248
Certificates of deposits and placements from banks and other financial institutions	59,015	144,488	15,848	2,613	197	633	3,110	225,904
Derivative financial instruments and liabilities at fair value through profit or loss	11,296	56,288	32,827	682	103	384	187	101,767
Due to customers	3,080,317	429,870	654,429	42,884	41,320	23,242	79,005	4,351,067
Bonds issued	60,000	216	229	—	—	—	—	60,445
Other borrowings	—	36,326	—	14,212	3,349	589	1,875	56,351
Current tax liabilities	12,157	237	2,294	35	21	63	573	15,380
Retirement benefit obligations	7,001	—	—	—	—	—	—	7,001
Deferred income tax liabilities	—	811	2,068	—	—	—	62	2,941
Other liabilities	106,770	24,945	39,826	2,364	848	747	1,659	177,159
Total liabilities	3,571,562	774,615	795,357	66,280	50,622	25,944	124,046	5,408,426
Net on-balance sheet position	(140,826)	514,204	4,920	34,607	11,761	(9,213)	10,012	425,465
Net off-balance sheet position	439,995	(450,085)	81,039	(36,588)	(22,849)	15,906	(9,541)	17,877
Credit commitments	517,670	360,466	152,473	52,235	16,038	4,159	10,901	1,113,942

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	20,313	9,174	4,478	2,020	1,691	658	1,478	39,812
Balances with central banks	349,839	19,556	2,322	425	4,865	—	2,624	379,631
Placements with banks and other financial institutions	50,136	185,382	111,652	20,085	8,346	6,984	16,553	399,138
Government certificates of indebtedness for bank notes issued	—	—	34,913	—	—	—	1,713	36,626
Precious metals	—	—	1,541	—	—	—	40,542	42,083
Trading assets and other financial instruments at fair value through profit or loss	34,273	38,772	23,677	8,688	6,491	80	3,847	115,828
Derivative financial instruments	7,418	9,161	7,694	150	88	174	152	24,837
Loans and advances to customers, net	1,614,521	329,663	316,546	33,913	21,422	4,468	17,193	2,337,726
Investment securities								
— available-for-sale	313,323	398,383	45,325	31,962	10,684	2,870	12,631	815,178
— held-to-maturity	180,914	192,383	63,521	6,325	—	1,794	16,203	461,140
— loans and receivables	350,159	76,235	43,609	—	13,520	1,065	15,748	500,336
Investments in associates and joint ventures	2,461	762	2,708	—	—	—	—	5,931
Property and equipment	47,346	22,538	12,864	134	1,064	511	1,743	86,200
Investment property	—	—	7,601	—	—	—	620	8,221
Deferred income tax assets	21,200	4	73	—	37	—	82	21,396
Other assets	14,343	21,303	13,987	1,252	307	227	2,151	53,570
Total assets	3,006,246	1,303,316	692,511	104,954	68,515	18,831	133,280	5,327,653

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(1) Currency risk (Continued)

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	99,311	27,643	5,044	2,542	8,322	270	35,645	178,777
Due to central banks	—	36,598	5,776	—	—	—	—	42,374
Bank notes in circulation	—	—	34,914	—	—	—	1,909	36,823
Certificates of deposits and placements from banks and other financial institutions	78,497	59,308	5,037	2,397	120	147	1,402	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	9,688	73,876	28,083	282	78	762	279	113,048
Due to customers	2,902,584	420,197	572,423	42,529	44,032	23,210	86,143	4,091,118
Bonds issued	60,000	173	—	—	—	—	—	60,173
Other borrowings	—	40,014	—	15,247	3,984	786	3,367	63,398
Current tax liabilities	16,072	223	1,263	13	13	3	556	18,149
Retirement benefit obligations	7,444	—	—	—	—	—	—	7,444
Deferred income tax liabilities	—	806	2,178	—	—	—	45	3,029
Other liabilities	88,800	25,753	33,339	2,190	968	556	1,850	153,456
Total liabilities	3,262,396	684,591	688,063	65,200	57,517	25,734	131,196	4,914,697
Net on-balance sheet position	(256,150)	618,725	4,443	39,754	10,998	(6,903)	2,084	412,956
Net off-balance sheet position	439,850	(468,346)	79,804	(37,825)	(13,762)	7,222	156	7,099
Credit commitments	505,383	345,814	152,091	51,404	16,424	4,440	12,266	1,087,822

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(2) Liquidity risk

The table below summarizes the assets and liabilities of the Group by relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	As at 30 June 2007							
	Overdue	On demand	Less than 1 month	Between 1–3 months	Between 3–12 months	Between 1–5 years	Over 5 years	Total
Assets								
Cash and due from banks	—	41,115	—	—	—	—	—	41,115
Balances with central banks	—	117,801	366,635	—	—	—	—	484,436
Placements with banks and other financial institutions	—	—	314,289	89,497	34,719	109	—	438,614
Government certificates of indebtedness for bank notes issued	—	35,203	—	—	—	—	—	35,203
Precious metals	—	39,575	—	—	—	—	—	39,575
Trading assets and other financial instruments at fair value through profit or loss	—	4,985	6,886	9,070	48,267	37,661	46,985	153,854
Derivative financial instruments	—	8,716	2,305	5,282	8,845	4,694	3,681	33,523
Loans and advances to customers, net	39,072	56,799	128,953	246,956	681,548	738,814	680,056	2,572,198
Investment securities								
— available-for-sale	—	—	18,535	39,822	174,751	299,234	383,128	915,470
— held-to-maturity	—	—	18,576	29,247	136,616	166,731	93,980	445,150
— loans and receivables	—	—	55,442	21,023	33,329	272,048	48,744	430,586
Investments in associates and joint ventures	—	—	—	—	—	693	5,713	6,406
Property and equipment	—	—	—	—	—	—	83,814	83,814
Investment property	—	—	—	—	—	—	9,584	9,584
Deferred income tax assets	—	—	—	—	17	17,899	—	17,916
Other assets	214	29,359	55,155	6,663	22,893	4,908	7,255	126,447
Total assets	39,286	333,553	966,776	447,560	1,140,985	1,542,791	1,362,940	5,833,891

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(2) Liquidity risk (Continued)

	As at 30 June 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	—	319,183	—	—	—	—	—	319,183
Due to central banks	—	15,171	4,518	4,783	30,689	819	—	55,980
Bank notes in circulation	—	35,248	—	—	—	—	—	35,248
Certificates of deposits and placements from banks and other financial institutions	—	1,373	162,270	25,848	19,189	17,126	98	225,904
Derivative financial instruments and liabilities at fair value through profit or loss	—	2,216	17,675	18,134	36,876	16,132	10,734	101,767
Due to customers	—	2,008,979	639,569	440,728	1,013,292	247,708	791	4,351,067
Bonds issued	—	—	—	—	276	—	60,169	60,445
Other borrowings	—	133	914	598	4,808	20,663	29,235	56,351
Current tax liabilities	—	27	19	—	15,310	—	24	15,380
Retirement benefit obligations	—	—	80	160	694	2,953	3,114	7,001
Deferred income tax liabilities	—	—	—	—	11	2,861	69	2,941
Other liabilities	—	78,614	18,698	16,719	35,202	10,877	17,049	177,159
Total liabilities	—	2,460,944	843,743	506,970	1,156,347	319,139	121,283	5,408,426
Net liquidity gap	39,286	(2,127,391)	123,033	(59,410)	(15,362)	1,223,652	1,241,657	425,465

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(2) Liquidity risk (Continued)

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1–3 months	Between 3–12 months	Between 1–5 years	Over 5 years	Total
Assets								
Cash and due from banks	—	39,812	—	—	—	—	—	39,812
Balances with central banks	—	102,017	277,614	—	—	—	—	379,631
Placements with banks and other financial institutions	—	—	264,913	106,193	27,909	123	—	399,138
Government certificates of indebtedness for bank notes issued	—	36,626	—	—	—	—	—	36,626
Precious metals	—	42,083	—	—	—	—	—	42,083
Trading assets and other financial instruments at fair value through profit or loss	—	—	9,611	10,043	14,868	41,703	39,603	115,828
Derivative financial instruments	—	6,466	2,516	1,699	8,181	3,321	2,654	24,837
Loans and advances to customers, net	48,388	32,925	129,262	251,375	646,647	624,209	604,920	2,337,726
Investment securities								
— available-for-sale	—	—	23,457	47,972	132,998	293,914	316,837	815,178
— held-to-maturity	—	—	26,616	57,308	102,015	186,741	88,460	461,140
— loans and receivables	—	—	52,744	62,973	85,706	250,169	48,744	500,336
Investments in associates and joint ventures	—	—	—	—	—	147	5,784	5,931
Property and equipment	—	—	—	—	—	—	86,200	86,200
Investment property	—	—	—	—	—	—	8,221	8,221
Deferred income tax assets	—	—	—	—	23	21,321	52	21,396
Other assets	366	8,473	10,994	6,422	16,733	4,131	6,451	53,570
Total assets	48,754	268,402	797,727	543,985	1,035,080	1,425,779	1,207,926	5,327,653

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(2) Liquidity risk (Continued)

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	—	178,777	—	—	—	—	—	178,777
Due to central banks	—	11,116	4,412	5,078	21,768	—	—	42,374
Bank notes in circulation	—	36,823	—	—	—	—	—	36,823
Certificates of deposits and placements from banks and other financial institutions	—	2,515	79,096	19,698	25,160	20,439	—	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	—	2,977	22,020	16,288	40,967	18,639	12,157	113,048
Due to customers	—	1,854,295	671,453	439,215	847,843	277,401	911	4,091,118
Bonds issued	—	—	—	—	—	—	60,173	60,173
Other borrowings	—	—	947	743	5,754	22,633	33,321	63,398
Current tax liabilities	—	14	26	6	17,792	271	40	18,149
Retirement benefit obligations	—	—	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	—	—	—	—	1,808	1,201	20	3,029
Other liabilities	—	71,136	15,508	7,197	31,699	11,894	16,022	153,456
Total liabilities	—	2,157,653	793,544	488,388	993,504	355,565	126,043	4,914,697
Net liquidity gap	48,754	(1,889,251)	4,183	55,597	41,576	1,070,214	1,081,883	412,956

(3) Interest rate risk

The Group takes on exposures to the effects of changes in the prevailing level of market interest rates on its financial position and cash flows. The general increase in interest rates in the RMB and USD markets for the six month period to 30 June 2007, amongst other things, has decreased the value of the Group's fixed rate debt securities portfolio as at 30 June 2007. In particular, the net decrease in fair value changes of the Group's debt securities designated as available-for-sale securities is reflected through "Reserves for fair value changes of available-for-sale securities".

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28 Contingent liabilities and commitments

(1) Legal proceedings

As at 30 June 2007, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 30 June 2007 and 31 December 2006, provisions of RMB1,538 million and RMB1,985 million were made based on court judgments or the advice of counsel. After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the financial position or operations of the Group.

(2) Assets pledged

Assets pledged as collateral for repurchase agreements and short positions with other banks and financial institutions are set forth in the table below. As at 30 June 2007 and 31 December 2006, the Group had such repurchase agreements and short positions amounting to RMB77,126 million and RMB54,806 million, respectively. All such agreements mature within twelve months from inception.

	As at 30 June 2007	As at 31 December 2006
Debt securities	76,650	55,212

The Group has accepted collateral that it is permitted to sell or re-pledge in connection with its reverse repo agreements and securities lending transactions. The fair value of the collateral accepted by the Group was RMB78,414 million and RMB77,657 million, as of 30 June 2007 and 31 December 2006, respectively. The Group had an obligation to return collateral that it has sold with a fair value of RMB1,665 million and RMB3,728 million, as of 30 June 2007 and 31 December 2006, respectively.

(3) Capital commitments

	As at 30 June 2007	As at 31 December 2006
Contracted but not provided for	35,767	38,741
Authorized but not contracted for	1,388	1,536
Total	37,155	40,277

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28 Contingent liabilities and commitments (Continued)

(4) Operating leases

According to the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group in the future are summarized as follows:

	As at 30 June 2007	As at 31 December 2006
Within one year	1,675	1,604
One to two years	1,326	1,281
Two to three years	965	969
Above three years	2,790	2,832
Total	6,756	6,686

(5) Certificate Treasury Bond redemption commitments

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest.

The Bank's redemption commitments, representing the principal value of the bonds underwritten and sold by the Bank, amounted to RMB78,027 million and RMB84,500 million, as at 30 June 2007 and 31 December 2006, respectively. The original maturities of these bonds vary from 1 to 5 years.

(6) Credit commitments

	As at 30 June 2007	As at 31 December 2006
Credit commitments		
— with an original maturity of within one year	194,332	212,179
— with an original maturity of one year or over	236,431	258,392
Acceptances	223,213	217,093
Letters of guarantee issued	336,117	290,205
Letters of credit issued	122,978	109,083
Others	871	870
Total	1,113,942	1,087,822

Credit commitments represent general credit facility limits for our corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28 Contingent liabilities and commitments (Continued)

(7) Credit risk weighted amounts of off balance sheet exposures

	As at 30 June 2007	As at 31 December 2006
Contingent liabilities and commitments	429,797	413,678

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

29 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original maturity less than three months:

	As at 30 June 2007	As at 30 June 2006
Cash and due from banks	40,166	35,445
Balances with central banks	117,801	113,039
Placements with banks and other financial institutions	300,439	210,079
Short term bills and notes	31,610	30,910
Total	490,016	389,473

30 Related party transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Huijin.

Except for those transactions disclosed elsewhere in these interim financial statements, other related party transactions are set forth below.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30 Related party transactions (Continued)

The related party transactions below should be read in conjunction with the 2006 annual financial statements.

(1) Transactions with Huijin

(i) Dividend payable/paid to Huijin

	For the six month period ended 30 June	
	2007	2006
Dividend payable	(6,853)	—
Dividend paid	—	(1,375)

(ii) Deposit from Huijin

	2007	2006
At 1 January	22,060	38,869
Deposits received during the period/year	116,662	288,128
Deposits matured/repaid during the period/year	(95,427)	(304,937)
At 30 June/31 December	43,295	22,060

The interest range in respect of the deposit placement from Huijin for the six month period ended 30 June 2007 varied from 0.72% to 5.23% depending on maturity and currency.

(2) Transactions with the MOF and the PBOC, other companies controlled by Huijin, other state controlled entities, associates and joint ventures

The Group enters into banking transactions with the MOF and the PBOC in the normal course of business. These include foreign exchange transactions with PBOC; purchase and redemption of investment securities issued by the MOF and the PBOC; maintenance of mandatory reserves, other deposits and amounts due to the PBOC; underwriting and distribution of Certificate Treasury Bonds issued by the MOF through the Group' branch network and earning commission income based on such bonds sold.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30 Related party transactions (Continued)

(2) Transactions with the MOF and the PBOC, other companies controlled by Huijin, other state controlled entities, associates and joint ventures (Continued)

The Group also enters into banking transactions with other companies controlled by Huijin, other state controlled entities, associates and joint ventures in the normal course of business. The nature of these transactions for the period ended 30 June 2007 and the year ended 31 December 2006, conducted in the ordinary course of business, includes, but is not limited to, the following:

— Lending, provision of credit and guarantees and deposit taking;

— Inter-bank balance taking and placing;

— Sale, purchase, underwriting and redemption of bonds and investment securities issued by the related parties mentioned above;

— Rendering of foreign exchange, remittance, investment related services;

— Entrusted lending and provision of other custody services; and

— Purchasing of utilities, telecommunication and postal services.

(3) Transactions with key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During the six month period ended 30 June 2007 and the year ended 31 December 2006, there were no material transactions amounts and balances with key management personnel on an individual basis.

31 Events after the balance sheet date

Subsequent to the balance sheet date, the Bank exercised 2 tranches of the Huijin options, having a notional amount of USD3 billion (Note II.15(2)), and also entered into certain foreign exchange transactions which in effect further reduce its net foreign currency exposures by USD3 billion (Note II. 27(1)).

Unaudited Supplementary Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

1 Liquidity ratios

	As at 30 June 2007	As at 31 December 2006
RMB current assets to RMB current liabilities	36.10%	37.65%
Foreign currency current assets to foreign currency current liabilities	68.55%	64.14%

The above liquidity ratios are calculated in accordance with the formula promulgated by the PBOC and CBRC. The ratios as at 30 June 2007 are calculated based on the financial information prepared in accordance with CAS as at 30 June 2007, whilst the ratios as at 31 December 2006 are calculated based on the financial statements for year ended 31 December 2006 which are not restated according to CAS.

2 Capital adequacy ratios

	As at 30 June 2007	As at 31 December 2006
Core capital adequacy ratio	11.32%	11.44%
Capital adequacy ratio	13.39%	13.59%

The above capital adequacy ratios are calculated in accordance with the rules and regulations promulgated by the CBRC. The ratios as at 30 June 2007 are calculated based on the financial information prepared in accordance with CAS as at 30 June 2007, whilst the ratios as at 31 December 2006 are calculated based on the financial statements for year ended 31 December 2006 which are not restated according to CAS.

3 Capital adequacy ratio related components

The capital adequacy ratio related components used in the calculation of the adequacy ratios as at 30 June 2007 and 31 December 2006 presented in Note 2 above are analyzed below. All financial information included in the calculation as at 30 June 2007 are extracted from 30 June 2007 CAS financial statements, whilst all financial information as at 31 December 2006 are extracted from 2006 financial statements and not restated according to CAS.

	As at 30 June 2007	As at 31 December 2006
Components of capital base		
Core capital:		
Share capital	253,778	253,623
Reserves	149,932	126,916
Minority interest	29,953	29,560
Total core capital	433,663	410,099
Supplementary capital:		
General provisions	31,114	28,315
Long-term subordinated bonds issued	60,000	60,000
Others	(5,857)	(2,439)
Gross value of supplementary capital	85,257	85,876
Total capital base before deductions	518,920	495,975
Deductions:		
Goodwill	(1,875)	(1,875)
Investments in non-consolidated financial institutions	(1,795)	(4,371)
Investment properties	(9,584)	(5,141)
Investments in non-financial institutions	(4,611)	(13,226)
Total capital base after deductions	501,055	471,362
Core capital base after deductions[1]	423,793	396,855
Risk-weighted assets and market risk capital adjustment	3,742,637	3,469,017

(1) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base.

4 Currency concentrations other than RMB

	Equivalent in million of RMB			
	USD	HKD	Others	Total
As at 30 June 2007				
Spot assets	1,281,016	781,633	311,312	2,373,961
Spot liabilities	(788,955)	(800,459)	(268,423)	(1,857,837)
Forward purchases	486,725	148,765	178,661	814,151
Forward sales	(894,178)	(58,289)	(211,601)	(1,164,068)
Net option position*	(58,365)	(3,446)	(5,617)	(67,428)
Net long position	26,243	68,204	4,332	98,779
Net structural position	22,143	23,746	4,278	50,167
As at 31 December 2006				
Spot assets	1,293,462	673,839	323,070	2,290,371
Spot liabilities	(698,037)	(692,564)	(281,209)	(1,671,810)
Forward purchases	354,019	132,513	144,966	631,498
Forward sales	(694,752)	(47,811)	(182,891)	(925,454)
Net option position*	(133,930)	(1,446)	(1,456)	(136,832)
Net long position	120,762	64,531	2,480	187,773
Net structural position	23,300	23,173	4,072	50,545

Included in the spot assets and liabilities and net long position above are those positions related to the Group's overseas subsidiaries and branches. Such positions are excluded from the net structural position above.

On the basis that these positions are excluded from the spot assets, spot liabilities and net long position; and are included in the net structural position, the positions would be as follows. All exchange differences arising from the translation of the net structural position shown below are recognized under the "Currency translation differences" as a separate component of equity, and therefore do not impact the Group's profit or loss.

	Equivalent in million of RMB			
	USD	HKD	Others	Total
As at 30 June 2007				
Net long position	47,168	(7,407)	(4,396)	35,365
Net structural position	1,218	99,357	13,006	113,581
As at 31 December 2006				
Net long position	142,546	(9,691)	(8,317)	124,538
Net structural position	1,516	97,395	14,869	113,780

* The net option position is calculated using the delta equivalent approach as set out in the requirements of the banking return of the Hong Kong Monetary Authority.

5 Cross-border claims

The Group is principally engaged in business operations within Chinese Mainland, and regards all claims on third parties outside Chinese Mainland as cross-border claims.

Cross-border claims include balances with central banks, placements with banks and other financial institutions, government certificates of indebtedness for bank notes issued, trading assets and other financial instruments at fair value through profit or loss, loans and advances to customers and investment securities.

Cross-border claims have been disclosed by different country or geographical areas. A country or geographical area is reported where it constitutes 10% or more of the aggregate amount of cross-border claims, after taking into account any risk transfers. Risk transfer is only made if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	Banks and other financial institutions	Public sector entities	Others	Total
As at 30 June 2007				
Asia Pacific excluding Chinese Mainland				
— Hong Kong	22,539	18,510	381,473	422,522
— Other Asia Pacific locations	109,329	51,004	61,818	222,151
	131,868	69,514	443,291	644,673
North and South America	112,116	371,240	170,382	653,738
Europe	422,270	10,016	42,038	474,324
Middle East and Africa	2,069	297	3,113	5,479
	668,323	451,067	658,824	1,778,214

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2006				
Asia Pacific excluding Chinese Mainland				
— Hong Kong	22,622	22,438	351,754	396,814
— Other Asia Pacific locations	122,713	60,160	58,340	241,213
	145,335	82,598	410,094	638,027
North and South America	270,758	239,871	168,179	678,808
Europe	357,164	74,259	62,525	493,948
Middle East and Africa	1,936	314	3,137	5,387
	775,193	397,042	643,935	1,816,170

6 Overdue assets

For the purposes of the tables below, loans and advances to customers and placements with banks and other financial institutions are considered overdue if either principal or interest payment is overdue.

(i) Gross amount of overdue loans and advances to customers

	As at 30 June 2007	As at 31 December 2006
Gross loans and advances to customers which have been overdue for:		
— between 3 and 6 months	5,669	8,957
— between 6 and 12 months	14,758	15,203
— over 12 months	56,736	50,058
	77,163	74,218
Percentage:		
— between 3 and 6 months	0.21%	0.37%
— between 6 and 12 months	0.55%	0.63%
— over 12 months	2.12%	2.06%
	2.88%	3.06%

(ii) Gross amount of overdue placements with banks and other financial institutions

	As at 30 June 2007	As at 31 December 2006
Gross placements with banks and other financial institutions which have been overdue for:		
— between 3 and 6 months	—	—
— between 6 and 12 months	—	—
— over 12 months	458	499
	458	499
Percentage:		
— between 3 and 6 months	—	—
— between 6 and 12 months	—	—
— over 12 months	0.10%	0.12%
	0.10%	0.12%

6 Overdue assets (Continued)

(iii) Overdue loans and advances to customers by geographical area

	As at 30 June 2007	As at 31 December 2006
Chinese Mainland	118,067	114,003
Hong Kong and Macau	3,981	4,360
Other overseas locations	406	191
	122,454	118,554
Less:		
Gross loans and advances to customers which have been overdue for less than 3 months	(45,291)	(44,336)
	77,163	74,218

7 Geographical information of impaired loans and allowances

The impaired loans and advances to customers (gross) based on geographical segment are as follows:

	As at 30 June 2007			As at 31 December 2006		
	Impaired loans	Individually assessed allowance	Collectively assessed allowance	Impaired loans	Individually assessed allowance	Collectively assessed allowance
Chinese Mainland	97,354	(54,739)	(12,955)	100,715	(53,118)	(12,611)
Hong Kong and Macao	1,775	(539)	(69)	2,334	(669)	(89)
Other overseas locations	300	(140)	(34)	183	(59)	(35)
Total	99,429	(55,418)	(13,058)	103,232	(53,846)	(12,735)

8 Foreclosed assets

As at 30 June 2007 and 31 December 2006, the foreclosed assets of the Group amounted to RMB2,372 million and RMB1,967 million respectively.

9 Subsidiaries

As at 30 June 2007, the principal subsidiaries set out below are consolidated. All holdings are in the ordinary share capital of the undertaking concerned.

Name	Place of incorporation/ establishment	Equity held (%)	Registered capital/ Paid-in capital (in millions)	Principal business
Directly controlled				
BOC Hong Kong (Group) Limited	Hong Kong	100.00	HKD34,806	Holding company
BOC International Holdings Limited	Hong Kong	100.00	HKD3,539	Investment banking
Bank of China Group Insurance Company Limited	Hong Kong	100.00	HKD1,269	Insurance services
Bank of China Group Investment Limited	Hong Kong	100.00	HKD200	Investment holding
Tai Fung Bank Limited	Macau	50.31	MOP1,000	Commercial banking
Indirectly controlled				
BOC Hong Kong (Holdings) Limited[1]	Hong Kong	65.77	HKD52,864	Holding company
Bank of China (Hong Kong) Limited	Hong Kong	65.77	HKD43,043	Commercial banking
Nanyang Commercial Bank Limited	Hong Kong	65.77	HKD600	Commercial banking
Chiyu Banking Corporation Limited[2]	Hong Kong	46.36	HKD300	Commercial banking
BOC Credit Card (International) Limited	Hong Kong	65.77	HKD480	Credit card services
BOC Group Trustee Company Limited[3]	Hong Kong	76.24	HKD200	Provision of trustee services
BOC Aviation Private Limited[4]	Singapore	100.00	USD308	Aircraft leasing

(1) Listed on the Stock Exchange of Hong Kong Limited.

(2) Bank of China (Hong Kong) Limited holds 70.49% of the voting share of this company.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited hold 54%, 6%, 6% and 34% shares of this company respectively.

(4) The company was formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd ("SALE"). On 2 July 2007, its name was changed to BOC Aviation Private Limited.

Supplementary Information — Financial Statements Prepared in Accordance with CAS

(Amount in millions of Renminbi, unless otherwise stated)

1. CONSOLIDATED INCOME STATEMENTS

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2007

	For the six month period ended 30 June	
	2007 (unaudited)	2006 (unaudited)
Interest income	122,503	100,124
Interest expense	(51,476)	(45,301)
Net interest income	71,027	54,823
Fee and commission income	13,388	8,166
Fee and commission expense	(1,624)	(1,325)
Net fee and commission income	11,764	6,841
Net trading (losses)/gains	(1,252)	557
Net (losses)/gains on investment securities	(171)	64
Share of results of associates and joint ventures	605	371
Other operating income	6,798	5,714
Impairment losses on loans and advances	(5,244)	(5,479)
Operating expenses	(33,210)	(29,235)
Operating profit	50,317	33,656
Non-operating income, net	345	859
Profit before income tax	50,662	34,515
Income tax expense	(17,936)	(12,394)
Profit for the period	32,726	22,121
— Equity holders of the Bank	29,887	19,347
— Minority interest	2,839	2,774
	32,726	22,121
Earnings per share for profit attributable to the equity holders of the Bank during the period (Expressed in Renminbi per ordinary share) — Basic and diluted	0.12	0.09

2. CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2007

	As at 30 June 2007 (unaudited)	As at 31 December 2006 (restated)
ASSETS		
Cash and due from banks	41,115	39,812
Balances with central banks	484,436	379,631
Placements with banks and other financial institutions	438,614	399,138
Government certificates of indebtedness for bank notes issued	35,203	36,626
Precious metals	39,575	42,083
Trading assets and other financial instruments at fair value through profit or loss	153,854	115,828
Derivative financial instruments	33,523	24,837
Loans and advances to customers, net	2,572,198	2,337,726
Investment securities		
— available-for-sale	915,470	815,178
— held-to-maturity	445,150	461,140
— loans and receivables	430,586	500,336
Investment in subsidiaries	—	—
Investment in associates and joint ventures	6,406	5,931
Property and equipment	79,138	81,823
Investment property	9,584	8,221
Deferred income tax assets	16,350	19,244
Other assets	137,389	64,471
Total assets	5,838,591	5,332,025

2. CONSOLIDATED BALANCE SHEETS (Continued)

	As at 30 June 2007 (unaudited)	As at 31 December 2006 (restated)
LIABILITIES		
Due to banks and other financial institutions	319,183	178,777
Due to central banks	55,980	42,374
Bank notes in circulation	35,248	36,823
Certificates of deposits and placements from banks and other financial institutions	225,904	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	101,767	113,048
Due to customers	4,351,067	4,091,118
Bonds issued	60,445	60,173
Other borrowings	56,351	63,398
Current tax liabilities	15,380	18,149
Retirement benefit obligations	7,001	7,444
Deferred income tax liabilities	2,941	3,029
Other liabilities	177,162	153,459
Total liabilities	5,408,429	4,914,700
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	253,839	253,839
Capital reserve	76,487	76,549
Statutory reserves	10,642	10,380
General and regulatory reserves	14,180	13,934
Undistributed profits	54,519	35,186
Reserve for fair value changes of available-for-sale securities	(3,501)	1,303
Currency translation differences	(5,896)	(3,689)
Treasury shares	(61)	(216)
	400,209	387,286
Minority interest	29,953	30,039
Total equity	430,162	417,325
Total equity and liabilities	5,838,591	5,332,025

3. RECONCILIATION OF DIFFERENCES BETWEEN CAS AND IFRS FINANCIAL INFORMATION

	Net assets		Net profit attributed to equity holders of the Bank	
			For the six month period ended 30 June	
	As at 30 June 2007	As at 31 December 2006	2007	2006
CAS figures	430,162	417,325	29,887	19,347
Adjustments for accounting standard differences:				
— Reversal of asset revaluation surplus and corresponding depreciation and others[1]	(6,263)	(6,521)	258	194
— Deferred tax impact[2]	1,566	2,152	(602)	(64)
Sub-total	(4,697)	(4,369)	(344)	130
IFRS figures	425,465	412,956	29,543	19,477

(1) Reversal of revaluation surplus and corresponding depreciation

Under CAS, the Group recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to property and equipment, in connection with the Joint Stock Reform Plan. The revalued property and equipment will be amortized over their remaining useful lives. According to IAS 16, Property, Plant and Equipment, once an entity has chosen the cost model as its accounting policy, it shall apply the policy to an entire class of property, and shall not be permitted to measure these fixed assets at fair value. Hence, the asset revaluation surplus and corresponding depreciation recognized under CAS, should be reversed under IFRS.

(2) Deferred tax impact

As described above in Note 1, there are differences between the carrying value of property and equipment under CAS and under IFRS. Under IFRS, the tax base of property and equipment is the revalued amount, which resulted in the recognition of deferred tax assets accordingly.

Definitions

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:

Our Bank/the Bank/the Group/we/us	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
Articles of Association	the performing Articles of Association of our Bank
Asia Financial Holdings Pte. Ltd (now known as Fullerton Financial Holdings Pte. Ltd)	a wholly-owned subsidiary of Temasek
Basis Point	refer to 0.01 percentage point
BOC Aviation	BOC Aviation Private Limited (formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd)
BOCG Insurance	Bank of China Group Insurance Company Limited
BOCG Investment	Bank of China Group Investment Limited
BOCG Life	BOC Group Life Assurance Company Limited
BOCHK	Bank of China (Hong Kong) Limited, an authorized financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
BOCHK (BVI)	BOC Hong Kong (BVI) Limited
BOCHK Group	BOC Hong Kong (Group) Limited
BOCHK Holdings	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the ordinary shares of which are listed on the Hong Kong Stock Exchange
BOCI	BOC International Holdings Limited
BOCI China	BOC International (China) Limited
BOCI Group	BOCI and its subsidiaries and associated companies
BOCI-Prudential	BOCI-Prudential Asset Management Limited
CBRC	China Banking Regulatory Commission
Central and Southern China	the area including, for the purpose of this report, the branches of Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan
China Orient	China Orient Asset Management Corporation
CSRC	China Securities Regulatory Commission

Eastern China	the area including, for the purpose of this report, the branches of Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Hong Kong Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Huijin	Central SAFE Investments Limited
Impaired loan	Under IAS39, loans are considered impaired, and the Bank recognizes losses on loans, if there is objective evidence of impairment resulting in a measurable decrease in estimated future cash flows from loans.
Interest-bearing liabilities	includes customer deposits due to and placements from banks and other financial institutions, special purpose borrowings etc.
Interest-earning assets	includes customer loans, debt securities, due from and placements with banks and other financial institutions
MOF	Ministry of Finance, PRC
Nanyang	Nanyang Commercial Bank Limited
NCSSF	National Council for Social Security Fund, PRC
Non-performing loans/NPLs	According to the Guiding Principle on the Classification of Loan Risk Management, loans are divided into five categories by the degree of risk involved. Non-performing loans refer to Substandard, Doubtful and Loss loans. Five categories are adopted in this report unless otherwise stated.
Northeastern China	the area including, for the purpose of this report, the branches of Heilongjiang, Jilin and Liaoning
Northern China	the area including, for the purpose of this report, the branches of Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia and our Head Office
PBOC	People's Bank of China, the Central Bank of PRC
PRC Commercial Banking Law	the Commercial Banking Law of the People's Republic of China
PRC Company Law	the Company Law of the People's Republic of China
RBS China	RBS China Investments S.à.r.l.
RBS Group	The Royal Bank of Scotland Group plc
RMB or Renminbi	Renminbi, the lawful currency of the PRC
SAT	State Administration of Taxation
SFO	Securities and Futures Ordinance of the laws of HKSAR
SSE	The Shanghai Stock Exchange
UBS	UBS AG
Western China	the area including, for the purpose of this report, the branches of Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang

Designed by **RR Donnelley Roman Financial Limited**
Printed by **RR Donnelley (Hong Kong) Limited**

Paper: Made in China, paper comprises not less than 55% FSC pulp. Pulp used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

Mixed Sources
Product group from well managed forests and other controlled sources
www.fsc.org Cert no. SCS-COC-00927
© 1996 Forest Stewardship Council
FSC

Bank of China Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)

1 Fuxingmen Nei Dajie, Beijing 100818, China

Post code: 100818

Tel: (86) 010-66596688 Fax: (86) 010-66593777 http://www.boc.cn

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)
(Stock Code 股份代號：3988)

To: Those H-Share Holders who have chosen to rely on corporate communication of Bank of China Limited (the "Bank") posted on its website in lieu of printed copy of the document and to receive by post a printed copy of the notification of the publication of the document on the Bank's website:

Dear Sir or Madam,

2007 Interim Report

The 2007 Interim Report of the Bank is now available (in English and Chinese) on the website of the Bank at www.boc.cn. You may access "2007 Interim Report — H Share" by clicking "Financial Reports" under "Investor Relations" on the home page of the Bank's website.

If you have any difficulty in receiving or gaining access to the 2007 Interim Report posted on the Bank's website for any reason, we will promptly upon receiving your notice send the printed form of the 2007 Interim Report to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Bank in printed form by giving reasonable notice to the Bank. The aforesaid notice should be sent to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 – 1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

If you have any queries about how to obtain copy of the 2007 Interim Report or how to access the document on the Bank's website, please call the Bank's hotline at (852) 2862 8633.

For and on behalf of
Bank of China Limited

致：選擇了依賴在中國銀行股份有限公司(「本行」)網址上刊載的公司通訊文件以代替該文件的印刷本，並以郵遞方式收取有關該文件已在本行網址上發表的通告的H股股東：

敬啟者：

2007年中期報告

閣下現在可在本行網址 www.boc.cn 閱覽2007年中期報告(英文及中文版)。如要閱覽該文件，請在本行網址首頁按「投資者關係」項下的「財務報告」，即可下載瀏覽「2007年中期報告 — H股」有關內容。

倘 閣下因任何理由以致在收取或接收載於本行網址上的2007年中期報告上出現困難，本行將於接到 閣下通知後，立即向 閣下免費發送2007年中期報告的印刷本。此外， 閣下亦可隨時給予本行合理通知，以選擇收取本行今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本行H股股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806－1807室。

倘 閣下對於如何索取2007年中期報告或如何在本行網址上閱覽該文件有任何疑問，請致電本行熱線 (852) 2862 8633。

中國銀行股份有限公司 謹啟

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)
(Stock Code 股份代號：3988)

Dear H-Share Holders,
敬啟者：

2007 Interim Report
2007年中期報告

The 2007 Interim Report of Bank of China Limited (the "Bank") has been prepared in English and Chinese. A copy prepared in the language different from that you have received is available upon request. To request such copy, please complete the request form below and send it to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The 2007 Interim Report is also available (in English and Chinese) for viewing on the website of the Bank at www.boc.cn and on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
中國銀行股份有限公司(「本行」)2007年中期報告備有英文及中文版。本行在收到　閣下的要求後，將提供　閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本行的H股股份過戶登記處香港中央證券登記有限公司。　閣下亦可在本行網址 www.boc.cn 及香港交易及結算所有限公司網址 www.hkex.com.hk 閱覽2007年中期報告(英文及中文版)。

If you have any queries about how to obtain copy of the 2007 Interim Report or how to access the document on the Bank's website, please call the Bank's hotline at (852) 2862 8633.
倘　閣下對於如何索取2007年中期報告或如何在本行網址上閱覽該文件有任何疑問，請致電本行熱線 (852) 2862 8633。

中國銀行股份有限公司
Bank of China Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the 2007 Interim Report or if you have received the said document in the language you want.

倘　閣下已收到2007年中期報告的中、英文兩種版本或　閣下收到的2007年中期報告版本所採用的語言符合　閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the 2007 Interim Report but I would like to receive its English version now.
本人已收到2007年中期報告的中文版，但現在希望收取其英文版。

OR(Note (1)) 或(注意(1))

☐ I have already received the English version of the 2007 Interim Report but I would like to receive its Chinese version now.
本人已收到2007年中期報告的英文版，但現在希望收取其中文版。

Name(姓名) ______________ Signature(簽名) ______________ Date(日期) ______________

Address(地址) ____

Contact telephone number(聯絡電話號碼) ______________________________

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Bank's H-Share Registrar by using the aerogram overleaf.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✔」號。如在超過一個空格內劃上「✔」號或未有在任何空格內劃上「✔」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本行的H股股份過戶登記處。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	02/10/2007	13:59:57	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	02/10/2007	13:59:57	Approved By 審批者	03988P03
Submission No. 呈交編號	EBIS-071002-00061		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 30/09/2007
截至月份：

Name of Issuer 公司名稱	LM03988	Bank of China Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Jason C.W. Yeung			
Contact Telephone No. 聯絡電話	2846 2700		Date submitted 呈交日期	02/10/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988
(1) 股份代號：

Description : H shares
說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號：

Description : A shares
說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號：

Description :
說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額

RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.		HKD				
2.		HKD				
3.		HKD				

For each warrant (1., 2., 3.):

( )

Stock Code 股份代號

Subscription Price 認購價 HKD

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

4.		HKD				

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
2.	HKD				
3.	HKD				

1\.
Stock Code
股份代號
Conversion Price
換股價 HKD

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

2\.
Stock Code
股份代號
Conversion Price
換股價 HKD

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

3\.
Stock Code
股份代號
Conversion Price
換股價 HKD

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別		No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One At Price : HKD	Issue and allotment Date :	

價格：

(dd/mm/yyyy)
發行及配發日期：
（日／月／年）

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

2. Please Select One — At Price : 價格 : HKD — Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

3. Please Select One — At Price : 價格 : HKD — Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

4. Please Select One — At Price : 價格 : HKD — Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy) 註銷日期：（日／月／年）

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股

Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy)
贖回日期：（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

8. **Other**
其他

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名: Jason C.W. Yeung
* Title 職銜: Company Secretary

OK 確認

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END